micromet

2007 Annual Report

Micromet Development Pipeline

	Product	Preclinical	Phase 1	Phase 2	Indications
BiTE® Antibodies	MT103 (MEDI-538) (CD19)	●	●	●	Acute Lymphoblastic Leukemia
	MT103 (MEDI-538) (CD19)	●	●		Non-Hodgkin's Lymphoma
	MT110 (EpCAM)	●			Solid Tumors
	MT111 (CEA)	●			Solid Tumors
Conventional Antibodies	Adecatumumab (MT201) (EpCAM)	●	●	●	Metastatic Breast Cancer
	Adecatumumab (MT201) with docetaxel (EpCAM)	●	●		Metastatic Breast Cancer
	MT293 (TRC093) Denatured Collagen	●	●		Solid Tumors
	MT228 (MORAb-028) (Gp28)	●			Metastatic Melanoma
	MT203 (GM-CSF)	●			Inflammation

2007 Highlights

March

May

June

July

December

2008 Outlook



Micromet, Inc. is a biopharmaceutical company developing novel, proprietary antibodies for the treatment of cancer, inflammation and autoimmune diseases. Three of Micromet's antibodies are currently in clinical trials. MT103, the most advanced antibody in the product pipeline developed using Micromet's BiTE® antibody technology platform, is being evaluated in a phase 2 clinical trial for the treatment of patients with acute lymphoblastic leukemia and in a phase 1 clinical trial for the treatment of patients with non-Hodgkin's lymphoma. BiTE antibodies represent a new class of antibodies that activate a patient's own cytotoxic T cells, considered the most powerful "killer cells" of the human immune system, to eliminate cancer cells. Micromet is developing MT103 in collaboration with MedImmune, Inc., a subsidiary of AstraZeneca plc. Micromet's second clinical stage antibody is adecatumumab, a human monoclonal antibody which targets epithelial cell adhesion molecule (EpCAM) expressing solid tumors. Micromet is developing adecatumumab in collaboration with Merck Serono in a phase 1b clinical trial evaluating adecatumumab in combination with docetaxel for the treatment of patients with metastatic breast cancer. Micromet's third clinical stage antibody MT293 is licensed to TRACON Pharmaceuticals, Inc., and is being developed in a phase 1 clinical trial for the treatment of patients with cancer. MT110, a BiTE antibody targeting EpCAM-expressing tumors, has completed preclinical development and Micromet plans to initiate clinical development in 2008. In addition, Micromet has established a collaboration with Nycomed for the development and commercialization of MT203, our human antibody neutralizing the activity of granulocyte/macrophage colony stimulating factor (GM-CSF), which has potential applications in the treatment of various inflammatory and autoimmune diseases, such as rheumatoid arthritis, psoriasis, or multiple sclerosis. Further, Micromet has used and will continue to use our proprietary BiTE antibody technology platform to generate additional antibodies for its product pipeline.

Investment Facts



- One of the industry's most extensive antibody pipelines
- Clinically validated "next generation" antibody technology
- Strong pharma partnerships
  - Leverage MITI capabilities, while controlling expenditures
  - Create commercial opportunities in important markets
- Significant clinical newsflow

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 0-50440

Micromet, Inc.

(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**52-2243564** *(I.R.S. Employer Identification No.)*
6707 Democracy Boulevard, Suite 505 **Bethesda, MD** *(Address of principal executive offices)*	**20817** *(Zip Code)*

(240) 752-1420

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.00004 per share	Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Note- checking the box above will not relieve any registrant required to file reports pursuant to Section 13 of 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2007, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $65.7 million, based on the closing price of the registrant's common stock on that date as reported by the NASDAQ Global Market.

The number of outstanding shares of the registrant's common stock, par value $0.00004 per share, as of March 5, 2008 was 40,778,258 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after registrant's fiscal year ended December 31, 2007 are incorporated by reference into Part III of this report.

MICROMET, INC.

ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2007

Table of Contents

PART I

Item 1. *Business*

INFORMATION REGARDING MICROMET'S BUSINESS

Company Overview

We are a biopharmaceutical company developing novel, proprietary antibodies for the treatment of cancer, inflammation and autoimmune diseases. Three of our antibodies are currently in clinical trials, while the remainder of our product pipeline is in preclinical development. MT103, also known as MEDI-538, the most advanced antibody in our product pipeline developed using our BiTE® antibody technology platform, is being evaluated in a phase 2 clinical trial for the treatment of patients with acute lymphoblastic leukemia and in a phase 1 clinical trial for the treatment of patients with non-Hodgkin's lymphoma. BiTE antibodies represent a new class of antibodies that activate a patient's own cytotoxic T cells, considered the most powerful "killer cells" of the human immune system, to eliminate cancer cells. We are developing MT103 in collaboration with MedImmune, Inc., a subsidiary of AstraZeneca plc. Our second clinical stage antibody is adecatumumab, also known as MT201, a human monoclonal antibody which targets epithelial cell adhesion molecule (EpCAM) expressing solid tumors. We are developing adecatumumab in collaboration with Merck Serono in a phase 1b clinical trial evaluating adecatumumab in combination with docetaxel for the treatment of patients with metastatic breast cancer. MT293, also known as TRC093, our third clinical stage antibody, is licensed to TRACON Pharmaceuticals, Inc., and is being developed in a phase 1 clinical trial for the treatment of patients with cancer. MT110, a BiTE antibody targeting EpCAM-expressing tumors, has completed preclinical development and we plan to initiate clinical development in 2008. In addition, we have established a collaboration with Nycomed for the development and commercialization of MT203, our human antibody neutralizing the activity of granulocyte/macrophage colony stimulating factor (GM-CSF), which has potential applications in the treatment of various inflammatory and autoimmune diseases, such as rheumatoid arthritis, psoriasis, or multiple sclerosis. Further, we have used and will continue to use our proprietary BiTE antibody technology platform to generate additional antibodies for our product pipeline. To date, we have incurred significant research and development expenses and have not achieved any product revenues from sales of our product candidates.

Corporate History

On May 5, 2006, CancerVax Corporation completed a merger with Micromet AG, a privately-held German company. CancerVax was incorporated in the State of Delaware on June 12, 1998, and completed an initial public offering on November 4, 2003. Following its merger with CancerVax, former Micromet AG security holders owned, as of the closing of the merger, approximately 67.5% of the combined company on a fully-diluted basis and former CancerVax security holders owned, as of the closing, approximately 32.5% of the combined company on a fully-diluted basis. CancerVax was renamed "Micromet, Inc." and our NASDAQ Global Market ticker symbol was changed to "MITI." As former Micromet AG security holders owned approximately 67.5% of the voting stock of the combined company immediately after the merger, Micromet AG was deemed to be the acquiring company for accounting purposes and the transaction was accounted for as a reverse acquisition under the purchase method of accounting for business combinations. Accordingly, unless otherwise noted, all pre-merger financial information is that of Micromet AG, and all post-merger financial information is that of Micromet, Inc. and its wholly owned subsidiaries, including Micromet AG.

Unless specifically noted otherwise, as used throughout this report and the consolidated financial statements, "Micromet", "we," "us," and "our" refers to the business of the combined company after the closing of the merger and the business of Micromet AG prior to the closing of the merger, and "CancerVax" refers to the business, operations, and financial results of CancerVax Corporation prior to the closing of the merger, and "collaborator" refers to the counterparties to our collaboration agreements as well as the counterparties to our license agreements.

Market Overview

Cancer is among the leading causes of death worldwide. The World Health Organization estimates that more than 10 million people were diagnosed with cancer worldwide in the year 2000 and that this number will increase to

15 million by 2020. In addition, the World Health Organization estimates that 7.6 million people died from the disease in 2005, representing 13% of all deaths worldwide. The American Cancer Society (ACS) estimates that over 1.4 million people in the U.S. were newly diagnosed with cancer in 2007 and over 559,000 people died from the disease in the U.S. in 2007. Also according to the ACS, in the U.S. one in every four deaths is due to cancer, and as a result it has become the second leading cause of death in all people (exceeded only by heart disease), and the leading cause of death in people over age 85.

The increasing number of people diagnosed with cancer and the approval of new cancer treatments are factors that are expected to continue to fuel the growth of the worldwide market for cancer drugs. The U.S. National Health Information Business Intelligence Reports states that, on a world-wide basis, the revenues for cancer drugs are expected to grow from $35.5 billion in 2003 to $53.1 billion in 2009. The therapeutic antibody subset of the cancer market is driving much of the cancer market growth. According to various market analyses, the monoclonal antibody market represents the fastest-growing segment within the pharmaceutical industry. In 2005, it was worth $13 to $14 billon worldwide, and Datamonitor forecasts a compound annual growth rate of up to 14% between 2006 to 2012 (in: Datamonitor, Monoclonal Antibodies Report Part II, September 26, 2007).

Immunotherapy for the Treatment of Cancer

Background

The body's immune system is a natural defense mechanism tasked with recognizing and combating cancer cells, viruses, bacteria and other disease-causing factors. This defense is carried out by the white blood cells of the immune system through cytolytic, or cell-killing, enzymes that either assemble on specific antibodies bound to the cell surface of target cells, or are discharged by certain white blood cells in a highly specific fashion. Specific types of white blood cells, known as T cells and B cells, are responsible for carrying out cell-mediated immune responses and humoral, or antibody-based, immune responses, respectively.

Cancer cells produce molecules known as tumor-associated antigens, which can also be present in normal cells but are frequently over-produced or modified in cancer cells. T cells and B cells have receptors on their surfaces that enable them to recognize the tumor-associated antigens. For instance, once a B cell recognizes a tumor-associated antigen, it triggers the production of antibodies that can bind and kill the tumor cells. T cells play more diverse roles, including the identification and destruction of tumor cells by direct cell-to-cell contact.

The human body has developed numerous immune suppression mechanisms to prevent the immune system from destroying the body's normal tissues. Cancer cells have been shown to utilize these same mechanisms to suppress the body's natural immune response against cancer cells. Thus, the response of the body's immune system may not be sufficient to eradicate or control the cancer cells, and even with an activated immune system, the number and size of tumors can overwhelm the body's immune response.

BiTE Antibody Technology Platform

BiTE antibodies represent a novel class of antibodies designed to direct the body's cytotoxic, or cell-destroying, T cells against tumor cells. BiTE antibodies enable temporary synapses between T cells and tumor cells in the same manner as can be observed during naturally-occurring T cell attacks. During the temporary synapse, T cells deliver cytotoxic proteins into tumor cells, ultimately inducing a self-destruction process in the tumor cell referred to as "apoptosis," or programmed cell death. In the presence of BiTE antibodies, a T cell acts as a "serial killer" of tumor cells, which explains the activity of BiTE antibodies at low concentrations and at low ratios of T cells to target tumor cells. In addition, through the process of killing tumor cells, T cells proliferate, which leads to an increased number of T cells at the site of attack.

Compared to conventional antibodies, BiTE antibodies appear to provide a superior search and destroy mechanism for eradication of disseminated tumor cells. Moreover, BiTE antibodies direct T cells to attack larger tumor masses with a potency that is comparable, or may even exceed, the cytotoxic activity of chemotherapies. For example, in our phase 1 clinical trial with MT103, we have observed complete responses in late-stage NHL patients at 18 pM MT103 concentration in serum. In preclinical studies with MT110, we have shown a high efficacy of the antibody in mice against human tumors derived either from cancer cell lines or by surgery from ovarian cancer patients. Based on the potency of BiTE antibodies at low doses shown in clinical trials and preclinical studies, we believe that BiTE antibodies may prove to be more convenient and effective in the treatment of indolent or adjuvant disease settings than currently available therapies, which typically rely on a combination of chemotherapeutics and conventional antibodies and have severe associated side effects but often fail to provide a lasting cure.

Several antibodies in our product pipeline are BiTE antibodies and have been generated based on our proprietary BiTE antibody technology platform. In addition to MT103, which is in clinical development, we have completed preclinical development for MT110, a BiTE antibody targeting EpCAM, and we plan to initiate clinical development with this product candidate in 2008. We have additional BiTE antibodies targeting carcinoembryonic antigen (CEA), EPH receptor A2 (EphA2), melanoma chondroitin sulfate proteoglycan (MCSP) and other targets in various stages of preclinical development and lead optimization.

Cancer Indications Targeted by Our Product Candidates

Non-Hodgkin's Lymphoma and Acute Lymphoblastic Leukemia

Our lead product candidate, MT103, is being developed for the treatment of non-Hodgkin's lymphoma (NHL) and acute lymphoblastic leukemia (ALL).

Current Therapies for NHL

NHL is among the fastest growing of all cancers. Indolent, or slow growing, NHL tumors are divided into several subtypes, of which follicular lymphomas are the most common. Approximately 10% of patients with indolent lymphoma are diagnosed at stage I or localized stage II, and are potentially curable with radiotherapy. Patients diagnosed with stage II, III, or IV disease are often asymptomatic and remain under periodic observation. Treatment is generally initiated when patients become symptomatic or when biological evidence of increasingly active disease such as rapidly enlarging lymph nodes occurs. First-line treatment for patients with indolent NHL is usually chemotherapy, although recent data indicate that rituximab (Genentech's, Biogen Idec's and Roche's Rituxan® and MabThera®) added to chemotherapy may provide additional long-term benefit. Rituximab is a monoclonal antibody that targets CD20, an antigen widely expressed on B cells. Patients often cycle between remission and relapse, and may survive for as long as eight to ten years following initial diagnosis. Upon relapse, patients may receive chemotherapy plus rituximab, rituximab alone, or chemotherapy alone. Over time, an increasing proportion of patients become refractory, or resistant, to treatments with chemotherapy or rituximab. Refractory patients may then receive radio-labeled monoclonal antibodies targeting CD20 (so-called radio-immunotherapy) or experimental regimens including bone marrow transplantation.

Aggressive NHL tumors are rapidly growing tumors and are divided into various subtypes, the largest subtype being diffuse large B-cell lymphomas (DLBCL). Current standard first-line treatment for DLBCL is a chemo-therapy regimen plus rituximab, and may result in a cure for approximately 50% of patients treated. The overall survival of patients who do not respond to first-line therapy is generally limited to a few years. Young patients and those with good clinical status may benefit from bone marrow transplantation, but most are treated with combinations of chemotherapy and rituximab or radioimmunotherapy. If patients do not respond to primary treatment or if patients relapse, experimental therapies or combination chemotherapy may be attempted. Alto-gether, despite recent advances in treatment choices, overall prognosis for survival of non-responding or relapsed patients with aggressive NHL remains poor.

Mantle cell lymphoma (MCL) is a B cell malignancy which presents with features of both aggressive and indolent NHL. Although the introduction of rituximab in combination with chemotherapy regimens has improved response rates, including complete responses, the majority of patients relapse within a few years. Second-line treatments included bortezomib (Millennium's and Johnson & Johnson's Velcade®), some experimental product candidates currently in clinical development, and stem cell transplantations. Altogether, despite recent advances in treatment choices, the overall prognosis for survival of non-responding or relapsed patients with MCL remains poor and new therapeutic options are urgently needed.

Current Therapies for ALL

ALL is an extremely aggressive form of B-cell leukemia. Currently, patients with ALL are initially treated with complex and highly toxic chemotherapy regimens which may be followed by bone marrow stem cell transplantation for eligible patients. After chemotherapy, patients may have low numbers of residual tumor cells in their bone marrow (which is also referred to as minimal residual disease, or MRD). These patients are at a very high risk of early relapse. Improved treatments and the reduction of relapse rates in patients with MRD-positive ALL represent a high medical need, especially when bone marrow stem cell transplantation is not an option.

Our Approach with MT103

MT103 is a BiTE antibody targeting CD19, which is exclusively expressed on B cells and B-cell derived B lymphoma cells. Preclinical and clinical data indicate that MT103 has activity in the treatment of indolent NHL, MCL, and chronic lymphocytic leukemia (CLL). In addition, clinical activity observed with MT103 included the removal of cancer cells from bone marrow and other tumor-infiltrated organs which suggests that MT103 may also be active against aggressive NHL as well as ALL. The activity against ALL is being investigated in a phase 2 clinical trial. Based on the observed clinical activity, MT103 has the potential to treat advanced disease as well as to remove residual tumor cells in consolidation therapy. While conceivable in the future, at this point in time we do not plan to co-administer MT103 with other therapeutics, but rather use MT103 as a single agent.

Micromet has selected the CD19 target for MT103 for a number of reasons. First, the CD19 antigen is used in the clinic to distinguish lymphoma derived from B cells from those derived from T cells. CD19 serves as a co-receptor of the B cell receptor and is highly specific for the B cells and tumors derived from those B cells. Second, by not binding to CD20, which is the target for a number of antibody-based therapies (Rituxan®, GlaxoSmithKline's Bexxar®, Cell Therapeutics's Zevalin®), it may be possible to use MT103 in advance of, in sequence with, or in combination with anti-CD20 therapies. Third, certain human B cell malignancies express CD19 but no or only modest levels of CD20, such as those derived from early stages of B cell development. In addition to the treatment of CD20-positive lymphomas, we believe that MT103 will provide an opportunity to treat B cell malignancies that lack CD20, that have a low level of CD20 expression, or that have lost CD20 expression during treatment with rituximab, and if approved, may offer patients additional benefit in the treatment of NHL and ALL.

Breast Cancer and other EpCAM-expressing Solid Tumors

Our product candidates adecatumumab (MT201) and MT110 target EpCAM-expressing tumors and have the potential to treat solid tumors, including breast and colorectal cancer.

EpCAM as a Target for Antibody Therapies

EpCAM is a cell surface protein that is overexpressed on most solid tumor types, including prostate, breast, colon, gastric, ovarian, pancreatic and lung cancers. In one study with approximately 1,700 subjects, a high level of EpCAM expression was found in approximately 42% of patients with primary breast cancer. Patients with node-positive breast cancer whose tumor cells are expressing EpCAM have been shown to have a significantly reduced time and rate of survival. EpCAM expression has also been associated with decreased survival in a number of other cancer indications, including breast, gall bladder, bile duct, ovarian and ampullary pancreatic cancers. In addition, EpCAM has been shown to promote the proliferation, migration and invasiveness of breast cancer cells.

A series of recent studies has shown that EpCAM is highly and frequently expressed on tumor cells of the most frequent human carcinomas, including colon, lung, breast, prostate, gastric, ovarian and pancreas cancers. In these studies, EpCAM was also reported to be expressed on so-called cancer stem cells, which has thus far been demonstrated for colon, breast, pancreas and prostate cancers. Cancer stem cells are thought to continuously repopulate bulk tumors with new cancer cells, a feature most cancer cells do not exhibit. Cancer stem cells have also been shown to be relatively resistant to chemotherapy. Novel EpCAM-targeting therapies are intended to eradicate cancer stem cells and slow or stop tumor growth, and may also eliminate the root cause for chemoresistance and metastasis of cancer.

Overview of Current Therapies

For most solid tumors, the current standard of care consists of surgery, radiotherapy and treatment with chemotherapy, hormonal therapy, and targeted therapy, such as monoclonal antibodies or anti-angiogenic agents, such as bevacizumab (Genentech's and Roche's Avastin®), either as a single treatment or as a combination of the aforementioned therapy options. Despite advances in treating these malignancies over the last two decades, we believe that a tremendous need for further improvement of cancer therapy exists. Depending on the disease type and stage, major medical needs include improved survival, increased cure rates, prolonged disease-free survival, and improved control of symptoms. The recent approval of various monoclonal antibodies directed against certain tumor antigens, such as trastuzumab (Genentech's and Roche's Herceptin®) and cetuximab (Bristol-Myers Squibb's and Merck KGaA's Erbitux®) in various indications has confirmed the prospects of targeted therapy.

Current Therapies for Breast Cancer

Breast cancer is the most common cancer in women and the second most common cause of malignancy-related deaths worldwide. Although the incidence of breast cancer is rising in many developed countries, primarily because of the growing number of elderly women, more women are surviving the disease, and those who are not cured are living longer. These achievements are the result of improved screening methods allowing earlier diagnosis, targeted surgery, treatments after surgery (known as adjuvant therapy), and the use of successive hormonal and cytotoxic treatments for patients with metastatic disease, as well as the introduction of new targeted anti-cancer therapies. In stage III locally-advanced tumors, treatment before surgery (known as neoadjuvant therapy) is being increasingly used in order to reduce the size of tumors before surgery and radiation therapy.

Although there is a consensus with regard to the approach to the diagnosis and treatment of patients with breast cancer, medical practice varies in the treatment of low-risk, early-stage patients. As a consequence of wide-spread mammography screening, more than 80% of all invasive breast tumors are diagnosed in stage I or II. In these stages, the primary treatment is surgery, often combined with radiation. The additional treatment regimen is dependent on several factors, including whether the cancer has infiltrated the patient's lymph nodes. More aggressive therapy, often including chemotherapy, is used to treat patients with a high risk of relapse or who have lymph node metastases. Patients with hormone receptor positive disease usually receive additional anti-hormonal treatment with tamoxifen (AstraZeneca's Nolvadex®) alone or tamoxifen followed by other agents such as aromatase inhibitors.

Research has found that the over-expression of the human epidermal growth factor receptor-2 (HER-2) gene contributes to the uncontrolled growth of tumor cells. It is estimated that approximately one in five breast cancer patients is HER-2 positive, and that these patients are likely to have a more aggressive form of cancer. As a result, patients with breast cancer are routinely tested for over-expression of HER-2, and those who test positive are typically treated with trastuzumab (Herceptin®).

Treatment of patients with metastatic, or stage IV, breast cancer generally aims to prolong the time until the progression of the disease and to improve quality of life. Within this group of patients, prognosis and therapy depend on the presence of hormone receptors for estrogen and progesterone (ER +/PR +). Patients with a positive hormone receptor status usually receive hormone therapy (e.g., aromatase inhibitors). Depending on the speed of progression, these patients then either undergo an additional course of hormone therapy or they are switched to chemotherapy. Patients with more advanced or symptomatic disease or with hormone receptor negative status (ER -/PR -) will typically receive chemotherapy. Radiation therapy may be used in specific cases with symptomatic metastases. Herceptin has been marketed since 1998 in the U.S. and since 2000 in the EU for the treatment of patients with HER-2 positive metastatic breast cancer either in combination with chemotherapy, such as with paclitaxel after anthracycline pre-treatment, or as monotherapy in second or third-line metastatic breast cancer patients.

Current Therapies for Colorectal Cancer

Colon and rectal cancers, collectively referred to as colorectal cancer (CRC), are two of the most common forms of cancer worldwide. In 2002, more than 1 million cases of CRC were diagnosed worldwide, making it the fourth most common cancer among men and the third most common among women. In the United States, it is the third most common form of cancer in both men and women, and the U.S. Department of Health and Human Services estimates that 55,000 people died from the disease in the U.S. in 2006.

Surgery is the primary treatment for localized CRC (stages I-III), and experts estimate that more than 90% of these patients undergo surgery to remove the primary tumor. Depending on the stage of the disease, patients undergo chemotherapy regimens before or after the surgery, typically with 5-FU, fluoropyrimidine capecitabine, FOLFOX, or 5-FU/LV combined with oxaliplatin.

Certain patients with metastatic colorectal cancer also undergo surgery, but only if the metastases are limited to isolated sites in the liver or lungs. Chemotherapy (e.g., 5-FU/LV, oxaliplatin) following surgery has been shown to reduce the risk of recurrence of the disease by approximately 16% at five years compared with surgery alone. However, the efficacy achieved by chemotherapy comes at the cost of significant toxicity. The current chemotherapy regimens can cause severe adverse effects in most patients. For example, 5-FU/LV can cause mucositis, neutropenia, and diarrhea. Oxaliplatin can cause peripheral neuropathy, which, although largely reversible, is painful and debilitating and may limit its use in the adjuvant setting.

Unmet Medical Need

Despite recent advances, current therapies still do not sufficiently address patients' needs. In particular, the following therapies are still needed:

- Therapies that more effectively prolong survival and improve quality of life for patients;
- Less toxic, more convenient secondary therapies to prolong time to disease progression, reduce disease-related symptoms, and improve quality of life;
- Therapies that increase the overall survival of patients, such as neoadjuvant treatment regimens; and
- Therapies that are effective in patients who do not respond to currently available therapies, for example, because their tumor cells do not express HER-2 and are thus not responsive to the treatment with Herceptin®.

Our Approach with Adecatumumab and MT110

We have two product candidates that target EpCAM and that we believe may address some or all of the above unmet medical needs. Our product candidate adecatumumab (MT201) is being tested in a phase 1 clinical trial in combination with docetaxel for the treatment of metastatic breast cancer. We expect to initiate a further phase 2 clinical trial in an additional indication in the second half of 2008. In addition, we have completed preclinical development with MT110 and plan to initiate clinical development in 2008. By eliminating tumor cells that express high levels of EpCAM, we believe that treatment with an anti-EpCAM compound such as adecatumumab or MT110 may result in an increased time to disease progression, and if added to standard chemotherapy, such as taxanes, may also result in increased response rates or time to progression. In addition, these product candidates may be effective in patients whose tumors express EpCAM but not HER-2 and thus are not responsive to the treatment with Herceptin®.

Our Product Pipeline

Our current product pipeline consists of antibodies representing different approaches to treating cancer, inflammation and autoimmune diseases. The following table summarizes the current status of our product candidates in clinical and preclinical development:

Product Candidate	Primary Indication	Status
BiTE Antibodies		
MT103	Acute Lymphoblastic Leukemia	Phase 2
	Non-Hodgkin's Lymphoma	Phase 1
MT110	Adenocarcinoma	IMPD/IND Stage
MT111	Selected Cancers	Preclinical
EphA2 BiTE antibody	Selected Cancers	Preclinical
MCSP BiTE antibody	Melanoma	Preclinical
Conventional Antibodies		
Adecatumumab (MT201)	Metastatic Breast Cancer and other Adenocarcinoma	Phase 2 completed
	Metastatic Breast Cancer in combination with Docetaxel	Phase 1b
MT293	Solid Tumors	Phase 1
MT228	Melanoma	Preclinical
MT203	Inflammatory Diseases	Preclinical
MT204	Inflammatory Diseases	Preclinical

MT103

Overview

Our BiTE antibody MT103 is a recombinant antibody consisting of four immunoglobulin variable domains assembled into a single polypeptide chain. Two of the variable domains form the binding site for CD19, a cell surface antigen expressed on all B cells and most B tumor cells, but not on other types of blood cells or healthy tissues. The other two variable domains form the binding site for the CD3 present on all T cells. The resulting recombinant molecule is produced by fermentation in eukaryotic cells. MT103 has received an orphan drug designation for certain types of indolent B-cell lymphoma from the U.S. Food and Drug Administration (FDA), and for MCL and CLL from the European Medicines Agency (EMEA).

We and MedImmune are developing MT103 (also known as MEDI-538) under the terms of a 2003 agreement (see "License Agreements and Collaborations" below) in which MedImmune has obtained exclusive development and commercialization rights for MT103 in North America. We have retained all development and commercialization rights to MT103 outside of North America, and we are eligible to receive milestone and royalty payments from MedImmune with respect to the development and sales of MT103 in North America. MT103 is being investigated in a phase 2 clinical trial for the treatment of patients with ALL, and in a phase 1 clinical trial for the treatment of patients with NHL.

At the December 2007 annual meeting of the American Society of Hematology (ASH), interim results of the ongoing phase 1 clinical trial for MT103 were presented. The results indicated dose-dependent clinical activity with complete and partial responses in late stage, relapsed indolent NHL and MCL patients and that the treatment was generally well-tolerated by patients, with the majority of adverse side effects having been fully reversible and in many cases resolved without discontinuation of MT103 administration.

Mechanism of Action

BiTE antibodies such as MT103 represent a novel class of antibodies designed to direct the body's cytotoxic, or cell-destroying, T cells against tumor cells, BiTE antibodies enable temporary synapses between T cells and tumor cells in the same manner as can be observed during naturally-occurring T cell attacks. During the temporary synapse, T cells deliver cytotoxic proteins into tumor cells, ultimately inducing a self-destruction process in the tumor cell referred to as "apoptosis," or programmed cell death. In the presence of BiTE antibodies, a T cell acts as a "serial killer" of tumor cells, which explains the activity of BiTE antibodies at low concentrations and at low ratios of T cells to target tumor cells. In addition, through the process of killing tumor cells, T cells proliferate, which leads to an increased number of T cells at the site of attack.

Clinical Trials

Phase 2 Clinical Trial in ALL

Following encouraging data from the ongoing phase 1 clinical trial described below showing potent single-agent activity of MT103 in patients with late-stage NHL, we expanded the development program to include patients with ALL, a very aggressive form of leukemia. Currently, patients with ALL are initially treated with complex and highly toxic chemotherapy regimens, which may be followed by bone marrow stem cell transplantation for eligible patients. Patients with minimal residual disease (MRD) have a low number of residual tumor cells in their bone marrow after chemotherapy and are at a very high risk of early relapse. Improved treatments and reduction of relapse rate in patients with MRD-positive ALL represent a high medical need, especially when stem cell transplantation is not an option. Although CD19 is widely expressed in ALL, no treatments targeting CD19 are available yet. This phase 2 clinical trial is designed to determine whether MRD-positive ALL patients can be treated with MT103. Currently, patients are being screened for enrollment in this clinical trial.

Phase 1 Clinical Trial in Relapsed-Refractory NHL

We are conducting a phase 1 dose-finding clinical trial designed to evaluate the safety and tolerability of the continuous intravenous infusion of MT103 over 4-8 weeks at different dose levels in patients with relapsed or refractory NHL. The phase 1 clinical trial protocol is an open-label, multi-center, dose escalation study, which is being conducted by investigators in Germany. Patients are being enrolled sequentially into cohorts with increasing doses. A maximum tolerated dose has not yet been reached.

Of 12 patients in dose cohort numbers 1 through 3 who have received at least two weeks of treatment and who have passed the first control x-ray computerized axial tomography scan (CT scan) at week 4, nine patients have shown stable disease and one patient a minor response (which is defined in the protocol as a 25 to 50 percent decrease in tumor mass). No patient in cohort numbers 1 through 3 has shown a partial or complete tumor response, based on reference radiology assessment according to standardized Cheson criteria for tumor response assessment of NHL. However, partial and complete responses were observed in patients treated with higher doses (dose levels 4-5 = 15-60 $\mu g/m^2/24$ h). As presented at the annual meeting of ASH in 2007, seven of the 18 evaluable patients at the three highest dose levels tested so far in this clinical trial showed a clinically relevant reduction in tumor lesions (3 complete responses, 4 partial responses). These responses were observed in various cancer types including follicular lymphoma (FL), MCL, and CLL. Investigators also observed a reduction of circulating B cells, which appeared to be correlated with increasing doses, with full depletion of B cells observed in all evaluable patients from dose level 3 to 5. Furthermore, 8 out of 9 patients at dose levels 4 and 5 with bone marrow infiltration at initial screening showed a reduction or complete disappearance of lymphoma cells from bone marrow after treatment with MT103.

Overall, MT103 showed acceptable tolerability in this ongoing clinical trial, and a maximum tolerated dose has not yet been reached. So far, most all side effects were fully reversible and most resolved under treatment. The most frequent adverse side effects related to the administration of MT103 were lymphopenia, leukopenia, fever and elevation of liver enzymes. The most frequent adverse events of grade 3 or higher (regardless of relationship) were lymphopenia in 20 patients (64.5%) and leukopenia in 11 patients (35.5%). Based on patients in cohort numbers 1 through 5 in our ongoing clinical trial, in which MT103 is administered by continuous infusion, the frequency of adverse events has been lower when compared to previously tested short-term infusion regimens, despite the fact that MT103 was present for four to eight weeks in patients in the continuous infusion study, while it was only present for a few hours in the patients in the short-term infusion studies. Less common adverse events included central nervous system (CNS) events, which were fully reversible after discontinuation of the infusion.

Regulatory Pathway

MT103 is currently under clinical development in Europe. In addition, our collaborator MedImmune has submitted an Investigational New Drug (IND) application to commence clinical testing of MT103 in the United States and anticipates starting a clinical trial in patients with CLL during the first half of 2008. Depending on the final outcome of the currently ongoing phase 1 trial, additional efficacy studies will be considered.

We have received orphan drug designation from the EMEA for the use of MT103 as a treatment for MCL and CLL. Orphan drug designation from the EMEA is designed to encourage manufacturers to develop drugs intended for rare diseases or conditions affecting fewer than 5 in 10,000 individuals in the European Union. Orphan drug designation also qualifies the applicant for tax credits and marketing exclusivity for ten years following the date of the drug's marketing approval by the EMEA. In addition, MedImmune has received orphan drug designation from the FDA for the use of MT103 in the treatment of indolent B-cell lymphoma, excluding CLL and NHL with CNS involvement.

MT110

MT110 is a BiTE antibody binding to EpCAM, which is a cell surface antigen that is over-expressed by many types of solid tumors.

Preclinical Activities

In preclinical tests, MT110 has shown cytotoxic efficacy against EpCAM-positive tumor cells at very low concentrations and at low ratios of T cells to tumor target cells in preclinical tests using cell culture and mouse models. Of note, MT110 and other EpCAM-specific BiTE antibodies were capable of inducing durable elimination of established tumors in mouse models. Likewise, human metastatic tissue from ovarian cancer patients implanted under the skin of mice was eliminated by low doses of intravenously administered MT110. We believe that this suggests that MT110 penetrated the human tumor and re-directed human tumor-infiltrating T cells for the destruction of tumor cells.

Clinical Trials

We have completed preclinical development with MT110 and expect to initiate clinical development in 2008. The planned clinical trial will investigate the safety and tolerability of increasing doses of MT110 in patients with locally advanced, recurrent, or metastatic solid tumors known to regularly express EpCAM. Secondary objectives include various pharmaco-dynamic and -kinetic measurements and clinical activity.

MT111

MT111 is a BiTE antibody targeting the carcinoembryonic antigen (CEA), which is expressed in a number of tumors of epithelial origin, such as colorectal carcinoma, lung adenocarcinoma, mucinous ovarian carcinoma and endometrial adenocarcinoma. Furthermore, CEA is expressed in gastric carcinoma and possibly also in colorectal carcinoma. Therefore, we believe that CEA is an excellent molecule candidate for a targeted therapeutic antibody approach for the treatment of cancer with a BiTE antibody. In the progression of cancer, members of the CEA family may play a role as contact-mediating adhesion molecules when tumor cells are moving to new sites. CEA has been shown that increased adhesion enhances the spread of cancer. Therefore, we believe that a BiTE antibody may hold promise for the treatment of many cancer types that overexpress CEA.

MT111 is currently in preclinical development under our collaboration with MedImmune (see "License Agreements and Collaborations" below). Under the terms of the collaboration agreement with MedImmune, we have retained the commercialization rights to MT111 in Europe.

EphA2 BiTE Antibody

We have a BiTE antibody targeting EphA2 in preclinical development. EphA2 is a cell surface membrane-associated receptor tyrosine kinase that, in normal cells, is thought to function in suppressing cell growth and migration. Studies have indicated that EphA2 may be a molecule candidate for a targeted therapeutic antibody approach for the treatment of cancer. EphA2 is frequently overexpressed in a number of different tumor types, including renal cell carcinoma, breast, prostate, colon, esophageal, cervical, lung, ovarian and bladder cancers and melanoma. The highest levels of EphA2 expression are observed in the most aggressive tumor cells, suggesting that it may play a role in disease progression. High levels of EphA2 have also been correlated with poor survival in patients with non-small cell lung, esophageal, cervical, and ovarian cancers. Additionally, in preclinical models, it has been demonstrated that the addition of EphA2 is sufficient to make non-tumorous cells tumorous in both *in vitro* and *in vivo* settings. Therefore, we believe that an EphA2 BiTE antibody has the potential to effectively treat many cancer types that overexpress EphA2.

Our BiTE antibody binding to EphA2 is being developed under our collaboration with MedImmune (see "License Agreements and Collaborations" below). Under the terms of the collaboration agreement with MedImmune, we have retained certain co-promotion rights to the EphA2 BiTE antibody in Europe.

BiTE Antibodies in Early Development

A number of new BiTE antibodies have been generated that target antigens validated by conventional antibody therapies. Several preclinical BiTE antibody candidates are available awaiting further characterization by *in vitro* assays and in animal models, including a BiTE antibody binding to MCSP for the treatment of melanoma.

Adecatumumab (MT201)

Our product candidate adecatumumab, which we also refer to as MT201, is a recombinant human monoclonal antibody of the IgG1 subclass that targets the EpCAM molecule. EpCAM is a cell surface protein that is overexpressed on most solid tumor types, including prostate, breast, colon, gastric, ovarian, pancreatic and lung cancers. Overexpression of EpCAM has been shown to promote the proliferation, migration and invasiveness of breast cancer cells. Moreover, human breast, colon, and pancreas cancer stem cells are characterized by expression of EpCAM. In addition, expression of EpCAM has been shown to be associated with decreased survival in a number of cancer indications, including breast, gall bladder, bile duct, ovarian and ampullary pancreatic cancers.

Adecatumumab is administered intravenously. The anticipated treatment regimen consists of intravenous application over a 60-minute period every one to three weeks, either as a monotherapy or in combination with standard chemotherapy. Adecatumumab is expected to bind to EpCAM on tumor tissue and recruit natural killer cells and other immune cells to the tumor. Complement-dependent and antibody-dependent cellular cytotoxicity are believed to be the key modes of action of adecatumumab that trigger tumor cell destruction.

As discussed further under "License Agreements and Collaborations" below, adecatumumab has been the subject of an exclusive worldwide collaboration with Merck Serono since December 2004.

Clinical Trials

Phase 1 Clinical Trial in Metastatic Breast Cancer (Adecatumumab in Combination with Docetaxel)

Our ongoing phase 1 clinical trial in patients with metastatic breast cancer is an open-label, multi-center study to investigate the safety and tolerability of intravenous infusions of a combination of increasing doses of adecatumumab and a standard dose of docetaxel in patients with EpCAM-positive advanced-stage breast cancer. We are conducting this clinical trial currently in six locations, of which four are in Germany and two are in Austria. We expect that this clinical trial will be completed in 2009.

Safety Profile and Lack of Immunogenicity

Since the initiation of the clinical development of adecatumumab, we have conducted two phase 1 clinical trials, one of which is still ongoing, and two phase 2 clinical trials. In these clinical trials, we have treated more than 160 patients with adecatumumab. The overall safety profile indicates that adecatumumab is well tolerated by patients. Side effects have been mostly infusion-related (e.g., pyrexia, flush) and gastrointestinal (e.g., nausea, diarrhea). Some increases in the pancreatic enzymes lipase and amylase were observed, but no clear dose-dependency could be determined, nor was any acute clinical pancreatitis reported. Also, we have not observed any neutralizing reaction to adecatumumab, indicating that it does not appear to provoke any immune response in patients.

Additional Clinical Trials

In 2006, we completed a phase 2 clinical trial with adecatumumab in patients with metastatic breast cancer. While the primary endpoint of the study was not reached, our secondary endpoint analysis showed a significant prolongation of time-to-progression in patients treated with the higher dose of adecatumumab with tumors expressing a high level of EpCAM, which we believe may be the result of a reduction of the formation and outgrowth of metastatic lesions observed in these patients. Together with the overall good tolerability of adecatumumab, we believe this product candidate may have applications in earlier stage disease settings, including adjuvant treatment. We expect to initiate a further phase 2 clinical trial in an additional indication in the second half of 2008.

MT293

Overview

MT293 (also known as TRC093) is a humanized, anti-metastatic and anti-angiogenic monoclonal antibody for the treatment of patients with solid tumors. MT293 binds specifically to hidden, or cryptic, binding sites on extracellular matrix proteins that become exposed as a result of the denaturation of collagen that typically occurs during tumor formation. The extracellular matrix is a molecular network that provides mechanical support to cells and tissues but also contains biochemical information important to cellular processes such as cell proliferation, adhesion and migration. Binding of MT293 to these denatured extracellular matrix proteins has the potential to inhibit angiogenesis, the formation of blood vessels in solid tumors, and the growth, proliferation and metastasis of tumor cells.

Clinical Trials

In March 2007, we entered into an agreement with TRACON Pharmaceuticals, Inc. under which we have granted TRACON an exclusive, worldwide license to develop and commercialize MT293 (see "License and Collaboration Agreements" below). MT293 is currently being developed by TRACON in a phase 1 clinical trial designed to assess the safety, tolerability and pharmacokinetics, as well as preliminary anti-tumor activity, of MT293 in patients with cancer.

Mechanism of Action

We believe that our approach to inhibiting angiogenesis and metastasis with MT293 may have several therapeutic advantages. Because MT293 binds preferentially to extracellular matrix proteins that have been denatured during angiogenesis and tumor growth rather than to the native, undenatured forms of collagen, we believe that the MT293 antibody may have greater specificity for the tumor site than other therapies. Additionally, denatured proteins in the extracellular matrix may provide a better therapeutic target for long-term treatment than binding sites found directly on tumor cells since the proteins in the extracellular matrix represent a stable structure and are less likely to undergo mutations that are typical for cancer cells. Due to the specific mechanism through which MT293 inhibits angiogenesis and metastasis, we believe that it may have the potential to be used in combination with other anti-angiogenic agents or with treatments such as chemotherapy and radiation. We believe that MT293 may be also useful in other pathological conditions associated with angiogenesis, such as choroidal neovascularization, an ophthalmologic condition caused by excess growth of blood vessels within the eye, which is the major cause of severe visual loss in patients with age-related macular degeneration.

MT228

In October 2002, CancerVax signed an agreement with M-Tech Therapeutics, Inc. (now Human Monoclonals International, Inc.), by which it obtained the worldwide exclusive rights and a license to develop and commercialize a human IgM monoclonal antibody binding to an antigen that has been identified as a cell-surface antigen present on human melanomas and tumors of neuroectodermal origin. In December 2004, CancerVax entered into an agreement with Morphotek, Inc., a wholly owned subsidiary of Esai Co., pursuant to which it granted Morphotek the right to evaluate this antibody, and an option to obtain a license from us. In December 2006, Morphotek exercised its option and obtained an exclusive sublicense to the intellectual property rights and property rights associated with this monoclonal antibody. We understand that Morphotek plans to file an IND in 2008. As discussed under "License Agreements and Collaboration Agreements" below, our agreement with Morphotek entitles us to certain milestone payments, royalties and re-acquisition rights.

MT203

MT203 is a human antibody that we believe has the potential to treat a wide variety of acute and chronic inflammatory diseases, including rheumatoid arthritis, asthma, psoriasis and multiple sclerosis. It neutralizes GM-CSF, a pro-inflammatory cytokine controlling the innate arm of the immune system. Using an antibody to neutralize GM-CSF has been shown to have the potential to prevent or even cure symptoms in numerous animal models.

Mechanism of Action and Preclinical Activities

Like marketed antibody drugs Humira®, Avastin®, and Remicade®, MT203 acts by neutralizing a soluble protein ligand, thereby preventing it from binding to its high-affinity cell surface receptor. We believe that this therapeutic principle is well-validated. MT203 is one of the first human antibodies neutralizing the biological activity of human and non-human primate GM-CSF. The binding characteristics of MT203 to GM-CSF have been characterized in a number of studies, and MT203 has shown biological activity in numerous cell-based assays. We have used a surrogate antibody neutralizing mouse GM-CSF to demonstrate that inhibition of GM-CSF is highly potent in preventing rheumatoid arthritis in a mouse model in which tumor necrosis factor (TNF) neutralization is largely ineffective and in preventing other inflammatory and autoimmune diseases, such as asthma and multiple sclerosis. This surrogate antibody has comparable binding characteristics to MT203, and therefore we believe that MT203 could have similar positive effects.

In May 2007, we entered into a collaboration agreement with Nycomed (see "License and Collaboration Agreements" below) under which we have granted to Nycomed a license to develop and commercialize MT203 on a worldwide basis. MT203 is in preclinical development and our development costs are being reimbursed by Nycomed.

MT204

MT204 is a humanized antibody that we believe has the potential to treat a wide variety of acute and chronic inflammatory diseases, including rheumatoid arthritis, asthma, acute transplant rejection, uveitis, psoriasis and multiple sclerosis. We designed MT204 to neutralize interleukin-2 (IL-2), an inflammation-causing cytokine which controls activation of T cells and natural killer cells. Interference with IL-2 signaling is a well-validated anti-inflammatory therapeutic approach as exemplified by small molecule drugs, such as cyclosporine or tacrolimus, and by antibodies blocking the high-affinity IL-2 receptor such as Simulect® and Zenapax®. MT204 is the first humanized antibody targeting soluble human and non-human primate IL-2 by a unique mode of action, and has been shown in preclinical models to have inhibitory properties superior to those of Zenapax®.

Mechanism of Action and Preclinical Activities

Like marketed antibody drugs Humira®, Avastin®, and Remicade®, MT204 acts by neutralizing a soluble protein ligand. MT204 prevents binding of IL-2 to its intermediate-affinity receptor on natural killer cells, and also inactivates the high-affinity receptor with bound IL-2. This is a novel mode of antibody action, which we believe could cause MT204 to have potent anti-inflammatory activity. The binding characteristics of MT204 to IL-2 and IL-2 receptors have been characterized in studies using various assay systems. MT204 is in preclinical development.

Our Business Strategy

Our objective is to establish a position as a leader in the research, development and commercialization of highly active, antibody-based drugs for the treatment of patients with cancer, inflammation and autoimmune diseases. Key aspects of our corporate strategy include the following:

- *Co-develop Compounds with Established Pharmaceutical and Biopharmaceutical Companies.* We are collaborating with Merck Serono, MedImmune and Nycomed on ongoing clinical and preclinical development programs.

- *Maintain Commercialization Opportunities in Collaborations.* We retained full commercialization rights for MT103 outside of North America and for MT111 in Europe. In addition, we have retained an option to co-promote adecatumumab in Europe and the U.S., and the EphA2 BiTE antibody in Europe. We intend to continue to pursue this partnering strategy in future collaborations.

- *Advance the Development of Our Preclinical Product Candidates.* We have completed the preclinical development of MT110, and we are advancing six BiTE antibodies through various stages of preclinical development and lead optimization.

- *Pursue Additional Collaborations for Our Product Candidates.* We established collaborations for MT293 and MT203 in 2007, and we will continue to seek strategic collaborations for some or all of the remaining product candidates in our product portfolio.

- *Leverage Our Internal Pipeline Generating Capabilities.* Our current pipeline of BiTE antibodies as well as conventional human IgG1 antibodies have all been generated by personnel employed by us, with the exception of MT293 and MT228, which were in-licensed previously by CancerVax. We will continue to leverage that capability for our early-stage development collaborations, as well as for generating additional product candidates for our own pipeline, especially new product candidates based on the proprietary BiTE antibody technology platform.

Intellectual Property

We actively seek patent protection for our proprietary technologies by filing patent applications in the United States, Europe and selected other countries. Our policy is to seek patent protection for the inventions that we consider important to the development of our business. Particularly for our BiTE antibody technology platform, our patent strategy aims to generate protection on different aspects of the technology. Our key goals are to expand the patent portfolio, generate patent protection for new product candidates, protect further developments of BiTE antibody-related technologies and harmonize our filing and prosecution strategy with respect to the portfolio.

Our success will depend in large part on our ability to obtain, maintain, defend and enforce patents and other intellectual property for our product candidates and BiTE antibody technology platform, to extend the patent life for our product candidates that reach the commercialization stage, preserve trade secrets and proprietary know-how, and to operate without infringing the patents and proprietary rights of third parties.

As of December 31, 2007, we owned or have licensed approximately 38 U.S. patents, 56 U.S. patent applications, 240 foreign and international patents, and 276 foreign and international patent applications related to our technologies, compounds, and their use for the treatment of human diseases. The number of licensed patents does not include various divisionals, continuations and continuations-in-part of the licensed patents and patent applications, which are also licensed to us. For our own products, we expect patent expiration dates for composition of matter between 2018 and 2028, with the possibility of obtaining Supplemental Protection Certificates which can extend patent protection for up to five years beyond the original expiration dates. We intend to continue using our scientific expertise to pursue and file patent applications on new developments with respect to products, uses, methods and compositions of matter in order to enhance our intellectual property position in the field of antibody therapeutics for the treatment of human diseases.

License Agreements and Collaborations

We have entered into several significant license and collaboration agreements for our research and development programs, as further outlined below. These agreements typically provide for the payment by us or to us of license fees, milestone payments, and royalties on net sales of product candidates developed and commercialized under these agreements.

Agreements Relevant for the Generation of Antibodies and for the BiTE Antibody Technology Platform

License Agreement with Isogenis/Biohybrid

In October 1999, we entered into an agreement with Biohybrid, Inc. (now called Isogenis, Inc.) granting us a worldwide, exclusive license under U.S. Patent No. 5,078,998 entitled "Hybrid Ligand Directed to Activation of Cytotoxic Effector Lymphocytes and Associated Target Antigens" as well as certain related technologies. We are obligated to pay a royalty on net sales in the United States of products derived from the intellectual property that we licensed under this agreement. If we were to sublicense our rights under this agreement, Isogenis would be entitled to a portion of the payments received by us from the sublicensee. The agreement also requires us to pay a minimum annual royalty of $100,000 which started in 2000. Finally, we are obligated to make a milestone payment upon receipt of the first marketing approval in the United States of each product derived from the intellectual property that we licensed under this agreement.

The term of this agreement continues until expiration of the last valid claim in the licensed patents. Either party may terminate the agreement for the other party's uncured material breach. In addition, Isogenis may terminate the agreement in the case of our bankruptcy, insolvency, or cessation of business. We may terminate the agreement if Isogenis converts the exclusive license to a non-exclusive license following certain breaches of the agreement by us, or if the claims of the licensed patent are declared invalid.

License Agreement with Roche

In September 2000, we entered into a license agreement with F. Hoffmann-La Roche and Roche Diagnostics Corporation and obtained an exclusive license to use Roche's proprietary metal chelate affinity purification technology for the BiTE antibodies. We paid an initial license fee, have paid and will pay annual license fees and will pay a royalty on the costs of filled bulk product.

Purchase Agreement with Curis

In June 2001, we entered into an agreement with Curis, Inc. to purchase certain single-chain antigen binding molecule patents and license rights from Curis. In exchange for these patent and license rights, we paid to Curis an initial license fee, issued to Curis shares of our common stock, and provided a convertible note in the amount of €4.1 million. In October 2004, we exchanged the convertible note issued to Curis for an interest-free note in the amount of €4.5 million, which was fully repaid in 2007. In addition, we are obligated to pay royalties on net sales of products based on the acquired technology. We are also required to pay to Curis 20% of all "supplemental revenues" in excess of $8.0 million in the aggregate. "Supplemental Revenues" includes both (i) proceeds received by us as damages or settlements for infringement of the purchased technology, and (ii) amounts received by us from licensing or sublicensing the purchased technology.

Research and License Agreement with Merck KGaA/Biovation

In August 2001, we entered into a research and license agreement with Biovation Limited, a wholly owned subsidiary of Merck KGaA, Darmstadt, Germany, under which Biovation used their proprietary technology and generated certain variants of the anti-CD3 single-chain antibody used in our BiTE antibodies with the aim of reducing the likelihood of potential immune responses upon administration of such molecules to human beings. We received and tested such deimmunized anti-CD3 domains in connection with our BiTE antibodies. We paid a license fee and research fees to Biovation and will make milestone payments and pay royalties on net sales of any resultant BiTE products that include such deimmunized anti-CD3 to Biovation's parent company.

License Agreement with Enzon

In April 2002, we entered into a cross-license agreement with Enzon, Inc. (now Enzon Pharmaceuticals, Inc.) relating to each party's portfolio of patents relating to single-chain antibodies and their use in the treatment of disease. This agreement was amended and restated by mutual agreement of the parties in June 2004. Under the cross-license agreement, we receive a non-exclusive, royalty- bearing license under Enzon's single-chain antibody patent portfolio to exploit licensed products other than BiTE antibodies, as well as an exclusive, royalty-free license under such portfolio to exploit BiTE antibodies. We also granted to Enzon a non-exclusive, royalty-bearing license under our single-chain antibody patent portfolio to exploit licensed products. Each party's license is subject to certain narrow exclusions for exclusive rights previously granted to third parties.

Each party is obligated to make milestone payments and pay royalties on net sales to the other party with respect to products that are covered by any patents within the consolidated patent portfolio, irrespective of which party owns the relevant patent(s). As noted above, we do not owe a royalty under this agreement to Enzon on net sales of BiTE antibodies.

The term of the cross-license agreement continues until expiration of the last valid claim in the consolidated patent portfolio. Either party may terminate the agreement upon determination by a court of competent jurisdiction that the other party has committed a material breach of the agreement. Neither party has the right to unilaterally terminate the agreement without cause.

License Agreement with Cambridge Antibody Technology and Enzon

In September 2003, we entered into a cross-license agreement with Cambridge Antibody Technology Limited, or CAT (subsequently acquired by AstraZeneca plc and merged with AstraZeneca's subsidiary MedImmune, Inc.), and Enzon to provide each party access to the other parties' proprietary technology. This agreement superseded an existing cross-license arrangement among the parties. Pursuant to the current cross-license agreement, each party licenses to and from the others patents and know-how relating to the field of single-chain antibodies (in the case of licenses granted by Enzon and us) or phage display technology (in the case of licenses granted by CAT). This technology may be used by the parties for the research and development of antibody products in certain defined fields.

Pursuant to the cross-license agreement, we have the right to obtain a non-exclusive, worldwide license to use certain patented technology and know-how controlled by CAT in the field of phage display technology to develop and commercialize antibodies that bind to targets identified by us from time to time and approved by CAT through a predetermined process.

CAT paid an initial license fee to us under this agreement. Additionally, CAT is obligated to pay to us and Enzon: (i) annual license maintenance fees and fees for sublicenses granted by CAT to third parties, and (ii) annual maintenance fees on each sublicense until the termination of such sublicense or the expiration of all licensed patents included in such sublicense, whichever occurs first. We and Enzon are obligated to pay to CAT maintenance and sublicense fees based on the use of the licensed phage display technology by our respective sublicensees.

Agreements Relevant for MT103

We entered into license and transfer agreements with certain individuals and research institutions to obtain certain intellectual property related to MT103. Under these agreements, we paid certain fees and will make milestone payments and pay royalties based on net sales of MT103.

Collaboration Agreement with MedImmune

In June 2003, we entered into a collaboration and license agreement with MedImmune to jointly develop MT103. Under the terms of the agreement, MedImmune received a license to MT103 and assumed responsibility for clinical development, registration and commercialization of MT103 in North America. We retained all rights to MT103 outside of North America. As part of the agreement, MedImmune is developing the manufacturing process for MT103 and will scale up that process to commercial scale. Also, MedImmune will supply MT103 for clinical trials and commercial sale for North America and for the markets outside of North America which we have retained.

MedImmune will make milestone payments and will pay royalties to us on net sales of MT103 in North America. Until submission of the IND in September 2006, MedImmune reimbursed a portion of the clinical development costs incurred in Europe by us prior to the filing of such IND. Going forward, we have elected to share development costs of jointly conducted clinical trials.

During the years ended December 31, 2007 and 2006, this collaboration generated revenues to us of approximately 16% and 10% of our total revenues, respectively.

Agreements Relevant for MT110

We entered into transfer agreements with certain individuals and another company to obtain certain intellectual property related to MT110. Under these agreements, we paid certain fees and will make milestone payments and pay royalties based on net sales of MT110. In addition, the license agreement with CAT discussed below in connection with agreements relating to adecatumumab also covers MT110.

Agreements Relevant for MT111 and EphA2 BiTE Antibody

BiTE Research Collaboration Agreement with MedImmune

In June 2003, we entered into a BiTE Research Collaboration Agreement with MedImmune pursuant to which we have generated MT111 and a BiTE antibody binding to EphA2. MedImmune is obligated to make milestone payments and pay royalties to us on net sales of MT111 and the EphA2 BiTE antibody. Furthermore, we have exclusive rights to commercialize MT111 in Europe, and we also retain an option to co-promote the EphA2 BiTE antibody in Europe. MedImmune is obligated to reimburse any development costs incurred by us for MT111 up to the completion of phase 1 clinical trials, and is responsible for all development costs for the EphA2 BiTE antibody.

During the years ended December 31, 2007 and 2006, this collaboration generated revenues to us of approximately 16% and 9% of our total revenues, respectively.

Licensing of Single-Chain Antibody Patents

Exclusive IP Marketing Agreement with Enzon

In April 2002, we entered into an Exclusive Single-Chain Antibody IP Marketing Agreement with Enzon, which was amended and restated by the parties in June 2004. Under the 2004 agreement, we serve as the exclusive marketing partner for both parties' consolidated portfolio of patents relating to single-chain antibody technology licensed under the 2004 cross-license agreement discussed above. Licensing revenues are shared equally with Enzon, as are associated marketing and legal costs.

The term of the IP marketing agreement continues until expiration of the last valid claim in the consolidated patent portfolio. Either party may terminate the agreement upon determination by a court of competent jurisdiction that the other party has committed a material breach of the agreement. In addition, the marketing agreement terminates automatically upon termination of the cross-license agreement between us and Enzon. After September 30, 2007, either party has a right to terminate the agreement unilaterally.

License Agreements with Various Parties pursuant to the Exclusive IP Marketing Agreement

Since April 2002, we have entered into several license agreements with third parties under the Enzon IP Marketing Agreement, and we have received license fees and milestone payments under several of these agreements. Licensees include Abbott Laboratories, Affitech AS, Alligator Bioscience AB, Antigenics, Inc., BioInvent AB, ESBATech AG, EvoGenix Pty Ltd., Haptogen Ltd., Merck & Co., and Viventia Barbados, Inc. We recorded a total of $0.9 million and $1.9 million in revenues related to these license agreements for the years ended December 31, 2007 and 2006, respectively.

Agreements Relevant for Adecatumumab (MT201)

Transfer Agreement with Inventors

In October 1998, we entered into an asset transfer agreement with a group of inventors at the University of Munich pursuant to which we acquired certain rights to adecatumumab. We have paid an initial fee and milestone payments under this agreement, and will make additional milestone payments and pay royalties based on net sales of adecatumumab.

License Agreement with Dyax

In October 2000, we entered into a non-exclusive license agreement with Dyax Corporation for the use of certain patented technology (including certain phage display processes) for screening and research of antibody products binding to EpCAM, including adecatumumab. We have paid an initial license fee and made a milestone payment under this agreement, and we will make additional milestone payments upon the achievement of specified events. No royalties are due under this agreement. The term of this agreement continues until expiration of the last valid claim in the licensed patents. Either party may terminate the agreement for the other party's uncured material breach. In addition, we may terminate the agreement at will.

License Agreement with Cambridge Antibody Technology

In September 2003, we entered into an agreement with CAT granting us a non-exclusive, worldwide license to use certain patented technology and know-how controlled by CAT in the field of phage display technology to develop and commercialize antibodies binding to EpCAM, the target of adecatumumab. We paid an initial license fee, and will make additional milestone payments and pay royalties based on net sales of adecatumumab.

Manufacturing and Supply Agreement with Boehringer Ingelheim

In December 2003, we entered into a process development agreement with Boehringer Ingelheim Pharma GmbH & Co. KG. Under the agreement, Boehringer Ingelheim is developing a commercial scale process for adecatumumab. Boehringer Ingelheim will supply us with material for clinical trials.

If we do not enter into a commercial supply agreement with Boehringer Ingelheim, or if we intend to establish a second source of supply, we have the right to manufacture adecatumumab under a license to Boehringer Ingelheim's high expression technology and the process developed for adecatumumab. Such license would carry an obligation for us to make milestone payments and pay royalties based on net sales of adecatumumab.

Collaboration Agreement with Merck Serono

In December 2004, we entered into a collaboration agreement with Ares Trading S.A., a wholly-owned subsidiary of Serono International S.A., a leading Swiss biotechnology firm that was acquired by Merck KGaA and that is now called Merck Serono International S.A. Pursuant to the agreement, we granted Merck Serono a worldwide license under our relevant patents and know-how to develop, manufacture, commercialize and use adecatumumab for the prevention and treatment of any human disease. Merck Serono paid an initial license fee of $10.0 million and has made three milestone payments in the total amount of $12.0 million to date. The most recent milestone paid was a $10 million payment made in November 2006 after the delivery by us of the study reports on two phase 2a clinical trials conducted with adecatumumab. Overall, the agreement provides for Serono to pay up to $138.0 million in milestone payments (inclusive of the $12.0 million referenced above) if adecatumumab is successfully developed and registered in the U.S., Europe and Japan in at least three different indications. The revenues from this collaboration agreement represented approximately 22% and 66% of our total revenues for the years ended December 31, 2007 and 2006, respectively.

Under the terms of the agreement, Serono bears all costs of product development and manufacturing subject to our participation right as described below. The original agreement provided that, upon the completion of both phase 2 clinical studies in September 2006, Serono would assume the leading role in the management of any further clinical trials with adecatumumab, and at that time, we would have to decide whether or not to exercise our co-development option and participate in the costs and expenses of developing and selling adecatumumab in the United

States or Europe. In November 2006, we and Merck Serono amended the agreement to extend our leading role in the management of the clinical trials with adecatumumab until completion of the phase 1b clinical trial currently being conducted to evaluate the combination of adecatumumab and docetaxel in patients with metastatic breast cancer and the completion of an additional phase 1 clinical trial. In October 2007, we and Merck Serono further amended the agreement and reallocated certain of our respective development responsibilities with respect to adecatumumab. As part of the revised responsibilities, Micromet now has decision making authority and operational responsibility for the ongoing phase 1b clinical trial, as well as an additional clinical trial to be conducted by us. Merck Serono will continue to bear the development expenses associated with the collaboration in accordance with the agreed upon budget. Further, under the amended agreement, we can exercise our co-development option and participate in the costs and expenses of developing and selling adecatumumab in the United States or Europe after the end of both the ongoing phase 1 clinical trial and the additional clinical trial. If we exercise our option, we will then share up to 50% of the development costs, as well as certain other expenses, depending on the territory for which we exercise our co-development option. The parties will co-promote and share the profits from sales of adecatumumab in the territories for which the parties shared the development costs. In the other territories, Merck Serono will pay a royalty on net sales of adecatumumab.

Merck Serono may terminate the agreement following receipt by Merck Serono of the final study report for the ongoing phase 1 clinical trial and planned additional clinical trial, and thereafter for convenience upon specified prior notice. Either party may terminate the agreement as a result of the material breach or bankruptcy of the other. In the event of a termination of the agreement, all product rights will revert to us.

Agreements Relevant for MT293

License Agreement with the University of Southern California

In September 1999, CancerVax entered into an exclusive license agreement with the University of Southern California (USC) with respect to patents for anti-angiogenic monoclonal antibody products binding to denatured collagen, which cover MT293. We paid an initial license fee and will pay royalties on net sales of MT293 including an annual minimum royalty. In February 2007, we amended the license agreement with USC to clarify the scope of the license and to exclude certain patents that claim antibody molecules that do not bind to denatured collagen.

Collaboration Agreement with Applied Molecular Evolution/Eli Lilly

In November 1999, CancerVax entered into a collaboration agreement with Applied Molecular Evolution, Inc. (AME, subsequently acquired by Eli Lilly and Company) to have AME humanize two of our murine monoclonal antibodies, which resulted in the development of the antibody now designated as MT293. In February 2006, we filed an IND for MT293, as required under our agreement with AME. If we intend to seek a licensee for MT293, AME has a right of negotiation to obtain from us an exclusive license under our intellectual property rights related to the making, using and selling of MT293, and under certain circumstances, AME has a right of first refusal with respect to such license agreement. We have an obligation to make milestone payments and pay royalties on net sales of MT293.

License Agreement with TRACON Pharmaceuticals

In March 2007, we entered into an agreement with TRACON Pharmaceuticals, Inc., under which we granted TRACON an exclusive, worldwide license to develop and commercialize MT293. Under the agreement, TRACON also has an option to expand the license to include one specific additional antibody, and upon the exercise of the option, the financial and other terms applicable to MT293 would become applicable to such other antibody. Under the terms of the agreement, TRACON will be responsible for the development and commercialization of MT293 on a worldwide basis, as well as the costs and expenses associated with such activities. We have transferred to TRACON certain materials, including the stock of MT293 clinical trial materials, stored at our contract manufacturer. TRACON is obligated to pay us an upfront license fee, make development and sales milestone payments, and pay a royalty on worldwide net sales of MT293. In addition, TRACON made certain payments for the delivery of the materials and has an obligation to pay us a portion of sublicensing revenues, which portion decreases based on the timepoint in the development of MT293 when TRACON enters into the sublicense agreement. If MT293 is successfully developed and commercialized in three indications in three major markets, we would be entitled to receive total payments, exclusive of royalties on net sales, of more than $100 million. TRACON may terminate the agreement at any time upon a specified prior notice period, and either party may terminate the agreement for material breach by the other party. In the event of termination, all product rights would revert back to us under the agreement.

During the year ended December 31, 2007, this collaboration generated approximately 12% of our total revenues.

Agreements Relevant for MT203

License Agreement with Enzon

In November 2005, we terminated a multi-year strategic collaboration with Enzon on mutually agreeable terms. We had entered into that agreement in April 2002. In connection with the termination, we entered into a license agreement with Enzon for an antibody program targeting GM-CSF that we had focused on under the collaboration. The agreement grants us the rights to certain patents of Enzon and patents and know-how created under the collaboration. We are obligated to pay royalties to Enzon upon the sale of products against GM-CSF using such patents or know-how.

License Agreement with Cambridge Antibody Technology

In November 2003, we entered into an agreement with CAT granting us a non-exclusive, worldwide license to use certain patented technology and know-how controlled by CAT in the field of phage display technology to develop and commercialize antibodies binding to GM-CSF. We paid an initial license fee and are obligated to make additional milestone payments and pay royalties based on net sales of MT203.

Collaboration and License Agreement with Nycomed

In May 2007, we entered into a Collaboration and License Agreement with Nycomed A/S under which we and Nycomed will collaborate exclusively with each other on the development of MT203 and other antibodies that neutralize GM-CSF and that may be useful for the treatment of inflammatory and autoimmune diseases. Under the terms of the agreement, we received an upfront license fee of €5.0 million, or $6.7 million as of the payment date, and are eligible to receive research and development reimbursements and payments upon the achievement of development milestones of more than €120.0 million in the aggregate. We are also eligible to receive royalties on worldwide sales of MT203 and other products that may be developed under the agreement. We are responsible for performing preclinical development, process development and manufacturing of MT203 for early clinical trials, and Nycomed will be responsible for clinical development and commercialization of the product candidate on a worldwide basis. Nycomed will bear the cost of development activities and reimburse us for our expenses incurred in connection with the development program. The term of the agreement expires upon the satisfaction of all payment obligations of each party under the agreement. After completion of certain preclinical development steps, Nycomed may terminate the agreement at any time upon a specified prior notice period, and either party may terminate the agreement for material breach by the other party. In the event of termination, all product rights would revert back to us under the agreement.

During the year ended December 31, 2007 the Nycomed collaboration generated approximately 26% of our total revenues.

Agreements Relevant for MT204

License Agreement with Enzon

In June 2004, we entered into a license agreement with Enzon for an antibody program targeting IL-2, which had been developed by us and Enzon pursuant to our 2002 collaboration that has since been terminated. The agreement grants to us the rights to certain patents of Enzon and patents and know-how created under the collaboration. We are obligated to pay royalties to Enzon upon the sale of products targeting Il-2 using such patents or know-how.

Agreements Relevant for MT228

License Agreement with M-Tech (now Human Monoclonals International, Inc.)

In October 2002, CancerVax entered into an exclusive license agreement with M-Tech regarding patents, know-how and antibodies binding to different tumor antigens, including MT228. Under the M-Tech agreement we, or our sublicensee, have the obligation to perform development and achieve certain development milestones within certain timeframes. If we or our sublicensee fail to achieve these milestones, M-Tech has the right to terminate the agreement and we have to pay a termination fee. CancerVax paid M-Tech a license fee upon execution of the agreement, reimbursed M-Tech for certain development costs, and we have paid and are obligated to pay annual license maintenance fees, milestone payments, royalties on the net sales of resultant products, and a share of certain sublicensing revenues.

Sublicense Agreement with Morphotek

In December 2004, CancerVax entered into an exclusive sublicense agreement with Morphotek under which it granted Morphotek the right to evaluate certain antibodies, including antibody MT228, and an option to obtain an exclusive worldwide sublicense under our license from M-Tech. In December 2006, Morphotek exercised the option. Under the sublicense agreement, Morphotek has the obligation to perform development and achieve certain development milestones within certain timeframes. If Morphotek fails to achieve the milestones, we have the right to terminate the agreement, in which case Morphotek would be required to pay a termination fee. Morphotek paid CancerVax a license fee upon the execution of the option and is obligated to pay annual license maintenance fees, milestone payments, and royalties on the net sales of resultant products. Following commencement of phase 1 clinical trials and phase 2 clinical trials, we have the right to terminate and re-acquire Morphotek's rights for North America at pre-defined terms. If Morphotek intends to sublicense the rights for countries outside of North America to third parties, we have a right of first refusal to license back these rights.

Agreements Relevant for EGF, TGF-alpha and HER-1 Vaccine Programs

In July 2004, CancerVax entered into license agreements with CIMAB, S.A., a Cuban corporation, and YM BioSciences, Inc., a Canadian corporation, whereby CancerVax obtained the exclusive rights to develop and commercialize three vaccine product candidates in a specific territory, including the U.S., Canada, Japan, Australia, New Zealand, Mexico and certain countries in Europe. Following the merger between Micromet AG and CancerVax, we decided to seek a suitable sublicensee to continue with the development of these vaccine programs. In October 2007, we amended the agreements to limit the territory for our commercialization rights in the United States, and we received a payment of $250,000 for the return of the ex-US rights to the licensors. In addition, we are currently evaluating different options for the disposition of our remaining rights in the United States.

Other License Agreements

We are a party to license agreements with various universities, research organizations and other third parties under which we have received licenses to certain intellectual property, scientific know-how and technology. In consideration for the licenses received, we are required to pay license and research support fees, milestone payments upon the achievement of certain success-based objectives or royalties on future sales of commercialized products, if any. We may also be required to pay minimum annual royalties and the costs associated with the prosecution and maintenance of the patents covering the licensed technology.

Manufacturing and Supply

In addition to our manufacturing and supply agreements for our clinical stage programs described above, we have entered into Good Manufacturing Practices (GMP) and non-GMP production agreements with various manufacturers for our preclinical compounds.

Government Regulation and Product Approval

General

Governmental authorities in the United States and other countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record keeping, advertising, promotion, export, marketing and distribution of biologic products. Parties that fail to comply with applicable requirements may be fined, may have their marketing applications rejected, or may be criminally prosecuted. These governmental authorities also have the authority to revoke previously granted marketing authorizations upon failure to comply with regulatory standards or in the event of serious adverse events following initial marketing.

FDA Approval Process

In the United States, under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations, the FDA subjects products to rigorous review. The process required by the FDA before a new drug or biologic may be marketed in the United States generally involves the following: completion of preclinical laboratory and animal testing; submission of an IND, which must become effective before human clinical trials may begin; performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug or biologic for its intended use; and submission and approval of a New Drug Application (NDA), for a drug, or a Biologics License Application (BLA), for a biologic. The sponsor typically conducts human clinical trials in three sequential phases, but the phases may overlap. In phase 1 clinical trials, the product is tested in a small number of patients or healthy volunteers, primarily for safety at one or more doses. In phase 2 clinical trials, in addition to safety, the sponsor evaluates the efficacy of the product in targeted indications and identifies possible adverse effects and safety risks in a patient population that is usually larger than in phase 1 clinical trials. Phase 3 clinical trials typically involve additional testing for safety and clinical efficacy in an expanded patient population at geographically-dispersed clinical trial sites. Clinical trials must be conducted in accordance with the FDA's Good Clinical Practices requirements. Prior to commencement of each clinical trial, the sponsor must submit to the FDA a clinical plan, or protocol, accompanied by the approval of the ethics committee responsible for overseeing the clinical trial sites. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The ethics committee at each clinical site may also require the clinical trial at that site to be halted, either temporarily or permanently, for the same reasons.

The sponsor must submit to the FDA the results of the preclinical and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product, in the form of an NDA, or, in the case of a biologic, a BLA. In a process that may take from several months to several years, the FDA reviews these applications and, when and if it decides that adequate data are available to show that the new compound is both safe and effective and that other applicable requirements have been met, approves the drug or biologic for sale. The amount of time taken for this approval process is a function of a number of variables, including whether the product has received a fast track designation, the quality of the submission and studies presented, the potential contribution that the compound will make in improving the treatment of the disease in question, and the workload at the FDA. It is possible that our product candidates will not successfully proceed through this approval process or that the FDA will not approve them in any specific period of time, or at all.

The FDA may, during its review of an NDA or BLA, ask for additional test data. If the FDA does ultimately approve the product, it may require additional testing, including potentially expensive phase 4 studies, to monitor the safety and effectiveness of the product. In addition, the FDA may in some circumstances impose restrictions on the use of the product, which may be difficult and expensive to administer and may require prior approval of promotional materials.

Before approving an NDA or BLA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facilities are in compliance with FDA's GMP regulations, which govern the manufacture, storage and distribution of a pharmaceutical product. Manufacturers of biologics also must comply with FDA's general biological product standards. Following approval, the FDA periodically inspects drug and biologic manufacturing facilities to ensure continued compliance with the GMP regulations. Manufacturers must continue to expend time, money and effort in the areas of production, quality control, record keeping and reporting to ensure full compliance with those requirements. Failure to comply with GMP regulations subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing or recall or seizure of product. Adverse experiences with the product must be reported to the FDA and could result in the imposition of marketing restrictions through labeling changes or market removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

The labeling, advertising, promotion, marketing and distribution of a drug or biologic product also must be in compliance with FDA and Federal Trade Commission (FTC) requirements which include, among others, standards and regulations for off-label promotion, industry sponsored scientific and educational activities, promotional activities involving the internet, and direct-to-consumer advertising. The FDA and FTC have very broad enforcement authority, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing the company to correct deviations from regulatory standards and enforcement actions that can include seizures, injunctions and criminal prosecution.

Manufacturers are also subject to various laws and regulations governing laboratory practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with their research. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of product approvals, seize or recall products, and deny or withdraw approvals.

Regulatory Requirements in Europe and Other Countries

We are also subject to a variety of regulations governing clinical trials and manufacture and sales of our product candidates in Europe and other countries. Regardless of FDA approval in the United States, approval of a product candidate by the comparable regulatory authorities of foreign countries and regions must be obtained prior to the commencement of selling the product candidates in those countries. The approval process varies from one regulatory authority to another and the time may be longer or shorter than that required for FDA approval. In the European Union, Canada, and Australia, regulatory requirements and approval processes are similar, in principle, to those in the United States.

Competition

We face competition from a number of companies that are marketing products or developing various product candidates, technologies and approaches for the treatment of diseases that we are also targeting with our product candidates. Specifically, we face competition from a number of companies working in the fields of antibody-derived therapies for the treatment of solid tumors and B cell lymphomas. We expect that competition among products approved for sale will be based on various factors, including product efficacy, safety, reliability, convenience, availability, pricing and patent position. Some of these products use therapeutic approaches that may compete directly with our product candidates, and the companies developing these competing technologies may have significantly more resources than we do, and may succeed in obtaining approvals from the FDA and foreign regulatory authorities for their products sooner than we do for ours.

Non-Hodgkin's Lymphoma (NHL)

There are numerous chemotherapeutic agents licensed or in development to treat NHL as single agents or as combination regimens. For most lymphoma indications, consensus recommendations and guidelines, such as those of the National Comprehensive Cancer Network, are available and recommend the preferred treatment regimens according to disease subtype and stage of disease.

In addition to standard chemotherapy regimens, a growing number of targeted therapies have been developed to treat aggressive and indolent NHL. Among those, rituximab (Rituxan®), a chimeric human-mouse monoclonal antibody active against the CD20 antigen, has been approved by the FDA for certain stages of aggressive as well as indolent NHL. Several antibodies targeting CD20 and CD19 are in development. The most advanced is ofatumumab, a human CD20 antibody developed by Genmab and GlaxoSmithKline, which is in phase 3 clinical trials. Genentech and Biogen Idec also have a human CD20 antibody in phase 3 clinical trials for lupus nephritis, rheumatoid arthritis and systemic lupus erythematosus, but which may also have applications in the treatment of NHL.

In addition, radiolabeled murine antibodies binding to CD20 have been developed, including ibritumomab tiuxetan labeled with yttrium-90 (Zevalin®), marketed for radioimmunotherapy of relapsed/refractory indolent CD20-positive NHL, and tositumomab labeled with iodine-131 (Bexxar®), marketed for the treatment of indolent NHL. Other monoclonal antibodies against various antigens are under development, such as Immunomedics's anti-CD22 monoclonal antibody epratuzumab in its naked (unlabeled) and radiolabeled (90 Y) forms, and Biogen Idec's anti-CD80 antibody, which is in phase 3 clinical trials for the treatment of NHL.

Additional targeted therapies include small molecules binding to specific targets, such as protein kinases. Among those, imatinib (Novartis's Gleevec®) recently gained label extensions for bcr-abl positive lymphoblastic lymphomas. Other bcr-abl inhibitors, such as dasatinib, Bristol-Myers Squibb's Sprycel®, are also being developed for NHL.

Colorectal Cancer

In clinical studies, the addition of cytotoxic, or cell-killing, agents, such as oxaliplatin and irinotecan, to standard 5-FU based therapy doubled the response rate and enhanced overall survival in metastatic colorectal cancer (CRC) patients by approximately 6 months. Overall survival of patients with metastatic CRC has further improved following the approval of bevacizumab (Avastin®) in February 2004. Bevacizumab has been demonstrated in clinical studies to be able to add an additional 5 months to the overall survival of metastatic CRC patients when combined with standard first line chemotherapy.

Also in 2004, the EGFR inhibitor cetuximab (Erbitux®) gained FDA approval for the treatment of CRC. Cetuximab currently is used as second, third and fourth line therapy, but recent clinical trial data indicates that patients may also benefit from cetuximab as first-line treatment.

In September 2006, panitumumab (Amgen's Vectibix™), a fully humanized EGFR-directed antibody, gained FDA approval for the treatment of CRC. However, the EMEA announced in May 2007 that it was not approving panitumumab because the efficacy gain was too minor. Clinical trials of bevacizumab and cetuximab are ongoing in the adjuvant setting. In addition, AstraZeneca's cediranib, a small molecule oral tyrosine kinase VEGF inhibitor, is in late stage development for CRC and is forecasted to be launched in the United States and Europe by 2010.

Breast Cancer

The treatment of breast cancer employs a multimodal approach, using hormone therapy, chemotherapy, biological agents, radiotherapy, and surgery. Treatment selection is tied primarily to disease stage, estrogen and progesterone receptor status, performance status, and, increasingly, HER-2 expression. Hormone therapy and chemotherapy are given as neoadjuvant therapy (prior to surgery) to reduce tumor size and facilitate surgery, adjuvant therapy (after surgery) to prevent recurrence (both local and distant), and as palliative treatment of metastatic disease, which is not considered to be curable, where it might prolong survival. Palliative, or symptom reducing, treatment of metastatic disease using chemotherapy is intended to ameliorate symptomatic disease or to delay the progression of disease.

A large number of chemotherapeutic drugs, whether given alone, in combination, or in sequence, have demonstrated clinical benefit in breast cancer patients and have been adopted into clinical practice. Generally, neoadjuvant and adjuvant chemotherapy use combinations of drugs — each with a different mechanism of action and complementary toxicity profile — to maximize efficacy while minimizing toxicity. Palliative treatment of metastatic breast cancer usually employs single-agent chemotherapy. A variety of newly developed chemotherapeutic agents are also currently under clinical investigation, including epothilones, such as ixabepilone (Bristol-Myer Squibb's Ixempra®), pemetrexed (Eli Lilly's Alimta®), and temsirolimus.

Hormone-receptor positive breast cancer is usually treated with tamoxifen (Nolvadex®) or second generation anti-hormonal agents such as aromatase inhibitors, either exclusively or after chemotherapy, depending on the stage of primary disease.

Trastuzumab (Herceptin®) has been developed as a targeted therapy for HER-2 positive disease and is licensed for treatment of metastatic breast cancer either as monotherapy or in combination with taxanes. Recently, the label was extended to adjuvant treatment of HER-2 positive early breast cancer after various large studies confirmed significant benefit on disease-free survival.

Lapatinib (GlaxoSmithKline's Tycerb®) is an orally administered EGFR tyrosine kinase inhibitor also blocking ErbB-2/HER-2 tyrosine kinase. Recently, Roche filed a BLA for the combination of Tycerb with capecitabine (Xeloda®). A next-generation HER-2 directed monoclonal antibody, pertuzumab (Genentech/Roche/Chugai's Omnitarg™), inhibits HER-2 dimerization and is currently in clinical trials for a range of solid cancers, including breast cancer.

Angiogenesis, the formation of new blood vessels, plays a major role in many normal physiological processes and in several pathological conditions, including solid tumor growth and metastasis. Numerous companies are developing compounds that inhibit angiogenesis. Bevacizumab (Avastin®), a humanized monoclonal antibody designed to inhibit angiogenesis, is approved for marketing in the United States and the European Union for colorectal cancer, non-small cell lung, and breast cancer. Various other approaches to inhibit neo-vascularisation are also under investigation. Examples of agents within this class in early-phase development for breast cancer include AstraZeneca's ZD-6474, EntreMed's 2-methoxyestradiol (2-ME2), and Bayer/Onyx's sorafenib (BAY-43-9006).

Employees

As of December 31, 2007, we had 94 full-time employees. As of that date, 71 full-time employees were engaged in research and development and 23 were engaged in general and administrative activities. We believe that we have good relations with our employees. None of our employees is covered by a collective bargaining agreement.

Available Investor Information

We file electronically with the Securities and Exchange Commission (SEC) our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. We make available on or through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish it to the SEC. Our website is located at http://www.micromet-inc.com. You can also request copies of such documents by contacting our Investor Relations Department at (240) 235-0250 or sending an email to investors@micromet-inc.com.

Item 1A. *Risk Factors*

The following information sets forth factors that could cause our actual results to differ materially from those contained in forward-looking statements we have made in this report and the information incorporated herein by reference and those we may make from time to time. Certain factors individually or in combination with others may have a material adverse effect on our business, financial condition and results of operations and you should carefully consider them.

Risks Relating to Our Financial Results, Financial Reporting and Need for Financing

We have a history of losses, we expect to incur substantial losses and negative operating cash flows for the foreseeable future and we may never achieve or maintain profitability.

We have incurred losses from the inception of Micromet through December 31, 2007, and we expect to incur substantial losses for the foreseeable future. We have no current sources of material ongoing revenue, other than the reimbursement of development expenses and potential future milestone payments from our current collaborators: Merck Serono, MedImmune, Nycomed and TRACON. We have not commercialized any products to date, either alone or with a third party collaborator. If we are not able to commercialize any products, whether alone or with a collaborator, we may not achieve profitability. Even if our collaboration agreements provide funding for a portion of our research and development expenses for some of our programs, we expect to spend significant capital to fund our internal research and development programs for the foreseeable future. As a result, we will need to generate significant revenues in order to achieve profitability. We cannot be certain whether or when this will occur because of the significant uncertainties that affect our business. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable may depress the market value of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations and, as a result, you could lose part or all of your investment.

We will require additional financing, which may be difficult to obtain and may dilute your ownership interest in us. If we fail to obtain the capital necessary to fund our operations, we will be unable to develop or commercialize our product candidates and our ability to operate as a going concern may be adversely affected.

We will require substantial funds to continue our research and development programs, and our future capital requirements may vary from what we expect. There are factors, many of which are outside our control, that may affect our future capital requirements and accelerate our need for additional financing. Among the factors that may affect our future capital requirements and accelerate our need for additional financing are:

- continued progress in our research and development programs, as well as the scope of these programs;
- our ability to establish and maintain collaborative arrangements for the discovery, research or development of our product candidates;
- the timing, receipt and amount of research funding and milestone, license, royalty and other payments, if any, from collaborators;
- the timing, receipt and amount of sales revenues and associated royalties to us, if any, from our product candidates in the market;
- our ability to sell shares of our common stock under our committed equity financing facility, or CEFF, with Kingsbridge Capital Limited, or Kingsbridge;
- the costs of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other patent-related costs, including litigation costs and technology license fees;
- costs associated with litigation; and
- competing technological and market developments.

We filed a shelf registration statement, declared effective by the SEC on December 9, 2004, under which we may raise up to $80 million through the sale of our common stock. This shelf registration statement became inactive in March 2006, and we may decide to activate it by filing a post-effective amendment in the future, although our ability to do so will depend on our eligibility to use a shelf registration statement at such time, under applicable SEC rules. We expect to seek additional funding through public or private financings or from new collaborators with whom we enter into research or development collaborations with respect to programs that are not currently licensed. However, the market for stock of companies in the biotechnology sector in general, and the market for our common stock in particular, is highly volatile. Due to market conditions and the status of our product development pipeline, additional funding may not be available to us on acceptable terms, or at all. Having insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern.

If we raise additional funds through the issuance of equity securities, our stockholders may experience substantial dilution, or the equity securities may have rights, preferences or privileges senior to those of existing stockholders. If we raise additional funds through debt financings, these financings may involve significant cash payment obligations and covenants that restrict our ability to operate our business and make distributions to our stockholders. We also could elect to seek funds through arrangements with collaborators or others that may require us to relinquish rights to certain technologies, product candidates or products.

Our committed equity financing facility with Kingsbridge may not be available to us if we elect to make a draw down, may require us to make additional "blackout" or other payments to Kingsbridge and may result in dilution to our stockholders.

In August 2006, we entered into a CEFF with Kingsbridge. The CEFF entitles us to sell and obligates Kingsbridge to purchase, from time to time until September 2009, shares of our common stock for cash consideration up to an aggregate of $25 million, subject to certain conditions and restrictions. Kingsbridge will not be obligated to purchase shares under the CEFF unless certain conditions are met, which include:

- a minimum price for our common stock that is not less than 85% of the closing price of the day immediately preceding the applicable eight-day pricing period, but in no event less than $2.00 per share;

- the accuracy of representations and warranties made to Kingsbridge;

- our compliance with all applicable laws which, if we failed to so comply, would have a Material Adverse Effect (as that term is defined in the purchase agreement with Kingsbridge); and

- the effectiveness of a registration statement registering for resale the shares of common stock to be issued in connection with the CEFF.

Kingsbridge is permitted to terminate the CEFF by providing written notice to us upon the occurrence of certain events. If we are unable to access funds through the CEFF, or if Kingsbridge terminates the CEFF, we may be unable to access capital from other sources on favorable terms, or at all. To date, we have not drawn down any funds from the CEFF, and we are not eligible to draw down any funds under the CEFF at any time when our stock price is below $2.00 per share.

We are entitled, in certain circumstances, to deliver a blackout notice to Kingsbridge to suspend the use of the resale registration statement and prohibit Kingsbridge from selling shares under the resale registration statement for a certain period of time. If we deliver a blackout notice during the fifteen trading days following our delivery of shares to Kingsbridge in connection with any draw down, then we may be required to make a payment to Kingsbridge, or issue to Kingsbridge additional shares in lieu of this payment, calculated on the basis of the number of shares purchased by Kingsbridge in the most recent draw down and held by Kingsbridge immediately prior to the blackout period and the decline in the market price, if any, of our common stock during the blackout period. If the trading price of our common stock declines during a blackout period, this blackout payment could be significant.

In addition, if we fail to maintain the effectiveness of the resale registration statement or related prospectus in circumstances not permitted by our agreement with Kingsbridge, we may be required to make a payment to Kingsbridge, calculated on the basis of the number of shares held by Kingsbridge during the period that the registration statement or prospectus is not effective, multiplied by the decline in market price, if any, of our common stock during the ineffective period. If the trading price of our common stock declines during a period in which the resale registration statement or related prospectus is not effective, this payment could be significant.

Should we sell shares to Kingsbridge under the CEFF or issue shares in lieu of a blackout payment, it will have a dilutive effect on the holdings of our current stockholders and may result in downward pressure on the price of our common stock. If we draw down under the CEFF, we will issue shares to Kingsbridge at a discount of 6% to 14% from the volume weighted average price of our common stock. If we draw down amounts under the CEFF when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. Issuances in the face of a declining share price will have an even greater dilutive effect than if our share price were stable or increasing and may further decrease our share price. Moreover, the number of shares that we will be able to issue to Kingsbridge in a particular draw down may be materially reduced if our stock price declines significantly during the applicable eight-day pricing period.

Our quarterly operating results and stock price may fluctuate significantly.

We expect our results of operations to be subject to quarterly fluctuations. The level of our revenues, if any, and results of operations for any given period will be based primarily on the following factors:

- the status of development of our product candidates;
- the time at which we enter into research and license agreements with strategic collaborators that provide for payments to us, and the timing and accounting treatment of payments to us, if any, under those agreements;
- whether or not we achieve specified research, development or commercialization milestones under any agreement that we enter into with strategic collaborators and the timely payment by these collaborators of any amounts payable to us;
- the addition or termination of research programs or funding support;
- the timing of milestone payments under license agreements, repayments of outstanding amounts under loan agreements, and other payments that we may be required to make to others;
- variations in the level of research and development expenses related to our clinical or preclinical product candidates during any given period;
- the change in fair value of the common stock warrants issued to investors in connection with our 2007 private placement financing, remeasured at each balance sheet date using a Black-Scholes option-pricing model, with the change in value recorded as other income or expense; and
- General market conditions affecting companies with our risk profile and market capitalization.

These factors may cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

If the estimates we make and the assumptions on which we rely in preparing our financial statements prove inaccurate, our actual results may vary significantly.

Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges taken by us and related disclosure. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We cannot assure you that our estimates, or the assumptions underlying them, will be correct. Accordingly, our actual financial results may vary significantly from the estimates contained in our financial statements.

Changes in, or interpretations of, accounting rules and regulations could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies for biopharmaceutical companies, including policies governing revenue recognition, research and development and related expenses, accounting for stock options and in-process research and development costs are subject periodically to further review, interpretation and guidance from relevant accounting authorities, including the SEC. Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this filing.

Our operating and financial flexibility, including our ability to borrow money, is limited by certain debt arrangements.

Our loan agreements contain certain customary events of default, which generally include, among others, non-payment of principal and interest, violation of covenants, cross defaults, the occurrence of a material adverse change in our ability to satisfy our obligations under our loan agreements or with respect to one of our lenders' security interest in our assets and in the event we are involved in certain insolvency proceedings. Upon the occurrence of an event of default, our lenders may be entitled to, among other things, accelerate all of our obligations and sell our assets to satisfy our obligations under our loan agreements. In addition, in an event of default, our outstanding obligations may be subject to increased rates of interest.

In addition, we may incur additional indebtedness from time to time to finance acquisitions, investments or strategic alliances or capital expenditures or for other purposes. Our level of indebtedness could have negative consequences for us, including the following:

- our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;
- payments on our indebtedness will reduce the funds that would otherwise be available for our operations and future business opportunities;
- we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage; and
- our debt level may reduce our flexibility to respond to changing business and economic conditions.

We have determined and further received an opinion from our independent registered public accounting firm in connection with our year-end audit for 2007 that our system of internal control over financial reporting does not meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. As a result, investors could lose confidence in the reliability of our internal control over financial reporting, which could have a material adverse effect on our stock price.

As a publicly traded company, we are required to comply with the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the related rules and regulations of the SEC, including Section 404 of Sarbanes-Oxley. As a result of the relocation of our corporate headquarters from Carlsbad, California, to Bethesda, Maryland, and the resulting personnel changes in our accounting department as well as the recent departure of our Chief Financial Officer, we are in the process of upgrading the existing, and implementing additional, procedures and controls. The process of updating the procedures and controls is requiring significant time and expense and is more time-consuming and expensive than we previously anticipated.

Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. In connection with the audit of our consolidated financial statements for the year ended December 31, 2007, our independent registered public accounting firm provided us with an unqualified opinion on our consolidated financial statements, but it identified material weaknesses in our internal control over financial reporting based on criteria established in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. These material weaknesses relate to certain of our accrual processes and an insufficient level of management review in our financial statement close and reporting process. Because of these material weaknesses in our internal control over financial reporting, there is heightened risk that a material misstatement of our annual or quarterly financial statements will not be prevented or detected.

We are in the process of expanding our internal resources and implementing additional procedures in order to remediate these material weaknesses in our internal control over financial reporting; however, we cannot guarantee that these efforts will be successful. If we do not adequately remedy these material weaknesses, and if we fail to maintain proper and effective internal control over financial reporting in future periods, our ability to provide timely and reliable financial results could suffer, and investors could lose confidence in our reported financial information, which may have a material adverse effect on our stock price.

Risks Relating to Our Common Stock

Substantial sales of shares may adversely impact the market price of our common stock and our ability to issue and sell shares in the future.

Substantially all of the outstanding shares of our common stock are eligible for resale in the public market. A significant portion of these shares is held by a small number of stockholders. We have also registered shares of our common stock that we may issue under our equity incentive compensation plans and our employee stock purchase plan. These shares generally can be freely sold in the public market upon issuance. If our stockholders sell substantial amounts of our common stock, the market price of our common stock may decline, which might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We are unable to predict the effect that sales of our common stock may have on the prevailing market price of our common stock.

Our stock price may be volatile, and you may lose all or a substantial part of your investment.

The market price for our common stock is volatile and may fluctuate significantly in response to a number of factors, a number of which we cannot control. Among the factors that could cause material fluctuations in the market price for our common stock are:

- our ability to upgrade and implement our disclosure controls and our internal control over financial reporting;
- our ability to successfully raise capital to fund our continued operations;
- our ability to successfully develop our product candidates within acceptable timeframes;
- changes in the regulatory status of our product candidates;
- changes in significant contracts, strategic collaborations, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments;
- the execution of new collaboration agreements or termination of existing collaborations related to our clinical or preclinical product candidates or our BiTE antibody technology platform;
- announcements of the invalidity of, or litigation relating to, our key intellectual property;
- announcements of the achievement of milestones in our agreements with collaborators or the receipt of payments under those agreements;
- announcements of the results of clinical trials by us or by companies with commercial products or product candidates in the same therapeutic category as our product candidates;
- events affecting our collaborators;
- fluctuations in stock market prices and trading volumes of similar companies;
- announcements of new products or technologies, clinical trial results, commercial relationships or other events by us, our collaborators or our competitors;
- our ability to successfully complete strategic collaboration arrangements with respect to our product candidates;
- variations in our quarterly operating results;
- changes in securities analysts' estimates of our financial performance or product development timelines;
- changes in accounting principles;
- sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;
- additions or departures of key personnel; and

- discussions of Micromet or our stock price by the financial and scientific press and online investor communities such as chat rooms.

If our officers and directors choose to act together, they can significantly influence our management and operations in a manner that may be in their best interests and not in the best interests of other stockholders.

Our officers and directors, together with their affiliates, collectively own an aggregate of approximately 32% of our outstanding common stock. As a result, if they act together, they may significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders, and this group may act in a manner that advances their best interests and not necessarily those of other stockholders.

Our stockholder rights plan, anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our stockholder rights plan and provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. The provisions in our amended and restated certificate of incorporation and amended and restated bylaws include:

- dividing our board of directors into three classes serving staggered three-year terms;

- prohibiting our stockholders from calling a special meeting of stockholders;

- permitting the issuance of additional shares of our common stock or preferred stock without stockholder approval;

- prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with 66⅔% stockholder approval; and

- requiring advance notice for raising matters of business or making nominations at stockholders' meetings.

We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder's acquisition of our stock was approved in advance by our board of directors.

We may become involved in securities class action litigation that could divert management's attention and harm our business and our insurance coverage may not be sufficient to cover all costs and damages.

The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical and biotechnology companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management's attention and resources, which could adversely affect our business.

Risks Relating to Our Collaborations and Clinical Programs

We are dependent on collaborators for the development and commercialization of many of our product candidates. If we lose any of these collaborators, or if they fail or incur delays in the development or commercialization of our current and future product candidates, our operating results would suffer.

The success of our strategy for development and commercialization of our product candidates depends upon our ability to form and maintain productive strategic collaborations and license arrangements. We currently have strategic collaborations or license arrangements with Merck Serono, MedImmune, Nycomed and TRACON. We expect to enter into additional collaborations and license arrangements in the future. Our existing and any future collaborations and licensed programs may not be scientifically or commercially successful. The risks that we face in connection with these collaborations and licensed programs include the following:

- Each of our collaborators has significant discretion in determining the efforts and resources that it will apply to the collaboration. The timing and amount of any future royalty and milestone revenue that we may receive under such collaborative and licensing arrangements will depend on, among other things, such collaborator's efforts and allocation of resources.

- All of our strategic collaboration and license agreements are for fixed terms and are subject to termination under various circumstances, including, in some cases, on short notice without cause. If any of our collaborative partners were to terminate its agreement with us, we may attempt to identify and enter into an agreement with a new collaborator with respect to the product candidate covered by the terminated agreement. If we are not able to do so, we may not have the funds or capability to undertake the development, manufacturing and commercialization of that product candidate, which could result in a discontinuation or delay of the development of that product candidate.

- Our collaborators may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the product candidates and services that are the subject of their collaborations with us or programs licensed from us.

- Our collaborators may discontinue the development of our product candidates in specific indications, for example as a result of their assessment of the results obtained in clinical trials, or fail to initiate the development in indications that have a significant commercial potential.

- Pharmaceutical and biotechnology companies from time to time re-evaluate their research and development priorities, including in connection with mergers and consolidations, which have been common in recent years in these industries. The ability of our product candidates involved in strategic collaborations to reach their potential could be limited if, as a result of such changes, our collaborators decrease or fail to increase spending related to such product candidates, or decide to discontinue the development of our product candidates and terminate their collaboration or license agreement with us. In the event of such a termination, we may not be able to identify and enter into a collaboration agreement for our product candidates with another pharmaceutical company on terms favorable to us or at all, and we may not have sufficient financial resources to continue the development program for these product candidates on our own. As a result, we may incur delays in the development for these product candidates following any potential termination of the collaboration agreement, or we may need to reallocate financial resources that may cause delays in other development programs for our other product candidates.

We may not be successful in establishing additional strategic collaborations, which could adversely affect our ability to develop and commercialize product candidates.

As an integral part of our ongoing research and development efforts, we periodically review opportunities to establish new collaborations for development and commercialization of new BiTE antibodies or existing product candidates in our development pipeline. We face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. We may not be successful in our efforts to establish additional collaborations or other alternative arrangements. Even if we are successful in our efforts to establish a collaboration, the terms of the agreement may not be favorable to us. Finally, such collaborations or other arrangements may not result in successful products and associated revenue from milestone payments, royalties or profit share payments.

If the combination of adecatumumab (MT201) with cytotoxics, such as docetaxel, is not tolerable or safe, if higher serum levels of adecatumumab cannot be administered safely, or if sufficient anti-tumor activity cannot be shown, we and our collaborator Merck Serono may decide to abandon all or part of the development program, and we could experience a material adverse impact on our results of operations.

We previously have reported that the phase 2 clinical trials of adecatumumab did not reach their respective primary endpoint in patients with metastatic breast cancer (clinical benefit rate at week 24) and in patients with prostate cancer (mean change in prostate specific antigen, compared to placebo control). We have also reported that we are continuing the development of adecatumumab in a clinical trial in combination with docetaxel with escalating doses of adecatumumab to investigate the tolerability and the safety of this combination. If the combination of adecatumumab with docetaxel proves not to be tolerable or safe or if no higher serum levels of adecatumumab compared to previous clinical trials can be administered safely, or if sufficient anti-tumor activity cannot be shown in this or future clinical trials, we and our collaborator Merck Serono may decide to abandon all or part of the development program of adecatumumab and as a result we may experience a material adverse impact on our results of operations.

We previously terminated three phase 1 trials involving short-term infusion regimens of MT103 due to adverse side effects and a lack of perceived tumor response, and there can be no assurance that our current continuous infusion phase 1 clinical trial of MT103 will produce a different outcome.

In April 2004, we initiated a phase 1 dose finding clinical trial designed to evaluate the safety and tolerability of a continuous intravenous infusion of MT103 over 4-8 weeks at different dose levels in patients with relapsed non-Hodgkin's lymphoma. We previously terminated three other phase 1 clinical trials for MT103, which involved a short-term infusion, as opposed to a continuous infusion dosing regimen of MT103, due to adverse side effects and the lack of observed tumor responses. Serious adverse events included infections, dyspnoea, hypersensitivity and various symptoms of the CNS. CNS-related side effects led to termination of the treatment in a total of six patients in these short-term infusion trials. All of these side effects fully resolved within a period of a few hours to a few days, with the exception of one patient, who suffered from seizures and a myocardial ischemia, or loss of blood flow to the heart. This patient ultimately died 49 days after receiving the last dose, and the cause of death was determined to be pneumonia. We have redesigned the dosing regimen for our ongoing phase 1 clinical trial and, based upon the preliminary clinical data, we currently are seeing a considerably more favorable safety profile in response to the new continuous infusion dosing regimen and are continuing the dose escalation in accordance with the clinical trial protocol. We have also seen objective tumor responses at the 15 $\mu g/m^2$ and above per day dose level with the continuous infusion regimens. While this preliminary data suggest that MT103 has anti-tumor activity, there can be no assurance that we will not encounter unacceptable adverse events during the continued dose escalation of our ongoing, continuous-infusion phase 1 clinical trial or that the preliminary suggestion of anti-tumor activity will be confirmed during the ongoing or any future study.

Risks Relating to Our Operations, Business Strategy, and the Life Sciences Industry

We face substantial competition, which may result in our competitors discovering, developing or commercializing products before or more successfully than we do.

Our product candidates face competition with existing and new products being developed by biotechnology and pharmaceutical companies, as well as universities and other research institutions. For example, research in the fields of antibody-based therapeutics for the treatment of cancer, and autoimmune and inflammatory diseases, is highly competitive. A number of entities are seeking to identify and patent antibodies, potentially active proteins and other potentially active compounds without specific knowledge of their therapeutic functions. Our competitors may discover, characterize and develop important inducing molecules or genes in advance of us.

Many of our competitors have substantially greater capital resources, research and development staffs and facilities than we have. Efforts by other biotechnology and pharmaceutical companies could render our programs or product candidates uneconomical or result in therapies that are superior to those that we are developing alone or with a collaborator. We and our collaborators face competition from companies that may be more experienced in product development and commercialization, obtaining regulatory approvals and product manufacturing. As a result, they may develop competing products more rapidly, that are safer, more effective, or have fewer side effects, or are less expensive, or they may discover, develop and commercialize products, which render our product candidates non-competitive or obsolete. We expect competition to intensify in antibody research as technical advances in the field are made and become more widely known.

We may not be successful in our efforts to expand our portfolio of product candidates.

A key element of our strategy is to discover, develop and commercialize a portfolio of new antibody therapeutics. We are seeking to do so through our internal research programs and in-licensing activities, which could place a strain on our human and capital resources. A significant portion of the research that we are conducting involves new and unproven technologies. Research programs to identify new disease targets and product candidates require substantial technical, financial and human resources regardless of whether or not any suitable candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates suitable for clinical development. If we are unable to discover suitable potential product candidates, develop additional delivery technologies through internal research programs or in-license suitable product candidates or delivery technologies on acceptable business terms, our business prospects will suffer.

The product candidates in our pipeline are in early stages of development and our efforts to develop and commercialize these product candidates are subject to a high risk of delay and failure. If we fail to successfully develop our product candidates, our ability to generate revenues will be substantially impaired.

The process of successfully developing product candidates for the treatment of human diseases is very time-consuming, expensive and unpredictable and there is a high rate of failure for product candidates in preclinical development and in clinical trials. The preclinical studies and clinical trials may produce negative, inconsistent or inconclusive results, and the results from early clinical trials may not be statistically significant or predictive of results that will be obtained from expanded, advanced clinical trials. Further, we or our collaborators may decide, or the FDA, EMEA or other regulatory authorities may require us, to conduct preclinical studies or clinical trials or other development activities in addition to those performed or planned by us or our collaborators, which may be expensive or could delay the time to market for our product candidates. In addition, we do not know whether the clinical trials will result in marketable products.

All of our product candidates are in early stages of clinical and preclinical development, so we will require substantial additional financial resources, as well as research, product development and clinical development capabilities, to pursue the development of these product candidates, and we may never develop an approvable or commercially viable product.

We do not know whether our planned preclinical development or clinical trials for our product candidates will begin on time or be completed on schedule, if at all. The timing and completion of clinical trials of our product candidates depend on, among other factors, the number of patients that will be required to enroll in the clinical trials, the inclusion and exclusion criteria used for selecting patients for a particular clinical trial, and the rate at which those patients are enrolled. Any increase in the required number of patients, tightening of selection criteria, or decrease in recruitment rates or difficulties retaining study participants may result in increased costs, delays in the development of the product candidate, or both.

Since our product candidates may have different efficacy profiles in certain clinical indications, sub-indications or patient profiles, an election by us or our collaborators to focus on a particular indication, sub-indication or patient profile may result in a failure to capitalize on other potentially profitable applications of our product candidates.

Our product candidates may not be effective in treating any of our targeted diseases or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit their commercial use. Institutional review boards or regulators, including the FDA and the EMEA, may hold, suspend or terminate our clinical research or the clinical trials of our product candidates for various reasons, including non-compliance with regulatory requirements or if, in their opinion, the participating subjects are being exposed to unacceptable health risks, or if additional information may be required for the regulatory authority to assess the proposed development activities. Further, regulators may not approve study protocols at all or in a timeframe anticipated by us if they believe that the study design or the mechanism of action of our product candidates poses an unacceptable health risk to study participants.

We have limited financial and managerial resources. These limitations require us to focus on a select group of product candidates in specific therapeutic areas and to forego the exploration of other product opportunities. While our technologies may permit us to work in multiple areas, resource commitments may require trade-offs resulting in delays in the development of certain programs or research areas, which may place us at a competitive disadvantage. Our decisions as to resource allocation may not lead to the development of viable commercial products and may divert resources away from other market opportunities, which would otherwise have ultimately proved to be more profitable.

We rely heavily on third parties for the conduct of preclinical and clinical studies of our product candidates, and we may not be able to control the proper performance of the studies or trials.

In order to obtain regulatory approval for the commercial sale of our product candidates, we and our collaborators are required to complete extensive preclinical studies as well as clinical trials in humans to demonstrate to the FDA, EMEA and other regulatory authorities that our product candidates are safe and effective. We have limited experience and internal resources for conducting certain preclinical studies and clinical trials and rely primarily on collaborators and contract research organizations for the performance and management of certain preclinical studies and clinical trials of our product candidates. We are responsible for confirming that our preclinical studies are conducted in accordance with applicable regulations and that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Our reliance on third parties does not relieve us of responsibility for ensuring compliance with appropriate regulations and standards for conducting, monitoring, recording and reporting of preclinical and clinical trials. If our collaborators or contractors fail to properly perform their contractual or regulatory obligations with respect to conducting or overseeing the performance of our preclinical studies or clinical trials, do not meet expected deadlines, fail to comply with the good laboratory practice guidelines or good clinical practice regulations, do not adhere to our preclinical and clinical trial protocols, suffer an unforeseen business interruption unrelated to our agreement with them that delays the clinical trial, or otherwise fail to generate reliable clinical data, then the completion of these studies or trials may be delayed, the results may not be useable and the studies or trials may have to be repeated, and we may need to enter into new arrangements with alternative third parties. Any of these events could cause our clinical trials to be extended, delayed, or terminated or create the need for them to be repeated, or otherwise create additional costs in the development of our product candidates and could adversely affect our and our collaborators' ability to market a product after marketing approvals have been obtained.

Even if we complete the lengthy, complex and expensive development process, there is no assurance that we or our collaborators will obtain the regulatory approvals necessary for the launch and commercialization of our product candidates.

To the extent that we or our collaborators are able to successfully complete the clinical development of a product candidate, we or our collaborators will be required to obtain approval by the FDA, EMEA or other regulatory authorities prior to marketing and selling such product candidate in the United States, the European Union or other countries.

The process of preparing and filing applications for regulatory approvals with the FDA, EMEA and other regulatory authorities, and of obtaining the required regulatory approvals from these regulatory authorities is lengthy and expensive, and may require two years or more. This process is further complicated because some of our product candidates use non-traditional or novel materials in non-traditional or novel ways, and the regulatory officials have little precedent to follow. Moreover, an unrelated biotech company recently observed multiple severe adverse reactions in a phase 1 trial of an antibody that stimulates T cells. This development could cause the FDA and

EMEA or other regulatory authorities to require additional preclinical data or certain precautions in the designs of clinical protocols that could cause a delay in the development of our BiTE antibodies or make the development process more expensive.

Any marketing approval by the FDA, EMEA or other regulatory authorities may be subject to limitations on the indicated uses for which we or our collaborators may market the product candidate. These limitations could restrict the size of the market for the product and affect reimbursement levels by third-party payers.

As a result of these factors, we or our collaborators may not successfully begin or complete clinical trials and launch and commercialize any product candidates in the time periods estimated, if at all. Moreover, if we or our collaborators incur costs and delays in development programs or fail to successfully develop and commercialize products based upon our technologies, we may not become profitable and our stock price could decline.

We and our collaborators are subject to governmental regulations other than those imposed by the FDA and EMEA, and we or our collaborators may not be able to comply with these regulations. Any non-compliance could subject us or our collaborators to penalties and otherwise result in the limitation of our or our collaborators' operations.

In addition to regulations imposed by the FDA, EMEA and other health regulatory authorities, we and our collaborators are subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Research Conservation and Recovery Act, as well as regulations administered by the Nuclear Regulatory Commission, national restrictions on technology transfer, import, export and customs regulations and certain other local, state or federal regulations, or their counterparts in Europe and other countries. From time to time, other governmental agencies and legislative or international governmental bodies have indicated an interest in implementing further regulation of biotechnology applications. We are not able to predict whether any such regulations will be adopted or whether, if adopted, such regulations will apply to our or our collaborators' business, or whether we or our collaborators would be able to comply, without incurring unreasonable expense, or at all, with any applicable regulations.

Our growth could be limited if we are unable to attract and retain key personnel and consultants.

We have limited experience in filing and prosecuting regulatory applications to obtain marketing approval from the FDA, EMEA or other regulatory authorities. Our success depends on the ability to attract, train and retain qualified scientific and technical personnel, including consultants, to further our research and development efforts. The loss of services of one or more of our key employees or consultants could have a negative impact on our business and operating results. Competition for skilled personnel is intense and the turnover rate can be high. Competition for experienced management and clinical, scientific and engineering personnel from numerous companies and academic and other research institutions may limit our ability to attract and retain qualified personnel on acceptable terms. As a result, locating candidates with the appropriate qualifications can be difficult, and we may not be able to attract and retain sufficient numbers of highly skilled employees.

Any growth and expansion into areas and activities that may require additional personnel or expertise, such as in regulatory affairs, quality assurance, and control and compliance, would require us to either hire new key personnel or obtain such services from a third party. The pool of personnel with the skills that we require is limited, and we may not be able to hire or contract such additional personnel. Failure to attract and retain personnel would prevent us from developing and commercializing our product candidates.

If our third-party manufacturers do not follow current good manufacturing practices or do not maintain their facilities in accordance with these practices, our product development and commercialization efforts may be harmed.

We have no manufacturing experience or manufacturing capabilities for the production of our product candidates for clinical trials or commercial sale. Product candidates used in clinical trials or sold after marketing approval has been obtained must be manufactured in accordance with current good manufacturing practices regulations. There are a limited number of manufacturers that operate under these regulations, including the FDA's and EMEA's good manufacturing practices regulations, and that are capable of manufacturing our product candidates. Third-party manufacturers may encounter difficulties in achieving quality control and quality assurance and may experience shortages of qualified personnel. Also, manufacturing facilities are subject to ongoing periodic, unannounced inspection by the FDA, the EMEA, and other regulatory agencies or authorities, to ensure strict compliance with current good manufacturing practices and other governmental regulations and standards. A failure of third-party manufacturers to follow current good manufacturing practices or other regulatory requirements and to document their adherence to such practices may lead to significant delays in the availability of product candidates for use in a clinical trial or for commercial sale, the termination of, or hold on a clinical trial, or may delay or prevent filing or approval of marketing applications for our product candidates. In addition, as a result of such a failure, we could be subject to sanctions, including fines, injunctions and civil penalties, refusal or delays by regulatory authorities to grant marketing approval of our product candidates, suspension or withdrawal of marketing approvals, seizures or recalls of product candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business. If we were required to change manufacturers, it may require additional clinical trials and the revalidation of the manufacturing process and procedures in accordance with applicable current good manufacturing practices and may require FDA or EMEA approval. This revalidation may be costly and time-consuming. If we are unable to arrange for third-party manufacturing of our product candidates, or to do so on commercially reasonable terms, we may not be able to complete development or marketing of our product candidates.

Even if regulatory authorities approve our product candidates, we may fail to comply with ongoing regulatory requirements or experience unanticipated problems with our product candidates, and these product candidates could be subject to restrictions or withdrawal from the market following approval.

Any product candidates for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical trials and promotional activities for such product candidates, will be subject to continual review and periodic inspections by the FDA, EMEA and other regulatory authorities. Even if regulatory approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Post-approval discovery of previously unknown problems with any approved products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, difficulties with a manufacturer or manufacturing processes, or failure to comply with regulatory requirements, may result in restrictions on such approved products or manufacturing processes, limitations in the scope of our approved labeling, withdrawal of the approved products from the market, voluntary or mandatory recall and associated publicity requirements, fines, suspension or withdrawal of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

The procedures and requirements for granting marketing approvals vary among countries, which may cause us to incur additional costs or delays or may prevent us from obtaining marketing approvals in different countries and regulatory jurisdictions.

We intend to market our product candidates in many countries and regulatory jurisdictions. In order to market our product candidates in the United States, the European Union and many other jurisdictions, we must obtain separate regulatory approvals in each of these countries and territories. The procedures and requirements for obtaining marketing approval vary among countries and regulatory jurisdictions, and can involve additional clinical trials or other tests. Also, the time required to obtain approval may differ from that required to obtain FDA and EMEA approval. The various regulatory approval processes may include all of the risks associated with obtaining FDA and EMEA approval. We may not obtain all of the desirable or necessary regulatory approvals on a timely basis, if at all. Approval by a regulatory authority in a particular country or regulatory jurisdiction, such as the FDA in the United States and the EMEA in the European Union, generally does not ensure approval by a regulatory authority in another country. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our product candidates in any or all of the countries or regulatory jurisdictions in which we desire to market our product candidates.

If we fail to obtain an adequate level of reimbursement for any approved products by third-party payers, there may be no commercially viable markets for these products or the markets may be much smaller than expected. The continuing efforts of the government, insurance companies, managed care organizations and other payers of health care costs to contain or reduce costs of healthcare may adversely affect our ability to generate revenues and achieve profitability, the future revenues and profitability of our potential customers, suppliers and collaborators, and the availability of capital.

Our ability to commercialize our product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate reimbursement levels for the price charged for our product candidates and related treatments. The efficacy, safety and cost-effectiveness of our product candidates as well as the efficacy, safety and cost-effectiveness of any competing products will determine in part the availability and level of reimbursement. These third-party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for healthcare products and services. Given recent federal and state government initiatives directed at lowering the total cost of healthcare in the United States, the U.S. Congress and state legislatures will likely continue to focus on healthcare reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. In certain countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to twelve months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct clinical trials that compare the cost-effectiveness of our product candidates to other available therapies. If reimbursement for our product candidates were unavailable or limited in scope or amount or if reimbursement levels or prices are set at unsatisfactory levels, our projected and actual revenues and our prospects for profitability would be negatively affected.

Another development that may affect the pricing of drugs in the United States is regulatory action regarding drug reimportation into the United States. The Medicare Prescription Drug, Improvement and Modernization Act, requires the Secretary of the U.S. Department of Health and Human Services to promulgate regulations allowing drug reimportation from Canada into the United States under certain circumstances. These provisions will become effective only if the Secretary certifies that such imports will pose no additional risk to the public's health and safety and result in significant cost savings to consumers. Proponents of drug reimportation may also attempt to pass legislation that would remove the requirement for the Secretary's certification or allow reimportation under circumstances beyond those anticipated under current law. If legislation is enacted, or regulations issued, allowing the reimportation of drugs, it could decrease the reimbursement we would receive for any product candidates that we may commercialize, or require us to lower the price of our product candidates then on the market that face competition from lower-priced supplies of that product from other countries. These factors would negatively affect our projected and actual revenues and our prospects for profitability.

We are unable to predict what additional legislation or regulation, if any, relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on our business. Any cost containment measures or other healthcare system reforms that are adopted could have a material adverse effect on our ability to commercialize successfully any future products or could limit or eliminate our spending on development projects and affect our ultimate profitability.

If physicians and patients do not accept the product candidates that we may develop, our ability to generate product revenue in the future will be adversely affected.

Our product candidates, if successfully developed and approved by the regulatory authorities, may not gain market acceptance among physicians, healthcare payers, patients and the medical community. Market acceptance of and demand for any product candidate that we may develop will depend on many factors, including:

- ability to provide acceptable evidence of safety and efficacy;
- convenience and ease of administration;
- prevalence and severity of adverse side effects;
- the timing of market entry relative to competitive treatments;

- cost effectiveness;
- effectiveness of our marketing and pricing strategy for any product candidates that we may develop;
- publicity concerning our product candidates or competitive products;
- the strength of distribution support; and
- our ability to obtain third-party coverage or reimbursement.

If any product candidates for which we may receive marketing approval fail to gain market acceptance, our ability to generate product revenue in the future will be adversely affected.

We face the risk of product liability claims and may not be able to obtain insurance.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing, and marketing of drugs and related devices. Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. We may not be able to obtain or maintain adequate protection against potential liabilities. If any of our product candidates are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at acceptable cost or on acceptable terms with adequate coverage or otherwise protect ourselves against potential product liability claims, we will be exposed to significant liabilities, which may cause a loss of revenue or otherwise harm our business. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, injury to our reputation, or reduced acceptance of our product candidates in the market. If we are sued for any injury caused by any future products, our liability could exceed our total assets.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive.

Our research and development activities involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We are subject in the United States to a variety of federal, state and local regulations, and in Europe to European, national, state and local regulations, relating to the use, handling, storage and disposal of these materials. We generally contract with third parties for the disposal of such substances and store certain low-level radioactive waste at our facility until the materials are no longer considered radioactive. We cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations which could impose greater compliance costs and increased risks and penalties associated with violations. If an accident or contamination occurred, we would likely incur significant costs associated with civil penalties or criminal fines, substantial investigation and remediation costs, and costs associated with complying with environmental laws and regulations. There can be no assurance that violations of environmental laws or regulations will not occur in the future as a result of the inability to obtain permits, human error, accident, equipment failure or other causes. We do not have any insurance for liabilities arising from hazardous materials. Compliance with environmental and safety laws and regulations is expensive, and current or future environmental regulation may impair our research, development or production efforts.

Risks Relating to Our Intellectual Property and Litigation

We may not be able to obtain or maintain adequate patents and other intellectual property rights to protect our business and product candidates against competitors.

Our value will be significantly enhanced if we are able to obtain adequate patents and other intellectual property rights to protect our business and product candidates against competitors. For that reason, we allocate significant financial and personnel resources to the filing, prosecution, maintenance and defense of patent applications, patents and trademarks claiming or covering our product candidates and key technology relating to these product candidates.

To date, we have sought to protect our proprietary positions related to our important proprietary technology, inventions and improvements by filing of patent applications in the U.S., Europe and other jurisdictions. Because the patent position of pharmaceutical and biopharmaceutical companies involves complex legal and factual questions, the issuance, scope and enforceability of patents cannot be predicted with certainty, and we cannot be certain that patents will be issued on pending or future patent applications that cover our product candidates and technologies. Claims could be restricted in prosecution that might lead to a scope of protection which is of minor value for a particular product candidate. Patents, if issued, may be challenged and sought to be invalidated by third parties in litigation. In addition, U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office. European patents may be subject to opposition proceedings in the European Patent Office. Patents might be invalidated in national jurisdictions. Similar proceedings may be available in countries outside of Europe or the U.S. These proceedings could result in either a loss of the patent or a denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. Thus, any patents that we own or license from others may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding could result in a third party receiving the patent rights sought by us, which in turn could affect our ability to market a potential product or product candidate to which that patent filing was directed. Our pending patent applications, those that we may file in the future, or those that we may license from third parties may not result in patents being issued. If issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed, which fall outside the scope of our patents. Products or technology could also be copied by competitors after expiration of the patent life. Furthermore, claims of employees or former employees of Micromet related to their inventorship or compensation pursuant to the German Act on Employees' Inventions may lead to legal disputes.

We rely on third-party payment services and external law firms for the payment of foreign patent annuities and other fees. Non-payment or delay in payment of such fees, whether intentional or unintentional, may result in loss of patents or patent rights important to our business.

We may incur substantial costs enforcing our patents against third parties. If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features that may reduce demand for our potential products.

We own or control a substantial portfolio of issued patents. From time to time, we may become aware of third parties that undertake activities that infringe on our patents. We may decide to grant those third parties a license under our patents, or to enforce the patents against those third parties by pursuing an infringement claim in litigation. If we initiate patent infringement litigation, it could consume significant financial and management resources, regardless of the merit of the claims or the outcome of the litigation. The outcome of patent litigation is subject to uncertainties that cannot be adequately quantified in advance, including the demeanor and credibility of witnesses and the identity of the adverse party, especially in biotechnology-related patent cases that may turn on the testimony of experts as to technical facts upon which experts may reasonably disagree. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could harm our ability to compete in the marketplace.

Our ability to enforce our patents may be restricted under applicable law. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. For example, compulsory licenses may be required in cases where the patent owner has failed to "work" the invention in that country, or the third-party has patented improvements. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patent and other intellectual property rights, which makes it difficult to stop infringement. In addition, our ability to enforce our patent rights depends on our ability to detect infringement. It is difficult to detect infringers who do not advertise the compounds that are used in their products or the methods they use in the research and development of their products. If we are unable to enforce our patents against infringers, it could have a material adverse effect on our competitive position, results of operations and financial condition.

If we are not able to protect and control our unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm.

We rely on proprietary trade secrets and unpatented know-how to protect our research, development and manufacturing activities and maintain our competitive position, particularly when we do not believe that patent protection is appropriate or available. However, trade secrets are difficult to protect. We attempt to protect our trade secrets and unpatented know-how by requiring our employees, consultants and advisors to execute confidentiality and non-use agreements. We cannot guarantee that these agreements will provide meaningful protection, that these agreements will not be breached, that we will have an adequate remedy for any such breach, or that our trade secrets or proprietary know-how will not otherwise become known or independently developed by a third party. Our trade secrets, and those of our present or future collaborators that we utilize by agreement, may become known or may be independently discovered by others, which could adversely affect the competitive position of our product candidates. If any trade secret, know-how or other technology not protected by a patent or intellectual property right were disclosed to, or independently developed by a competitor, our business, financial condition and results of operations could be materially adversely affected.

If third parties claim that our product candidates or technologies infringe their intellectual property rights, we may become involved in expensive patent litigation, which could result in liability for damages or require us to stop our development and commercialization of our product candidates after they have been approved and launched in the market, or we could be forced to obtain a license and pay royalties under unfavorable terms.

Our commercial success will depend in part on not infringing the patents or violating the proprietary rights of third parties. Competitors or third parties may obtain patents that may claim the composition, manufacture or use of our product candidates, or the technology required to perform research and development activities relating to our product candidates.

From time to time we receive correspondence inviting us to license patents from third parties. While we believe that our pre-commercialization activities fall within the scope of an available exemption against patent infringement provided in the United States by 35 U.S.C. § 271(e) and by similar research exemptions in Europe, claims may be brought against us in the future based on patents held by others. Also, we are aware of patents and other intellectual property rights of third parties relating to our areas of practice, and we know that others have filed patent applications in various countries that relate to several areas in which we are developing product candidates. Some of these patent applications have already resulted in patents and some are still pending. The pending patent applications may also result in patents being issued. For example, we are aware that GlaxoSmithKline holds a European patent covering the administration of adecatumumab in combination with taxotere, which is the combination that we are currently testing in a phase 1 study. We have filed an opposition proceeding against this patent with the European Patent Office seeking to have the patent invalidated. We may not be successful in this proceeding, and if it is not resolved in our favor, we could be required to obtain a license under this patent from GlaxoSmithKline, which we may not be able to obtain on commercially reasonable terms, if at all.

In addition, the publication of patent applications occurs with a certain delay after the date of filing, so we may not be aware of all relevant patent applications of third parties at a given point in time. Further, publication of discoveries in the scientific or patent literature often lags behind actual discoveries, so we may not be able to determine whether inventions claimed in patent applications of third parties have been made before or after the date on which inventions claimed in our patent applications and patents have been made. All issued patents are entitled to a presumption of validity in many countries, including the United States and many European countries. Issued patents held by others may therefore limit our freedom to operate unless and until these patents expire or are declared invalid or unenforceable in a court of applicable jurisdiction.

We and our collaborators may not have rights under some patents that may cover the composition of matter, manufacture or use of product candidates that we seek to develop and commercialize, drug targets to which our product candidates bind, or technologies that we use in our research and development activities. As a result, our ability to develop and commercialize our product candidates may depend on our ability to obtain licenses or other rights under these patents. The third parties who own or control such patents may be unwilling to grant those licenses or other rights to us or our collaborators under terms that are commercially viable or at all. Third parties who own or control these patents could bring claims based on patent infringement against us or our collaborators and seek monetary damages and to enjoin further clinical testing, manufacturing and marketing of the affected product candidates or products. There has been, and we believe that there will continue to be, significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. If a third party sues us for patent infringement, it could consume significant financial and management resources, regardless of the merit of the claims or the outcome of the litigation.

If a third party brings a patent infringement suit against us and we do not settle the patent infringement suit and are not successful in defending against the patent infringement claims, we could be required to pay substantial damages or we or our collaborators could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is claimed by the third party's patent. We or our collaborators may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. However, there can be no assurance that any such license will be available on acceptable terms or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product candidate, or forced to cease some aspect of our business operations as a result of patent infringement claims, which could harm our business.

Our success depends on our ability to maintain and enforce our licensing arrangements with various third party licensors.

We are party to intellectual property licenses and agreements that are important to our business, and we expect to enter into similar licenses and agreements in the future. These licenses and agreements impose various research, development, commercialization, sublicensing, milestone and royalty payment, indemnification, insurance and other obligations on us. If we or our collaborators fail to perform under these agreements or otherwise breach obligations thereunder, our licensors may terminate these agreements and we could lose licenses to intellectual property rights that are important to our business. Any such termination could materially harm our ability to develop and commercialize the product candidate that is the subject of the agreement, which could have a material adverse impact on our results of operations.

If licensees or assignees of our intellectual property rights breach any of the agreements under which we have licensed or assigned our intellectual property to them, we could be deprived of important intellectual property rights and future revenue.

We are a party to intellectual property out-licenses, collaborations and agreements that are important to our business, and we expect to enter into similar agreements with third parties in the future. Under these agreements, we license or transfer intellectual property to third parties and impose various research, development, commercialization, sublicensing, royalty, indemnification, insurance, and other obligations on them. If a third party fails to comply with these requirements, we generally retain the right to terminate the agreement and to bring a legal action in court or in arbitration. In the event of breach, we may need to enforce our rights under these agreements by resorting to arbitration or litigation. During the period of arbitration or litigation, we may be unable to effectively use, assign or license the relevant intellectual property rights and may be deprived of current or future revenues that are associated with such intellectual property, which could have a material adverse effect on our results of operations and financial condition.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize certain product candidates.

Risks Relating to Manufacturing and Sales of Products

We depend on our collaborators and third-party manufacturers to produce most, if not all, of our product candidates and if these third parties do not successfully manufacture these product candidates our business will be harmed.

We have no manufacturing experience or manufacturing capabilities for the production of our product candidates for clinical trials or commercial sale. In order to continue to develop product candidates, apply for regulatory approvals, and commercialize our product candidates following approval, we or our collaborators must be able to manufacture or contract with third parties to manufacture our product candidates in clinical and commercial quantities, in compliance with regulatory requirements, at acceptable costs and in a timely manner. The manufacture of our product candidates may be complex, difficult to accomplish and difficult to scale-up when large-scale production is required. Manufacture may be subject to delays, inefficiencies and poor or low yields of quality products. The cost of manufacturing our product candidates may make them prohibitively expensive. If supplies of any of our product candidates or related materials become unavailable on a timely basis or at all or are contaminated or otherwise lost, clinical trials by us and our collaborators could be seriously delayed. This is due to the fact that such materials are time-consuming to manufacture and cannot be readily obtained from third-party sources.

To the extent that we or our collaborators seek to enter into manufacturing arrangements with third parties, we and such collaborators will depend upon these third parties to perform their obligations in a timely and effective manner and in accordance with government regulations. Contract manufacturers may breach their manufacturing agreements because of factors beyond our control or may terminate or fail to renew a manufacturing agreement based on their own business priorities at a time that is costly or inconvenient for us. If third-party manufacturers fail to perform their obligations, our competitive position and ability to generate revenue may be adversely affected in a number of ways, including:

- we and our collaborators may not be able to initiate or continue clinical trials of product candidates that are under development;
- we and our collaborators may be delayed in submitting applications for regulatory approvals for our product candidates; and
- we and our collaborators may not be able to meet commercial demands for any approved products.

We have no sales, marketing or distribution experience and will depend significantly on third parties who may not successfully sell our product candidates following approval.

We have no sales, marketing or product distribution experience. If we receive required regulatory approvals to market any of our product candidates, we plan to rely primarily on sales, marketing and distribution arrangements with third parties, including our collaborators. For example, as part of our agreements with Merck Serono, MedImmune, Nycomed and TRACON, we have granted these companies the right to market and distribute products resulting from such collaborations, if any are ever successfully developed. We may have to enter into additional marketing arrangements in the future and we may not be able to enter into these additional arrangements on terms that are favorable to us, if at all. In addition, we may have limited or no control over the sales, marketing and distribution activities of these third parties, and sales through these third parties could be less profitable to us than direct sales. These third parties could sell competing products and may devote insufficient sales efforts to our product candidates following approval. As a result, our future revenues from sales of our product candidates, if any, will be materially dependent upon the success of the efforts of these third parties.

We may seek to co-promote products with our collaborators, or to independently market products that are not already subject to marketing agreements with other parties. If we determine to perform sales, marketing and distribution functions ourselves, then we could face a number of additional risks, including:

- we may not be able to attract and build an experienced marketing staff or sales force;
- the cost of establishing a marketing staff or sales force may not be justifiable in light of the revenues generated by any particular product; and
- our direct sales and marketing efforts may not be successful.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

Our current corporate headquarters are located in Bethesda, Maryland, and consist of approximately 4,000 square feet of office space leased under a 5-year operating lease that commenced in 2007. Our former headquarters are located in Carlsbad, California, and consist of 61,618 square feet leased under an operating lease running through 2012. We sublet the entire Carlsbad facility pursuant to a sublease agreement and a subsequent amendment executed in 2006 and 2007, respectively, which lease expires in 2012.

We also maintain a research and development facility of approximately 81,161 square feet located in Munich, Germany, which is leased under a 10-year operating lease that commenced in July 2002. We have options to renew this lease for additional periods of five years. We entered into a sublease agreement during 2007 to sublease a portion of this facility for a period of 3 years. We believe that this facility will suffice for our anticipated research and development requirements for the foreseeable future. We also entered into an agreement with the lessor to receive a subsidy in the amount of approximately €365,000, which we would be required to repay on a pro rata basis in the event that we terminate the lease for our Munich facility prior to December 2010.

We believe that our facilities are generally suitable to meet our needs for the foreseeable future; however, we will continue to seek additional space as needed to support our growth.

Item 3. ***Legal Proceedings***

None.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock is quoted on the NASDAQ Global Market under the symbol "MITI". Prior to May 5, 2006, our common stock was quoted under the symbol "CNVX". The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ Global Market (previously the Nasdaq National Market). The data below reflects the 1:3 reverse stock split of our common stock effected on May 5, 2006.

	High	Low
Year Ended December 31, 2006		
First Quarter	$10.65	$3.96
Second Quarter	$10.26	$4.07
Third Quarter	$ 4.47	$2.25
Fourth Quarter	$ 5.30	$1.82
Year Ended December 31, 2007		
First Quarter	$ 4.75	$2.31
Second Quarter	$ 3.74	$2.26
Third Quarter	$ 2.95	$1.80
Fourth Quarter	$ 2.21	$1.22

As of March 5, 2008, there were approximately 209 holders of record of our common stock.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Item 6. *Selected Consolidated Financial Data.*

Not applicable.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following discussion contains forward-looking statements, which involve risks, uncertainties, and assumptions. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in Part I — Item 1A above under the caption "Risk Factors." See "Cautionary Note Regarding Forward-Looking Statements" included elsewhere in this Annual Report on Form 10-K. This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

For periods prior to May 5, 2006, the results of operations and cash flows presented in the consolidated financial statements contained herein reflect Micromet AG only. For periods from May 5, 2006 (the date of the closing of the merger between Micromet AG and CancerVax Corporation) through December 31, 2006, and for the year ended December 31, 2007, the results of operations and cash flows presented in the consolidated financial statements contained herein reflect the combined operations of CancerVax and Micromet AG. Accordingly, the results of operations and cash flows for the year ended December 31, 2006 presented herein are not necessarily indicative of the results of operations and cash flows that we would experience if the operations of the two companies had been combined for the entire period presented.

Overview

Merger of CancerVax Corporation and Micromet AG

On May 5, 2006, CancerVax completed a merger with Micromet AG, a privately-held German company. CancerVax was incorporated in the State of Delaware on June 12, 1998, and completed an initial public offering on November 4, 2003. Following its merger with CancerVax, former Micromet AG security holders owned, as of the closing of the merger, approximately 67.5% of the combined company on a fully-diluted basis and former CancerVax security holders owned, as of the closing, approximately 32.5% of the combined company on a fully-diluted basis. CancerVax was renamed "Micromet, Inc." and our NASDAQ Global Market ticker symbol was changed to "MITI." As former Micromet AG security holders owned approximately 67.5% of the voting stock of the combined company immediately after the merger, Micromet AG was deemed to be the acquiring company for accounting purposes and the transaction was accounted for as a reverse acquisition under the purchase method of accounting for business combinations. Accordingly, unless otherwise noted, all pre-merger financial information is that of Micromet AG, and all post-merger financial information is that of Micromet, Inc. and its wholly owned subsidiaries, including Micromet AG.

Ongoing Business Activities

We are a biopharmaceutical company developing novel, proprietary antibodies for the treatment of cancer, inflammation and autoimmune diseases. Three of our antibodies are currently in clinical trials, while the remainder of our product pipeline is in preclinical development. MT103, the most advanced antibody in our product pipeline developed using our BiTE antibody technology platform, is being evaluated in a phase 2 clinical trial for the treatment of patients with ALL and in a phase 1 clinical trial for the treatment of patients with NHL. BiTE antibodies represent a new class of antibodies that activate a patient's own cytotoxic T cells, considered the most powerful "killer cells" of the human immune system, to eliminate cancer cells. We are developing MT103 in collaboration with MedImmune. Our second clinical stage antibody is adecatumumab, a human monoclonal antibody which targets EpCAM-expressing solid tumors. We are developing adecatumumab in collaboration with Merck Serono in a phase 1b clinical trial evaluating adecatumumab in combination with docetaxel for the treatment of patients with metastatic breast cancer. MT293, our third clinical stage antibody, is licensed to TRACON, and is being developed in a phase 1 clinical trial for the treatment of patients with cancer. MT110, a BiTE antibody targeting EpCAM-expressing tumors, has completed preclinical development, and we plan to initiate clinical development in 2008. In addition, we have established a collaboration with Nycomed for the development and commercialization of MT203, our human antibody neutralizing the activity of GM-CSF, which has potential applications in the treatment of various inflammatory and autoimmune diseases, such as rheumatoid arthritis, psoriasis, or multiple sclerosis. Further, we have used and will continue to use our proprietary BiTE antibody technology platform to generate additional antibodies for our product pipeline. To date, we have incurred significant research and development expenses and have not achieved any product revenues from sales of our product candidates.

Each of our programs will require many years and significant costs to advance through development. Typically, it takes many years from the initial identification of a lead compound to the completion of preclinical and clinical trials, before applying for marketing approval from the FDA or EMEA, or equivalent regulatory agencies in other countries and regions. The risk that a program has to be terminated, in part or in full, for safety reasons or lack of adequate efficacy is very high. In particular, we can neither predict which, if any, potential product candidates can be successfully developed and for which marketing approval may be obtained, nor predict the time and cost to complete development.

As we obtain results from preclinical studies or clinical trials, we may elect to discontinue the development for certain product candidates for safety, efficacy or commercial reasons. We may also elect to discontinue development of one or more product candidates in order to focus our resources on more promising product candidates. Our business strategy includes entering into collaborative agreements with third parties for the development and commercialization of our product candidates. Depending on the structure of such collaborative agreements, a third party may be granted control over the clinical trial process for one of our product candidates. In such a situation, the third party, rather than us, may in fact control development and commercialization decisions for the respective product candidate. Consistent with our business model, we may enter into additional collaboration agreements in the future. We cannot predict the terms of such agreements or their potential impact on our capital requirements. Our inability to complete our research and development projects in a timely manner, or our failure to enter into new collaborative agreements, when appropriate, could significantly increase our capital requirements and affect our liquidity.

Since our inception, we have financed our operations through private placements of preferred stock, government grants for research, research-contribution revenues from our collaborations with pharmaceutical companies, debt financing, licensing revenues and milestone achievements and, more recently, by accessing the capital resources of CancerVax through the merger and a subsequent private placement of common stock and associated warrants. We intend to continue to seek funding through public or private financings in the future. If we are successful in raising additional funds through the issuance of equity securities, stockholders may experience substantial dilution, or the equity securities may have rights, preferences or privileges senior to existing stockholders. If we are successful in raising additional funds through debt financings, these financings may involve significant cash payment obligations and covenants that restrict our ability to operate our business. There can be no assurance that we will be successful in raising additional capital on acceptable terms, or at all.

Research and Development and In-Process Research and Development

Through December 31, 2007, our research and development expenses consisted of costs associated with the clinical development of adecatumumab and MT103, as well as development costs incurred for MT110 and MT203, research activities under our collaboration with MedImmune and Nycomed, and research conducted with respect to the BiTE antibody platform. The costs incurred include costs associated with clinical trials and manufacturing process, quality systems and analytical development, including compensation and other personnel expenses, supplies and materials, costs for consultants and related contract research, facility costs, license fees and depreciation. We charge all research and development expenses to operations as incurred.

In addition, as a result of our merger with CancerVax, we acquired in-process research and development (IPR&D) projects with an assigned value of $20.9 million in 2006. The fair value of the IPR&D projects was determined utilizing the income approach, assuming that the rights to the IPR&D projects will be sub-licensed to third parties in exchange for certain up-front, milestone and royalty payments, and the combined company will have no further involvement in the ongoing development and commercialization of the projects. Under the income approach, the expected future net cash flows from sub-licensing for each IPR&D project are estimated, risk-adjusted to reflect the risks inherent in the development process and discounted to their net present value. Significant factors considered in the calculation of the discount rate are the weighted-average cost of capital and return on assets. Management believes that the discount rate utilized is consistent with the projects' stage of development and the uncertainties in the estimates described above. Because the acquired IPR&D projects are in the early stages of the development cycle, the amount allocated to IPR&D were recorded as an expense immediately upon completion of the merger.

We expect to incur substantial additional research and development expenses that may increase from historical levels as we further develop our compounds into more advanced stages of clinical development and increase our preclinical efforts for our human antibodies and BiTE antibodies in cancer, anti-inflammatory and autoimmune diseases.

Our strategic collaborations and license agreements generally provide for our research, development and commercialization programs to be partly or wholly funded by our collaborators and provide us with the opportunity to receive additional payments if specified development or commercialization milestones are achieved, as well as royalty payments upon the successful commercialization of any products based upon our collaborations.

Under our collaboration agreement with Merck Serono, we received $22.0 million in up-front and milestone payments from Merck Serono to date not including reimbursements for costs and expenses incurred in connection with the development of adecatumumab. The agreement provides for potential future clinical development milestone payments of up to an additional $126.0 million. In a November 2006 amendment to the original agreement, we and Merck Serono agreed that Micromet would continue to conduct an ongoing phase 1 clinical trial testing the safety of adecatumumab in combination with docetaxel in patients with metastatic breast cancer. In October 2007, we and Merck Serono further amended the agreement and reallocated certain of our respective development responsibilities with respect to adecatumumab. As part of the revised responsibilities, Micromet now has all decision making authority and operational responsibility for the ongoing phase 1 clinical trial, as well as an additional clinical trial to be conducted by us. Merck Serono will continue to bear the development expenses associated with the collaboration in accordance with the agreed-upon budget.

Our collaboration agreement with MedImmune for MT103 provides for potential future milestone payments and royalty payments based on net sales of MT103. A second agreement with MedImmune for the development of new BiTE antibodies provides for potential future milestone payments and royalty payments based on future sales of the BiTE antibodies currently under development pursuant to that agreement. The potential milestone payments are subject to the successful completion of development and obtaining marketing approval for one or more indications in one or more national markets.

We intend to pursue additional collaborations to provide resources for further development of our product candidates and expect to continue to grant technology access licenses. However, we cannot forecast with any degree of certainty whether we will be able to enter into collaborative agreements, and if we do, on what terms we might do so.

We are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates. However, we expect our research and development costs associated with these product candidates to increase as we continue to develop new indications and advance these product candidates through preclinical and clinical trials.

Clinical development timelines, the likelihood of success and total costs vary widely. We anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct to each project on an ongoing basis in response to the scientific and clinical success of each product candidate as well as relevant commercial factors.

The costs and timing for developing and obtaining regulatory approvals of our product candidates vary significantly for each product candidate and are difficult to estimate. The expenditure of substantial resources will be required for the lengthy process of clinical development and obtaining regulatory approvals as well as to comply with applicable regulations. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase and, in turn, could have a material adverse effect on our results of operations.

Critical Accounting Policies and the Use of Estimates

Our financial statements are prepared in conformity with accounting principles generally accepted in the United States. Such statements require management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results could differ materially from those estimates. While our significant accounting policies are more fully described in Note 3 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K, we believe the critical accounting policies used in the preparation of our financial statements which require significant estimates and judgments are as follows:

Revenue Recognition

Our revenues generally consist of licensing fees, milestone payments, royalties and fees for research services earned from license agreements or from research and development collaboration agreements. We recognize revenue in accordance with the SEC's Staff Accounting Bulletin (SAB) No. 104, *Revenue Recognition*, upon the satisfaction of the following four criteria: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured.

We recognize revenue on up-front payments over the expected life of the development and collaboration agreement on a straight-line basis. Milestone payments are derived from the achievement of predetermined goals under the collaboration agreements. For milestones that are subject to contingencies, the related contingent revenue is not recognized until the milestone has been reached and customer acceptance has been obtained as necessary. Fees for research and development services performed under the agreements are generally stated at a yearly fixed fee per research scientist. We recognize revenue as the services are performed. Amounts received in advance of services performed are recorded as deferred revenue until earned.

We have received initial license fees and annual renewal fees upfront each year under license agreements. Revenue is recognized when the above noted criteria are satisfied unless we have further obligations associated with the license granted.

We are entitled to receive royalty payments on the sale of products under license and collaboration agreements. Royalties are based upon the volume of products sold and are recognized as revenue upon notification of sales from the customer. Through December 31, 2007, we have not received or recognized any royalty payments.

For arrangements that include multiple deliverables, we identify separate units of accounting based on the consensus reached on Emerging Issues Task Force Issue (EITF) No. 00-21, *Revenue Arrangements with Multiple Deliverables.* EITF No. 00-21 provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if certain criteria are met. The consideration for the arrangement is allocated to the separated units of accounting based on their relative fair values. Applicable revenue recognition criteria are considered separately for each unit of accounting. We recognize revenue on development and collaboration agreements, including upfront payments, where they are considered combined units of accounting, over the expected life of the development and collaboration agreement on a straight-line basis.

Purchase Price Allocation in Business Combinations

The allocation of purchase price for business combinations requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective values. In fiscal 2006, we completed our merger with CancerVax. See Note 4 in the Notes to Consolidated Financial Statements for a detailed discussion.

Goodwill

In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, we do not amortize goodwill. Instead, we review goodwill for impairment at least annually and whenever events or changes in circumstances indicate a reduction in the fair value of the reporting unit to which the goodwill has been assigned. Conditions that would necessitate a goodwill impairment assessment include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, or the presence of other indicators that would indicate a reduction in the fair value of the reporting unit to which the goodwill has been assigned. SFAS No. 142 prescribes a two-step process for impairment testing of goodwill. The first step of the impairment test is used to identify potential impairment by comparing the fair value of the reporting unit to which the goodwill has been assigned to its carrying amount, including the goodwill. Such a valuation requires significant estimates and assumptions including but not limited to: determining the timing and expected costs to complete in-process projects, projecting regulatory approvals, estimating future cash inflows from product sales and other sources, and developing appropriate discount rates and success probability rates by project. If the carrying value of the reporting unit exceeds the fair value, the second step of the impairment test is performed in order to measure the impairment loss. As a result of our merger with CancerVax, we recorded $6.9 million of goodwill. In the fourth quarter of 2007, we performed our annual goodwill impairment assessment for fiscal year 2007 in accordance with SFAS No. 142 and determined that the carrying amount of goodwill was recoverable. We cannot assure you that our future reviews of goodwill impairment will not result in a material charge.

Long-Lived and Intangible Assets

The evaluation for impairment of long-lived and intangible assets requires significant estimates and judgment by management. Subsequent to the initial recording of long-lived and intangible assets, we must test such assets for impairment. When we conduct our impairment tests, factors that are important in determining whether impairment might exist include assumptions regarding our underlying business and product candidates and other factors specific to each asset being evaluated. Any changes in key assumptions about our business and our prospects, or changes in market conditions or other external factors, could result in impairment. Such impairment charge, if any, could have a material adverse effect on our results of operations.

Stock-Based Compensation

On January 1, 2006, we adopted the provisions of SFAS No. 123(R) and SEC Staff Accounting Bulletin No. 107, Share-Based Payment, or SAB 107, requiring the measurement and recognition of all share-based compensation under the fair value method. Effective January 1, 2006, we began recognizing share-based compensation, under SFAS No. 123(R), for all awards granted after January 1, 2006, based on each award's grant date fair value. Prior to adopting the provisions of SFAS No. 123(R), we recorded estimated compensation expense for employee stock-based compensation under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), following the minimum value method. Under the guidance of SFAS 123, we estimated the value of stock options issued to employees using the Black-Scholes options pricing model with a near-zero volatility assumption (a "minimum value" model). The value was determined based on the stock price of our stock on the date of grant and was recognized to expense over the vesting period using the straight-line method. We implemented SFAS No. 123(R) using the modified prospective transition method. Under this transition method our financial statements and related information presented pertaining to periods prior to our adoption of SFAS No. 123(R) has not been adjusted to reflect fair value of the share-based compensation expense. Prior to January 1, 2006, there was no significant stock compensation expense recorded.

We estimate the fair value of each share-based award on the grant date using the Black-Scholes option-pricing model. To facilitate our adoption of SFAS No. 123(R), we applied the provisions of SAB 107 in developing our methodologies to estimate our Black-Scholes model inputs. Option valuation models, including Black-Scholes, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. The risk free rate of interest is based on the U.S. Treasury rates appropriate for the expected term of the award. Expected dividend yield is projected at 0% as we have not paid any dividends on our common stock since our inception and we do not anticipate paying dividends on our common stock in the foreseeable future. Expected volatility is based on our historical volatility and the historical volatilities of the common stock of comparable publicly traded companies. The expected term of at-the-money options granted is derived from the average midpoint between vesting and the contractual term, as described in SAB 107. The expected term for other options granted was determined by comparison to peer companies. SFAS No. 123(R) also requires that forfeitures be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The pre-vesting forfeiture rate for the year ended December 31, 2007 was based on historical forfeiture experience for similar levels of employees to whom the options were granted. As of December 31, 2007, total unrecognized compensation cost related to stock options was approximately $5.4 million and the weighted average period over which it is expected to be recognized is 2.4 years.

Common Stock Warrants Liability

In accordance with EITF 00-19, *"Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In, a Company's Own Stock"*, we classify warrants as liabilities when the potential for a net cash settlement to the holders of the warrants exists, even if remote. EITF 00-19 also requires that the warrants be revalued as derivative instruments at each reporting period end. We adjust the instruments to their current fair value using the Black-Scholes model formula at each reporting period end, with the change in value recorded in the statement of operations.

Recent Accounting Standards and Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also provides guidance relating to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not believe that the adoption of SFAS 157 will have a material impact on our results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*". Under SFAS No. 159, companies may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis. Any changes in fair value are to be recognized in earnings each reporting period. The election must be applied to individual instruments, is irrevocable for every instrument chosen to be measured at fair value, and must be applied to an entire instrument and not to portions of instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not believe that the adoption of SFAS 159 will have a material impact on our results of operations or financial condition.

In June 2007, the FASB also ratified EITF 07-3, "*Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities*" ("EITF 07-3"). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007, and we adopted it as of the beginning of fiscal 2008. We do not expect the adoption of EITF 07-3 to have a material effect on our consolidated results of operations or financial condition.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51* ("SFAS 160"). The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. We do not believe that the adoption of SFAS 160 will have a material impact on our results of operations or financial condition.

In December 2007, the FASB issued SFAS 141(R), "Business Combinations". The objective of SFAS 141(R) is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply SFAS 141(R) before that date. We intend to apply SFAS 141(R) in connection with future business combinations, if any.

In December, 2007, the FASB ratified *EITF 07-1, Accounting for Collaborative Arrangement, ("EITF 07-1").* EITF 07-1 requires participants in a collaborative arrangement to present the results of activities for which they act as the principal on a gross basis and to report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative or a reasonable, rational, and consistently applied accounting policy election. Significant disclosures of the collaborative agreements are also required. EITF 07-1 is effective for annual periods beginning after December 15, 2008 and to be applied retrospectively for collaborative arrangements existing at December 15, 2008 as a change of accounting principle. We do not expect this issue to have a material effect on our financial statements.

Results of Operations

Comparison of the Years Ended December 31, 2007 and December 31, 2006

Revenues. The following table summarizes our primary sources of revenue for the periods presented (in millions):

	For the Year Ended	
	December 31, 2007	December 31, 2006
Collaborative R&D revenue:		
Merck Serono	$ 4.1	$18.2
MedImmune	6.0	5.3
Nycomed	4.8	—
TRACON	2.2	—
Other	0.3	1.9
Total collaborative R&D revenue	17.4	25.4
License and other revenue	1.0	2.2
Total revenues	$18.4	$27.6

Collaborative research and development revenues from Merck Serono reflect Merck Serono's full cost responsibility for the adecatumumab program. Collaborative research and development revenues from MedImmune represent MedImmune's share of the costs of clinical development of MT103 and its full cost responsibility for the development of MT111 and the EphA2 BiTE antibody. Collaborative research, and development revenues from Nycomed reflect Nycomed's full cost responsibility for the MT203 program. Collaborative research and development revenues from TRACON reflect TRACON's full cost responsibility for the MT293 program.

The decrease for the year related to Merck Serono results from a $10.0 million milestone payment recognized during the fourth quarter of 2006 with no such milestone during 2007, and also from the result of amendments to our collaboration agreement with Merck Serono that had the effect of lengthening the time over which revenue is recognized for the phase 1 study of MT201 in combination with docetaxel for the treatment of metastatic breast cancer. The period was extended from June 2007 to June 2011. The increase in MedImmune revenue was due to increases in the work performed under our MT103 program of $1.8 million and from milestone revenues in our BiTE program recognized during 2007 of $0.3 million. These were substantially offset by a decrease of $1.6 million in MT103 milestone revenues that were recognized during 2006. The Nycomed collaboration commenced during 2007 and there was no corresponding revenue-generating activity during the prior year. The Nycomed revenue represents the reimbursement of our preclinical development activities, including reimbursement for full time equivalents as well as the portion of the up-front payment from Nycomed that is being recognized over a 20-year period. The TRACON revenue during 2007 represents the sale of clinical material, cell banks, and toxicology materials transferred under the terms of our agreement with TRACON, miscellaneous pass-through expenses and the portion of the up-front payment received from TRACON that is being recognized over a 15-year period. This collaboration also commenced during 2007, and there was no corresponding revenue-generating activity during 2006. Also contributing to the overall decrease in revenues was a settlement payment of $1.9 million received during 2006 from Cell Therapeutics, Inc. (CTI), the acquirer of Novuspharma S.p.A., with whom we previously had a research and development collaboration. The settlement payment was included in collaboration revenue because the amount would have been recorded as collaboration revenue had the original contract been fulfilled. License and other revenue decreased due to a milestone payment received during 2006 related to our single chain antibody technology.

Research and Development Expenses. Research and development expense consists of costs incurred to discover and develop product candidates. These expenses consist primarily of salaries and related expenses for personnel, outside service costs including production of clinical material, fees for services in the context of clinical trials, medicinal chemistry, consulting and sponsored research collaborations, and occupancy and depreciation charges. Process development expenses were mainly incurred for production of GMP-grade clinical trial material, as well as fermentation, purification and formulation development. Preclinical development expenses cover pharmacological *in vitro* and *in vivo* experiments as well as development of analytical testing procedures. We expense research and development costs as incurred.

Research and development expenses were $29.2 million and $28.3 million for the years ended December 31, 2007 and 2006, respectively. Increases in personnel expenses of $1.3 million and manufacturing and preclinical expenses of $0.7 million were partially offset by a decrease in share-based compensation expense of $1.0 million due to acceleration of vesting during 2006 in connection with the CancerVax merger.

In-Process Research and Development. As a result of our merger with CancerVax, we acquired IPR&D projects with an assigned value of $20.9 million. The fair value of the IPR&D projects was determined utilizing the income approach, assuming that the rights to the IPR&D projects will be sub-licensed to third parties in exchange for certain up-front, milestone and royalty payments, and the combined company will have no further involvement in the ongoing development and commercialization of the projects. Under the income approach, the expected future net cash flows from sub-licensing for each IPR&D project were estimated and risk-adjusted to reflect the risks inherent in the development process and discounted to their net present value. Significant factors considered in the calculation of the discount rate were the weighted-average cost of capital and return on assets. Management believes that the discount rate utilized is consistent with the projects' stage of development and the uncertainties in the estimates described above. Because the acquired IPR&D projects are in the early stages of the development cycle, the amount allocated to IPR&D were recorded as an expense immediately upon completion of the merger.

General and Administrative Expenses. General and administrative expense consists primarily of salaries and other related costs for personnel in executive, finance, accounting, legal, information technology, corporate communications and human resource functions. Other costs include facility costs not otherwise included in research and development expense, insurance, and professional fees for legal and audit services.

General and administrative expenses were $14.4 million and $12.0 million for the years ended December 31, 2007 and 2006, respectively. The increase results from higher personnel, severance, and travel costs of $1.8 million due to the full year of having the public company infrastructure. In addition, investor relations costs increased by $0.2 million resulting from the higher costs of being a public company. Facility charges increased by $1.3 million due to an adjustment to our lease exit liability related to the former CancerVax headquarters. Partially offsetting these increases was a decrease in share-based compensation expense of $0.9 million due to acceleration of vesting during 2006 in connection with the CancerVax merger.

Interest Expense. Interest expense for the years ended December 31, 2007 and 2006 was $0.5 million and $1.7 million, respectively. The decrease was due to the repayment of a $16.7 million bank loan in the third quarter of 2006, from the conversion of convertible notes during 2006, and from the repayment of silent partnership debt during 2006 and 2007.

Change in Fair Value of Common Stock Warrants Liability. Under the terms of the warrants issued in connection with a private placement that closed in June 2007, if a "Fundamental Transaction" (as defined in the warrant) occurs, we (or any successor entity) are obligated to purchase any unexercised warrants from the holder for cash in an amount equal to its value computed using the Black-Scholes option-pricing model with prescribed guidelines. As a consequence of these provisions, the warrants are classified as a liability on our balance sheet. The income of $1.8 million recorded during 2007 represents the change in fair value of the warrants as of December 31, 2007 as compared to the value on June 22, 2007, the date of issuance.

Other Income (Expense). Other income (expense) includes foreign currency transaction gains (losses) and miscellaneous other items. Other income (expense) for the year ended December 31, 2007 was $2.9 million compared to $0.6 million for the year ended December 31, 2006. The increase results from a release of $1.5 million of recorded obligations to an unrelated party in exchange for the return of ex-U.S. rights to technology which we no longer intended to pursue. In addition, we received a refund of withholding taxes of $1.1 million from the German tax authorities. Exchange gains of $0.3 million were recorded during 2007.

Liquidity and Capital Resources

We had cash and cash equivalents of $27.1 million and $24.3 million as of December 31, 2007 and 2006, respectively. The increase in 2007 results from the private placement financing in June 2007, which yielded net proceeds to us of $23.5 million, as well as the upfront license fee of approximately $6.7 million received from Nycomed, and the upfront license fee of $1.5 million received from TRACON, less repayments of short and long-term debt of $5.6 million and decreases in other collaboration revenues, and increases in general operating expenses, as described above.

Net cash used in operating activities was $14.3 million for the year ended December 31, 2007 compared to $15.4 million used in operating activities for the year ended December 31, 2006. The overall increase in operating cash flows was due to up front license fees received from Nycomed of $6.7 million and from upfront license fees of $1.5 million received from TRACON offset by lower revenues of $9.2 million earned in 2007 compared to 2006 when we had received a $10.0 million milestone payment from Merck Serono. There were also increases in accounts receivable related to our license agreements with Nycomed, TRACON and MedImmune, and a decrease in accounts payable due to the payment of withholding taxes and accrued clinical expenses.

Net cash used in investing activities was $1.2 million for the year ended December 31, 2007, compared to $37.1 million provided by investing activities for the year ended December 31, 2006. The decrease is due to the receipt during 2006 of $37.4 million of cash, net of costs paid, acquired in connection with our merger with CancerVax.

Net cash provided by financing activities was $17.8 million for the year ended December 31, 2007, compared to $10.1 million used in financing activities for the year ended December 31, 2006. Most of the increase was due to the June 2007 private placement of common stock and warrants which resulted in net proceeds of approximately $23.5 million. We also repaid approximately $4.3 million in silent partnership debt as a consequence of the private placement as compared to repayments during 2006 of $16.7 million to Silicon Valley Bank and $4.4 million to silent partnerships.

To date, we have funded our operations through proceeds from private placements of preferred stock, government grants for research, research-contribution revenues from our collaborations with pharmaceutical companies, licensing and milestone payments related to our product candidate partnering activities, debt financing and by accessing the capital resources of CancerVax through the merger and through subsequent private placements of common stock and associated warrants.

We expect that operating losses and negative cash flows from operations will continue for at least the next several years and we will need to raise additional funds to meet future working capital and capital expenditure needs. We may wish to raise substantial funds through the sale of our common stock or raise additional funds through debt financing or through additional strategic collaboration agreements. We do not know whether additional financing will be available when needed, or whether it will be available on favorable terms, or at all. Based on our capital resources as of the date of this report, we believe that we have adequate resources to fund our operations into the second quarter of 2009, without considering any potential future milestone payments, that we may receive under current or future collaborations, any future capital raising transactions or any drawdowns from our CEFF with Kingsbridge Capital Limited. If we are unable to raise additional funds when needed, we may not be able to continue development of our product candidates or we could be required to delay, scale back or eliminate some or all of our development programs and other operations. If we were to raise additional funds through the issuance of common stock, substantial dilution to our existing stockholders would likely result. If we were to raise additional funds through additional debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business. Having insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. If we raise funds through corporate collaborations or licensing arrangements, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. Failure to obtain adequate financing may adversely affect our operating results or our ability to operate as a going concern.

Our future capital uses and requirements depend on numerous forward-looking factors and involves risks and uncertainties. Actual results could vary as a result of a number of factors, including the factors discussed in "Risk Factors" herein. In light of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials. Our future funding requirements will depend on many factors, including:

- the number, scope, rate of progress, results and costs of our preclinical studies, clinical trials and other research and development activities;
- the terms and timing of any distribution, corporate collaborations that we may establish, and the success of these collaborations;
- the cost, timing and outcomes of regulatory approvals;
- the number and characteristics of product candidates that we pursue;
- the cost and timing of establishing manufacturing, marketing and sales, and distribution capabilities;
- the cost of establishing clinical and commercial supplies of our product candidates;
- the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and
- the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

We are parties to three irrevocable standby letters of credit in connection with building leases entered into by CancerVax and our current building leases in Munich, Germany and Bethesda, Maryland. As of December 31, 2007, we had $3.2 million of cash and certificates of deposit relating to these letters of credit that are considered restricted cash, all of which is recorded as a non-current asset.

Contractual Obligations

We have contractual obligations, some of which were assumed in our merger with CancerVax, related to our facility lease, research agreements and financing agreements. The following table sets forth our significant contractual obligations as of December 31, 2007 (in thousands):

		Payment Due by Period			
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating leases	$23,061	$5,113	$10,171	$7,777	$—
Long-term debt — MedImmune	2,254	—	2,254	—	—
Silent partnership obligations	2,401	2,401	—	—	—
Contractual payments under licensing and research and development agreements	367	130	87	60	90
Capital leases	237	183	42	12	—
	$28,320	$7,827	$12,554	$7,849	$90

We are a party to technology transfer, licensing and research and development agreements with various universities, research organizations and other third parties under which we have received licenses to certain intellectual property, scientific know-how and technology. In consideration for the licenses received, we are required to pay license and research support fees, milestone payments upon the achievement of certain success-based objectives and/or royalties on future sales of commercialized products, if any. We may also be required to pay minimum annual royalties and the costs associated with the prosecution and maintenance of the patents covering the licensed technology.

Cautionary Note Regarding Forward-Looking Statements

Any statements in this report about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Such forward-looking statements include statements regarding the effects of the merger between CancerVax and Micromet AG, the efficacy, safety and intended utilization of our product candidates, the conduct and results of future clinical trials, plans regarding regulatory filings, future research and clinical trials and plans regarding partnering activities, and our goal of monitoring our internal controls for financial reporting and making modifications as necessary. You can identify these forward-looking statements by the use of words or phrases such as "believe," "may," "could," "will," "possible," "can," "estimate," "continue," "ongoing," "consider," "anticipate," "intend," "seek," "plan," "project," "expect," "deem," "should," or "would," or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Among the factors that could cause actual results to differ materially from those indicated in the forward-looking statements are risks and uncertainties inherent in our business including, without limitation, statements about the progress, timing, or success of our clinical trials; difficulties or delays in development, testing, obtaining regulatory approval for producing and marketing our products; regulatory developments in the United States and foreign countries; unexpected adverse side effects or inadequate therapeutic efficacy of our products that could delay or prevent product development or commercialization, or that could result in recalls or product liability claims; our ability to attract and retain key scientific, management or commercial personnel; the loss of key scientific, management or commercial personnel; the size and growth potential of the potential markets for our product candidates and our ability to serve those markets; the scope and validity of patent protection for our product candidates; our ability to attract corporate collaborators with development, regulatory and commercialization expertise; competition from other pharmaceutical or biotechnology companies; our ability to obtain additional financing to support our operations; successful administration of our business and financial reporting capabilities, including the successful remediation of material weaknesses in our internal control over financial reporting and other risks detailed in this report, including those above in Item 1A, "Risk Factors."

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rates

Our financial instruments consist primarily of cash and cash equivalents. These financial instruments, principally comprised of corporate obligations and U.S. and foreign government obligations, are subject to interest rate risk and will decline in value if interest rates increase. Because of the relatively short maturities of our investments, we do not expect interest rate fluctuations to materially affect the aggregate value of our financial instruments. We do not have derivative financial instruments in our investment portfolio.

Exchange Rates

A significant majority of our cash and cash equivalents are currently denominated in U.S. dollars, as are a significant amount of the potential milestone payments and royalty payments under our collaboration agreements. However, a significant portion of our operating expenses, including our research and development expenses, are incurred in Europe pursuant to arrangements that are generally denominated in Euros.

As a result, our financial results and capital resources may be affected by changes in the U.S. dollar/Euro exchange rate. As of December 31, 2007, we had U.S. dollar-denominated cash and cash equivalents of $22.4 million and Euro-denominated liabilities of approximately €14.4 million. The Euro amount as of December 31, 2007 is equivalent to approximately $21.2 million, using the exchange rate as of that date. A decrease in the value of the U.S. dollar relative to the Euro would result in an increase in our reported operating expenses due to the translation of the Euro-denominated expenses into U.S. dollars, and such changes would negatively impact the length of time that our existing capital resources would be sufficient to finance our operations. We have not engaged in foreign currency hedging transactions to manage this exchange rate exposure.

Item 8. *Financial Statements and Supplementary Data*

See the list of financial statements filed with this report under Item 15 below.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosures*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer (our principal executive officer) and our Executive Director of Finance (our principal financial officer), as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and we apply judgment in evaluating the cost-benefit relationship of possible controls and procedures. In addition, the design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a control system, misstatements due to error or fraud may occur and not be detected.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act), as of December 31, 2007, the end of the period covered by this report. Based on their evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of the evaluation date.

During this evaluation, we noted that we did not maintain effective controls over the accrual of research and development expenses. In addition, we noted a lack of accounting and finance personnel who were sufficiently trained to ensure that all transactions are accounted for in accordance with U.S. generally accepted accounting principles.

Notwithstanding the deficiencies cited above that existed as of December 31, 2007, there have been no changes to reported financial results as a result of these identified material weaknesses, and our management believes that (i) this Annual Report on Form 10-K does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading with respect to the periods covered by this report and (ii) the financial statements, and other financial information included in this report, fairly present in all material respects our financial condition, results of operations and cash flows as of, and for, the dates and periods presented in this report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting as defined in Rules 13a — 15(f) and 15d — 15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect all misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

We have completed our evaluation and testing of our internal control over financial reporting as required by Section 404 of Sarbanes-Oxley and Item 308(a) of Regulation S-K (Internal Control Report). Our management assessed the effectiveness of our internal control over financial reporting for the year ended December 31, 2007. In making this assessment, we used the criteria set forth in Internal Control-Integrated Framework issued by the COSO.

Based on our assessment of internal controls over financial reporting, our management has concluded that, as of December 31, 2007, our internal control over financial reporting was not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The evaluation was based on the following material weaknesses which were identified:

- *Inadequate Procedures Around Research and Development Accruals.* As a result of deficiencies identified in the operation of our transaction level controls designed to ensure the accuracy of our accrued expenses for our research and development expenses, we have determined that controls over such process were not effective. Given the significance of research and development costs and related accrued expenses to our consolidated financial statements, and the magnitude of the potential misstatement of expenses arising from the deficiencies, we have concluded that we continue to have a material weakness in our internal controls over the proper accrual of research and development expenses as of December 31, 2007.

- *Insufficient resources.* We have insufficient accounting and finance personnel with the knowledge and experience required to properly apply and evaluate the accounting for new, significant and/or infrequent transactions and to ensure an appropriate level of review of financial statement accounts, increasing the risk of a financial statement misstatement. As a result, errors were identified by our independent registered public accounting firm that required adjustments to our consolidated financial statements impacting goodwill, accrued expenses, non-current liabilities and general and administrative expenses, subsequent to our financial statement review process but prior to filing of our Form 10-K. Accordingly, we have concluded that our controls over our financial statement closing and reporting process are not effective, and represent a material weakness.

Ernst & Young AG WPG has audited and reported on our consolidated financial statements and the effectiveness of our internal control over financial reporting. The report of our independent registered public accounting firm are contained in this annual report.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
Micromet Inc.

We have audited Micromet Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Micromet Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment:

- Management has identified a material weakness in transaction level controls over the Company's process for determining accruals for research and development expenses.
- Management has identified a material weakness due to insufficient accounting and finance personnel with the knowledge and experience required to properly apply and evaluate the accounting for new, significant and/or infrequent transactions and to ensure an appropriate level of review of financial statement accounts, increasing the risk of a financial statement misstatement.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 financial statements, and this report does not affect our report dated March 13, 2008 on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Micromet Inc. has not maintained effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

/s/ Ernst & Young AG WPG

Munich, Germany
March 13, 2008

Management's Remediation Plan for 2008

Based on our findings that our disclosure controls and procedures were not effective and that we had two material weaknesses in internal controls over financial reporting, we have been and continue to be engaged in efforts to improve our internal controls and procedures and we expect that these efforts in 2008 will address the weaknesses.

During 2007, we have taken a number of steps to strengthen our internal control over our financial reporting. However, material weaknesses in our internal control over financial reporting process continue to exist. We intend to take the remaining actions required to remediate our existing weaknesses as part of our ongoing efforts to upgrade our control environment. As discussed below, we have been and continue to be engaged in efforts to improve our internal control over financial reporting. Measures we have taken or are taking to remediate our identified material weaknesses include:

- Hire a Chief Financial Officer with significant SEC reporting experience;
- Supplement and train our accounting staff to improve the breadth and depth of experience;
- Evaluate and implement additional procedures over the accrual process for our research and development expenses, including the performance of fluctuation analyses and comparison of actual expenses to budgeted amounts for each research and development program to identify unusual or unexpected results; and
- Implement a regular review of the consolidated financial statements focusing on the identification and evaluation of new, significant or unusual contracts, arrangements or transactions during the period and include an assessment of the important provisions of the arrangements for appropriateness of their accounting treatment and any necessary consultation with relevant specialists.

We have communicated to the Audit Committee the material weaknesses identified in our internal control over financial reporting. Management, with the oversight of the Audit Committee, is committed to effective remediation of known material weakness and other control deficiencies as quickly as possible.

Changes in Internal Control over Financial Reporting

Our principal executive officer and principal financial officer also evaluated whether any change in our internal control over financial reporting, as such term is defined under Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act, occurred during our most recent fiscal quarter covered by this report that has materially affected, or is likely to materially affect, our internal control over financial reporting. Except for the ongoing progress related to the remediation measures discussed above, there were no changes in our internal control over financial reporting during the quarter ended December 31, 2007 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item will be contained in our definitive proxy statement to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of our Stockholders (the "Proxy Statement"), which is expected to be filed not later than 120 days after the end of our fiscal year ended December 31, 2007, and is incorporated in this report by reference.

Item 11. *Executive Compensation*

The information required by this item will be set forth in the Proxy Statement and is incorporated in this report by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The information required by this item will be set forth in the Proxy Statement and is incorporated in this report by reference.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information required by this item will be set forth in the Proxy Statement and is incorporated in this report by reference.

Item 14. *Principal Accountant Fees and Services*

The information required by this item will be set forth in the Proxy Statement and is incorporated in this report by reference.

PART IV

Item 15. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

Exhibit Number	Description
3.1(2)	Amended and Restated Certificate of Incorporation of the Registrant
3.2(10)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Registrant
3.3(4)	Certificate of Designations for Series A Junior Participating Preferred Stock of the Registrant
3.4(21)	Amended and Restated Bylaws effective October 3, 2007
4.1	Form of Specimen Common Stock Certificate
4.2(1)	Warrant to Purchase Vendor Preferred Stock, Series 2, issued to Venture Lending & Leasing III, LLC, dated September 6, 2002
4.3(4)	Rights Agreement, by and between the Registrant and Mellon Investor Services LLC, which includes the form of Certificate of Designations of the Series A Junior Participating Preferred Stock of the Registrant as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C, dated as of November 3, 2004
4.4(17)	First Amendment to Rights Agreement, by and between the Registrant and Mellon Investor Services LLC, dated as of March 17, 2006
4.5(16)	Second Amended and Restated Note, in favor of MedImmune Ventures, Inc., dated as of December 27, 2006
4.6(13)	Common Stock Purchase Agreement, by and between the Registrant and Kingsbridge Capital Limited, dated as of August 30, 2006
4.7(13)	Registration Rights Agreement, by and between the Registrant and Kingsbridge Capital Limited, dated as of August 30, 2006
4.8(13)	Warrant to purchase 285,000 shares of Common Stock, issued to Kingsbridge Capital Limited, dated August 30, 2006
4.9(17)	Form of Warrant to Purchase Common Stock, dated May 5, 2006
4.10(11)	Securities Purchase Agreement, by and among the Registrant and funds affiliated with NGN Capital LLC, dated as of July 21, 2006
4.11(11)	Form of Warrants to purchase an aggregate of 555,556 shares of Common Stock, in favor of funds affiliated with NGN Capital, LLC, dated July 24, 2006
4.12(19)	Securities Purchase Agreement by and among the Company and the Investors listed therein, dated June 19, 2007
4.13(19)	Registration Rights Agreement by and among the Company and the Investors listed therein, dated June 19, 2007
4.14(19)	Warrant to Purchase Common Stock, dated June 19, 2007

Exhibit Number	Description
4.15(19)	Alternate Warrant to Purchase Common Stock, dated June 19, 2007
4.16(17)(&)	Silent Partnership Participation Agreement (Beteiligungsvertrag) with tbg Technologie Beteiligungsgesellschaft mbH, dated March 2, 1999
4.17(17)(&)	Silent Partnership Participation Agreement (Beteiligungsvertrag) with tbg Technologie Beteiligungsgesellschaft mbH, dated March 2, 1999
4.18(17)(&)	Amendment to Silent Partnership Participation Agreements with tbg Technologie Beteiligungsgesellschaft mbH, dated February 6, 2006
10.1(17)(@)	Lease Agreement between Micromet AG and GEK Grundstücksverwaltungsgesellschaft mbH & Co. Objekt Eins KG, dated December 10, 2002, as amended
10.2(1)	Standard Industrial/Commercial Single-Tenant Lease-Net, by and between the Registrant and Blackmore Airport Centre, dated August 31, 2001
10.3(9)	Sublease Agreement, by and between the Registrant and Genoptix, Inc., dated as of April 26, 2006
10.4(1)	Lease, by and between Spieker Properties, L.P. and John Wayne Cancer Institute, made as of July 22, 1999
10.5(1)	Agreement of Lease Assignment, by and between the Registrant and John Wayne Cancer Institute, dated as of August 4, 2000
10.6(1)	First Amendment to Lease, by and between the Registrant (as successor in interest to John Wayne Cancer Institute) and EOP -- Marina Business Center, L.L.C. (as successor in interest to Spieker Properties, L.P.), entered into as of October 1, 2001
10.7(1)	Second Amendment to Lease, by and between the Registrant and EOP — Marina Business Center, L.L.C., entered into as of September 4, 2002
10.8(6)	Third Amendment to Lease, by and between the Registrant and CA-Marina Business Center Limited Partnership, entered into as of November 14, 2003
10.9(7)	Fourth Amendment to Lease, by and between the Registrant and Marina Business Center, LLC, entered into as of January 18, 2005
10.10(10)	Fifth Amendment to Lease, by and among the Registrant, Marina Business Center, LLC, and American Bioscience, Inc., dated as of April 18, 2006
10.11(8)	Assignment and Assumption of Lease, by and between the Registrant and American Bioscience, Inc., effective as of May 1, 2006
10.12(14)(#)	Compensation Arrangement with David F. Hale
10.13(15)(#)	Executive Employment Agreement, by and between the Registrant and Christian Itin, dated June 2, 2006
10.14(15)(#)	Executive Employment Agreement, by and between the Registrant and Matthias Alder, dated July 1, 2006
10.15(17)(#)	Executive Employment Agreement, by and between the Registrant and Carsten Reinhardt, dated June 2, 2006
10.16(17)(#)	Executive Employment Agreement, by and between the Registrant and Jens Hennecke, dated June 2, 2006
10.17(17)(#)	Executive Employment Agreement, by and between the Registrant and Patrick Baeuerle, dated June 2, 2006
10.18(22)(#)	Executive Employment Agreement, by and between the Registrant and Mark Reisenauer, dated August 16, 2007
10.19(#)	Separation Agreement with Christopher Schnittker, dated December 10, 2007
10.20(17)(#)	2007 Management Incentive Compensation Plan
10.21(17)(#)	Non-Employee Director Compensation Policy
10.22(1)(#)	Third Amended and Restated 2000 Stock Incentive Plan
10.23(1)(#)	2003 Employee Stock Purchase Plan
10.24(5)(#)	Amended and Restated 2003 Equity Incentive Award Plan

Exhibit Number	Description
10.25(17)(#)	2006 Equity Incentive Award Plan
10.26(1)(#)	Form of Indemnification Agreement entered into by the Registrant with its directors and executive officers
10.27(17)(%)	Collaboration and License Agreement, by and between Micromet AG and Ares Trading S.A., dated as of December 3, 2004, as amended on November 30, 2006
10.28(17)(%)	Research and License Agreement, by and between Micromet AG and Biovation Limited, dated August 14, 2001, as amended on September 26, 2002 and June 16, 2004
10.29(17)(%)	Research Cross-License Agreement by and among Micromet AG, Enzon Pharmaceuticals, Inc. and Cambridge Antibody Technology Limited, dated September 3, 2003, as amended on March 17, 2005
10.30(17)(%)	Non-Exclusive Product License Agreement for MT201, by and between Micromet AG and Cambridge Antibody Technology Limited, dated September 3, 2003, as amended on March 17, 2005
10.31(17)(%)	Non-Exclusive Product License Agreement for MT203, by and between Micromet AG and Cambridge Antibody Technology Limited, dated September 3, 2003, as amended on March 17, 2005
10.32(17)(%)	Amended and Restated Cross-License Agreement, by and between Micromet AG and Enzon Pharmaceuticals, Inc., dated June 28, 2004, as amended on March 17, 2005
10.33(17)(%)	GM-CSF License Agreement, by and between Micromet AG and Enzon Pharmaceuticals, Inc., dated November 21, 2005
10.34(17)(%)	BiTE Research Collaboration Agreement, by and between Micromet AG and MedImmune, Inc., dated June 6, 2003
10.35(17)(%)	Collaboration and License Agreement, by and between Micromet AG and MedImmune, Inc., dated June 6, 2003
10.36(3)(%)	Amended and Restated Collaboration Agreement, by and between Cell-Matrix, Inc., a wholly owned subsidiary of the Registrant, and Applied Molecular Evolution, dated as of October 15, 2004
10.37(12)(%)	First Amendment to Amended and Restated Collaboration Agreement, by and between Cell-Matrix, Inc., a wholly-owned subsidiary of the Registrant, and Applied Molecular Evolution, dated as of June 10, 2006
10.38(1)(%)	License Agreement, by and between the University of Southern California and Bio-Management, Inc., dated September 19, 1999
10.39(17)(%)	First Amendment to License Agreement, by and between the University of Southern California and Cell-Matrix, Inc., dated as of February 23, 2007
10.40(18)(%)	License Agreement dated March 14, 2007 by and between Cell-Matrix, Inc. and TRACON Pharmaceuticals, Inc.
10.41(+)	Second Amendment to the Collaboration and License Agreement dated October 19, 2007 by and between Micromet AG and Merck Serono International SA
10.42(20)(+)	Collaboration and License Agreement, dated May 24, 2007, by and between Micromet AG and Altana Pharma AG, a wholly-owned subsidiary of Nycomed A/S
10.43(18)	Amendment No. 1 to Sublease Agreement dated April 24, 2007 by and between Micromet, Inc. and Genoptix, Inc.
10.44(20)	Office Building Lease Agreement dated April 1, 2007 between Micromet, Inc. and Second Rock Spring Park Limited Partnership
10.45(20)(&)	Sublease Agreement, dated June 15, 2007, by and between Micromet AG and Roche Diagnostics GmBH
11.1	Computation of Per Share Earnings (included in the notes to the audited financial statements contained in this report)
21.1	List of Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit Number	Description
24.1	Powers of Attorney (included on signature page)
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934
32(*)	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 24, 2003

(2) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2003

(3) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 21, 2004

(4) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2004

(5) Incorporated by reference to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 17, 2004

(6) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 29, 2004

(7) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 20, 2005

(8) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 20, 2006

(9) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 1, 2006

(10) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2006

(11) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2006

(12) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2006

(13) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2006

(14) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 6, 2006

(15) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2006

(16) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2007

(17) Incorporated by reference to the Registrant's Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2007

(18) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007

(19) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2007

(20) Incorporated by reference to the Registrant's Current Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2007

(21) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2007

(22) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007

& Indicates that the exhibit is an English translation of a foreign language document

@ Indicates that the exhibit is an English summary of a foreign language document

# Indicates management contract or compensatory plan

% The Registrant has been granted confidential treatment with respect to certain portions of this exhibit (indicated by asterisks), which have been filed separately with the Securities and Exchange Commission

+ Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and have been separately filed with the Securities and Exchange Commission

* These certifications are being furnished solely to accompany this annual report pursuant to 18 U.S.C. Section 1350, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934 and are not to be incorporated by reference into any filing of the Registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMET, INC.

By: /s/ CHRISTIAN ITIN
Christian Itin
President and Chief Executive Officer
(Principal Executive Officer)

By: /s/ DONALD A. ZELM
Donald A. Zelm
Executive Director of Finance
Acting Chief Financial Officer
(Principal Financial Officer)

Dated: March 14, 2008

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Matthias Alder, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ CHRISTIAN ITIN Christian Itin	President, Chief Executive Officer and Director *(Principal Executive Officer)*	March 14, 2008
/s/ DONALD A. ZELM Donald A. Zelm	Executive Director of Finance Acting Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 14, 2008
/s/ DAVID F. HALE David F. Hale	Director *Chairman of the Board of Directors*	March 14, 2008
/s/ JERRY C. BENJAMIN Jerry C. Benjamin	Director	March 14, 2008
/s/ JOHN E. BERRIMAN John E. Berriman	Director	March 14, 2008

Name	Title	Date
/s/ MICHAEL G. CARTER Michael G. Carter	Director	March 14, 2008
/s/ PETER JOHANN Peter Johann	Director	March 14, 2008
/s/ BARCLAY A. PHILLIPS Barclay A. Phillips	Director	March 14, 2008
/s/ JOSEPH P. SLATTERY Joseph P. Slattery	Director	March 14, 2008
/s/ OTELLO STAMPACCHIA Otello Stampacchia	Director	March 14, 2008

MICROMET, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Micromet, Inc.

We have audited the accompanying consolidated balance sheets of Micromet, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Micromet, Inc. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Micromet, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2008 expressed an adverse opinion thereon.

/s/ Ernst & Young AG WPG

Munich, Germany
March 13, 2008

MICROMET, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(In thousands, except par value)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 27,066	$ 24,301
Accounts receivable	4,689	2,319
Prepaid expenses and other current assets	2,579	2,048
Total current assets	34,334	28,668
Property and equipment, net	4,390	3,357
Loans to employees	—	78
Goodwill	6,462	6,917
Patents, net	7,680	8,850
Other long-term assets	196	243
Restricted cash	3,190	3,059
Total assets	$ 56,252	$ 51,172
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,334	$ 1,680
Accrued expenses	4,765	10,153
Common stock warrants liability	5,219	—
Other liabilities	520	366
Short-term note	—	1,320
Current portion of long-term debt obligations	2,401	599
Current portion of deferred revenue	3,360	2,972
Total current liabilities	18,599	17,090
Deferred revenue, net of current portion	8,366	195
Other non-current liabilities	2,055	1,961
Long-term debt obligations, net of current portion	2,254	7,408
Stockholders' equity:		
Preferred stock, $0.00004 par value; 10,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.00004 par value; 150,000 shares authorized; 40,778 and 31,419 shares issued and outstanding at December 31, 2007 and December 31, 2006, respectively	2	1
Additional paid-in capital	184,014	163,482
Stock subscription receivables	—	(27)
Accumulated other comprehensive income	5,895	5,869
Accumulated deficit	(164,933)	(144,807)
Total stockholders' equity	24,978	24,518
Total liabilities and stockholders' equity	$ 56,252	$ 51,172

The accompanying notes are an integral part of these financial statements.

MICROMET, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2007	2006
	(In thousands, except per share amounts)	
Revenues:		
Collaboration agreements	$ 17,366	$ 25,449
License fees and other	1,018	2,134
Total revenues	18,384	27,583
Operating expenses:		
Research and development	29,191	28,252
In-process research and development	—	20,890
General and administrative	14,430	12,012
Total operating expenses	43,621	61,154
Loss from operations	(25,237)	(33,571)
Other income (expense):		
Interest expense	(509)	(1,725)
Interest income	938	743
Change in fair value of common stock warrants liability	1,750	—
Other income (expense), net	2,932	561
Net loss	$(20,126)	$(33,992)
Basic and diluted net loss per common share	$ (0.55)	$ (1.29)
Weighted average shares used to compute basic and diluted net loss per share	36,362	26,366

The accompanying notes are an integral part of these financial statements

MICROMET, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock		Additional Paid-in Capital	Stock Subscription from Conversion	Stock Subscription Receivables	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount						
					(In thousands)			
Balance at January 1, 2006	17,915	$ 1	$ 67,181	$ 23,108	$(242)	$6,234	$(110,815)	$(14,533)
Payments received for stock subscription receivable	—	—	—	—	215	—	—	215
Issuance of shares in connection with conversion of convertible notes	1,847	—	36,572	(23,108)	—	—	—	13,464
Investor capital contribution per investor agreement	—	—	4,796	—	—	—	—	4,796
Issuance of shares in connection with merger with CancerVax Corporation	9,381	—	41,740	—	—	—	—	41,740
Issuance of shares in connection with private placement, net of offering costs of $714	2,222	—	7,286	—	—	—	—	7,286
Exercise of stock options	18	—	84	—	—	—	—	84
Issuance of shares in connection with employee severance payment from merger with CancerVax	22	—	145	—	—	—	—	145
Issuance of shares in connection with compensation for board of director fees	14	—	72	—	—	—	—	72
Stock based compensation expense	—	—	5,606	—	—	—	—	5,606
Comprehensive loss:								
Net loss	—	—	—	—	—	—	(33,992)	(33,992)
Foreign currency translation adjustment	—	—	—	—	—	(403)	—	(403)
Realized gain on short-term investments	—	—	—	—	—	38	—	38
Total comprehensive loss	—	—	—	—	—	—	—	(34,357)
Balance at December 31, 2006	31,419	$ 1	$163,482	$ —	$ (27)	$5,869	$(144,807)	$ 24,518
Payments received for stock subscription receivable	—	—	—	—	27	—	—	27
Issuance of shares in connection with private placement, net of offering costs of $1,895	9,217	1	16,504	—	—	—	—	16,505
Exercise of stock options	54	—	90	—	—	—	—	90
Issuance of shares in connection with employee severance payment	83	—	250	—	—	—	—	250
Issuance of shares in connection with compensation for board of director fees	5	—	14	—	—	—	—	14
Stock based compensation expense	—	—	3,674	—	—	—	—	3,674
Comprehensive loss:								
Net loss	—	—	—	—	—		(20,126)	(20,126)
Foreign currency translation adjustment	—	—	—	—	—	26		26
Total comprehensive loss	—	—	—	—	—	—	—	(20,100)
Balance at December 31, 2007	40,778	$ 2	$184,014	$ —	$ —	$5,895	$(164,933)	$ 24,978

The accompanying notes are an integral part of these financial statements.

MICROMET, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2007	2006
	(In thousands)	
Cash flows from operating activities:		
Net loss	$(20,126)	$(33,992)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	3,192	3,068
In-process research and development	—	20,890
Non-cash interest on long-term obligations	564	517
Net gain on debt restructuring	(270)	(842)
Change in fair value of common stock warrants liability	(1,750)	—
Stock-based compensation expense	3,688	5,678
Net loss on disposal of property and equipment	1	15
Changes in operating assets and liabilities:		
Accounts receivable	(2,136)	506
Prepaid expenses and other current assets	(149)	(617)
Accounts payable, accrued expenses and other liabilities	(4,938)	(7,154)
Deferred revenue	7,651	(3,423)
Net cash used in operating activities	(14,273)	(15,354)
Cash flows from investing activities:		
Proceeds from disposals of property and equipment	—	135
Proceeds for loans to related parties	67	226
Purchases of property and equipment	(1,265)	(618)
Restricted cash used as collateral	(48)	(70)
Cash acquired in connection with merger, net of costs paid	—	37,401
Net cash (used in) provided by investing activities	(1,246)	37,074
Cash flows from financing activities:		
Proceeds from issuance of common stock and common stock warrants,net of costs paid	23,474	7,286
Proceeds from capital contributions from stockholders	—	4,796
Proceeds from exercise of stock options	90	84
Proceeds from stock subscription receivable	27	215
Principal payments on long-term debt obligations	(4,277)	(21,129)
Principal payments on short-term notes payable	(1,313)	(1,290)
Principal payments on capital lease obligations	(156)	(66)
Net cash provided by (used in) financing activities	17,845	(10,104)
Effect of exchange rate changes on cash and cash equivalents	439	1,271
Net increase in cash and cash equivalents	2,765	12,887
Cash and cash equivalents at beginning of period	24,301	11,414
Cash and cash equivalents at end of period	$ 27,066	$ 24,301
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 2,160	$ 2,302
Supplemental disclosure of non-cash investing and financing activities:		
Fair value of warrants granted in 2007 private placement	$ 6,969	$ —
Issuance of warrants in connection with equity tranaction	$ —	$ 1,918
Issuance of shares in lieu of cash compensation	$ 264	$ —
Acquisitions of equipment purchased through capital leases	$ 294	$ 64
Conversion of convertible notes payable	$ —	$ 13,464

The accompanying notes are an integral part of these financial statements.

Note 1. Business Overview

We are a biopharmaceutical company developing novel, proprietary antibodies for the treatment of cancer, inflammation and autoimmune diseases. Three of our antibodies are currently in clinical trials, while the remainder of our product pipeline is in preclinical development. To date, we have incurred significant research and development expenses and have not achieved any product revenues from sales of our product candidates.

Note 2. Basis of Presentation

On May 5, 2006, CancerVax Corporation completed a merger with Micromet AG, a privately-held German company. Following its merger with CancerVax, former Micromet AG security holders owned, as of the closing of the merger, approximately 67.5% of the combined company on a fully-diluted basis and former CancerVax security holders owned, as of the closing, approximately 32.5% of the combined company on a fully-diluted basis. CancerVax was renamed "Micromet, Inc." and our NASDAQ Global Market ticker symbol was changed to "MITI."

As former Micromet AG security holders owned approximately 67.5% of the voting stock of the combined company immediately after the merger, Micromet AG was deemed to be the acquiring company for accounting purposes and the transaction was accounted for as a reverse acquisition under the purchase method of accounting for business combinations. Accordingly, unless otherwise noted, all pre-merger financial information is that of Micromet AG, and all post-merger financial information is that of Micromet, Inc. and its wholly owned subsidiaries: Micromet AG; Micromet Holdings, Inc.; Tarcanta, Inc.; Tarcanta Limited; and Cell-Matrix, Inc. Substantially all of the post-merger operating activities are conducted through Micromet AG, a wholly-owned subsidiary of Micromet Holdings, Inc. and an indirect wholly-owned subsidiary of Micromet, Inc.

Unless specifically noted otherwise, as used throughout these notes to the consolidated financial statements, "Micromet," "we," "us," and "our" refers to the business of the combined company after the merger and the business of Micromet AG prior to the merger. Unless specifically noted otherwise, as used throughout these consolidated financial statements, "CancerVax" refers to the business of CancerVax Corporation prior to the merger.

The accompanying consolidated financial statements include the accounts of our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, the valuation of goodwill, intangibles and other long-lived assets, lease exit liabilities, asset retirement obligations and assumptions in the valuation of stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.

Unless otherwise indicated, the pre-merger financial information of Micromet AG has been restated to reflect the closing of our merger and the related conversion of all Micromet AG capital stock into Micromet Holdings common stock, the conversion of each share of Micromet Holdings common stock into 15.74176 shares of Micromet, Inc. common stock, a 1-for-3 reverse stock split that became effective upon the closing of the merger and a final par value of $0.00004 per common share. The accompanying financial statements have been prepared assuming we will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of our liabilities in the normal course of business. As of December 31, 2007, we had an accumulated deficit of $164.9 million, and we expect to continue to incur substantial, and possibly increasing, operating losses for the next several years. These conditions create substantial doubt about our ability to continue as a going concern. We are continuing our efforts in research and development, preclinical studies and clinical trials of our drug candidates. These efforts, and obtaining requisite regulatory approval prior to commercialization, will require substantial expenditures. Once requisite regulatory approval has been obtained, substantial additional financing will be required to manufacture, market and distribute our products in order to achieve a level of revenues adequate to support our cost structure. Management believes we have sufficient resources to fund our required expenditures into the second quarter of 2009, without considering any potential milestone payments that we may receive under current or future collaborations, any future capital raising transactions or drawdowns from the committed equity financing facility with Kingsbridge Capital Limited.

Note 3. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents on the balance sheets are comprised of cash at banks, money market funds and short-term deposits with an original maturity of three months or less.

Restricted Cash

As of December 31, 2007 and 2006, we had a consolidated total of $3.2 million and $3.1 million, respectively, of certificates of deposit that are disclosed as restricted cash in our non-current assets.

As of December 31, 2007 and 2006, the U.S. dollar equivalent of restricted cash related to our building lease in Munich, Germany, is $0.8 million and $0.7 million, respectively.

As a result of our merger with CancerVax, we assumed three irrevocable standby letters of credit in connection with building leases. The letters of credit totaled $2.4 million at the merger date and were secured by certificates of deposit for similar amounts that are disclosed as restricted cash. During May 2006, we entered into a lease assignment agreement related to a manufacturing facility lease that resulted in (i) the issuance of a $1.0 million standby letter of credit, collateralized by a certificate of deposit in the same amount, to cover restoration costs that we may be obligated for in the future and (ii) the release of the landlord's security interest in $650,000 of certificates of deposit in August 2006. In addition, during June 2006, we entered into a lease termination agreement for a warehouse facility that resulted in the release of the landlord's security interest in $280,000 of certificates of deposit in August 2006. As of December 31, 2007 and 2006, a total of $2.4 million of restricted cash was outstanding related to these leases and has been disclosed as a non-current asset on our accompanying balance sheet.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is based on management's assessment of the collectability of specific customer accounts. If there is a deterioration of a customer's credit worthiness or actual defaults are higher than historical experience, management's estimates of the recoverability of amounts due to us could be adversely affected. We do not require collateral for any of our accounts receivable. Based on management's assessment, no allowances were necessary as of December 31, 2007 and 2006.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Major replacements and improvements that extend the useful life of assets are capitalized, while general repairs and maintenance are charged to expense as incurred. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to ten years. Leasehold improvements are amortized over the estimated useful lives of the assets or the related lease term, whichever is shorter.

Purchase Price Allocation for Business Combinations

The allocation of purchase price for business combinations requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective values. In our fiscal quarter ended June 30, 2006, we completed our merger with CancerVax. See Note 4 for a detailed discussion, including the purchase price allocation.

Goodwill

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* , we do not amortize goodwill. Instead, we review goodwill for impairment at least annually and more frequently if events or changes in circumstances indicate a reduction in the fair value of the reporting unit to which the goodwill has been assigned. Goodwill is determined to be impaired if the fair value of the reporting unit to which the goodwill has been assigned is less than its carrying amount, including the goodwill. We have selected October 1 as our annual goodwill impairment testing date. As of October 1, 2007, we conducted an assessment of the goodwill carrying value and found no indication of impairment.

Patents

We hold patents for single-chain antigen binding molecule technology, which we acquired from Curis, Inc. ("Curis") in 2001. Patents are amortized over their estimated useful life of ten years using the straight-line method. The patents are utilized in revenue-producing activities as well as in research and development activities.

Impairment of Long-Lived and Identifiable Intangible Assets

In accordance with the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we evaluate the carrying value of long-lived assets and identifiable intangible assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability is determined by comparing projected undiscounted cash flows associated with such assets to the related carrying value. An impairment loss would be recognized when the estimated undiscounted future cash flow is less than the carrying amount of the asset. An impairment loss would be measured as the amount by which the carrying value of the asset exceeds the fair value of the asset. No impairment charges to our long-lived or intangible assets have been recognized through December 31, 2007.

Common Stock Warrants Liability

In June 2007, we completed a private placement of 9,216,709 shares of common stock and common stock warrants to purchase an additional 4,608,356 shares of common stock. As discussed further in Note 13, due to certain provisions in the common stock warrant agreement, these warrants are required to be classified as a liability. The common stock warrants liability is recorded at fair value, which is adjusted at the end of each reporting period using a Black-Scholes option-pricing model, with changes in value included in the statements of operations.

Foreign Currency Translation

Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rate in effect at the balance sheet date. Transaction gains and losses are recorded in the statements of operations in other income (expense) and amounted to $96,000 and $(204,000) in the years ended December 31, 2007 and 2006, respectively.

The accompanying consolidated financial statements are presented in U.S. dollars. The translation of assets and liabilities to U.S. dollars is made at the exchange rate in effect at the balance sheet date, while equity accounts are translated at historical rates. The translation of statement of operations data is made at the average rate in effect for the period. The translation of operating cash flow data is made at the average rate in effect for the period, and investing and financing cash flow data is translated at the rate in effect at the date of the underlying transaction.

Translation gains and losses are recognized within accumulated other comprehensive income in the accompanying balance sheets.

Revenue Recognition

Our revenues generally consist of licensing fees, milestone payments, and fees for research services earned from license agreements or from research and development collaboration agreements. We recognize revenue in accordance with the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 104, *Revenue Recognition*, upon the satisfaction of the following four criteria: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured.

Revenues under collaborative research agreements are recognized as incurred over the period specified in the related agreement or as the services are performed. Milestone payments are derived from the achievement of predetermined goals under the collaboration agreements. For milestones that are subject to contingencies, the related contingent revenue is not recognized until the milestone has been reached and customer acceptance has been obtained as necessary. Fees for research and development services performed under the agreements are generally stated at a yearly fixed fee per research scientist. We recognize revenue as the services are performed. Amounts received in advance of services performed are recorded as deferred revenue until earned.

We have received initial license fees and annual renewal fees upfront each year under certain license agreements. Revenue is recognized when the above noted criteria are satisfied, unless we have further obligations associated with the license granted.

We are entitled to receive royalty payments on the sale of products under license and collaboration agreements. Royalties are based upon the volume of products sold and are recognized as revenue upon notification of sales from the collaborator or licensee that is commercializing the product. Through December 31, 2007, we have not received or recognized any royalty payments.

For arrangements that include multiple deliverables, we identify separate units of accounting based on the consensus reached on Emerging Issues Task Force Issue ("EITF") No. 00-21, *Revenue Arrangements with Multiple Deliverables*. EITF No. 00-21 provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if certain criteria are met. The consideration for the arrangement is allocated to the separated units of accounting based on their relative fair values. Applicable revenue recognition criteria are considered separately for each unit of accounting. We recognize revenue on development and collaboration agreements, including upfront payments, where they are considered combined units of accounting, over the period specified in the related agreement or as the services are performed.

Research and Development

Research and development expenditures, including direct and allocated expenses, are charged to operations as incurred.

Accumulated Other Comprehensive Income

We have elected to report other comprehensive loss in the consolidated statement of stockholders' equity (deficit) with the change in accumulated other comprehensive loss consisting of the following (in thousands):

	Foreign Currency Translation	Realized and Unrealized Gains (Losses) on Investments	Accumulated Other Comprehensive Income
Balance January 1, 2006	$6,272	$(38)	$6,234
Net increase(decrease)	(403)	38	(365)
Balance December 31, 2006	5,869	—	5,869
Net increase	26	—	26
Balance December 31, 2007	$5,895	—	$5,895

Stock-Based Compensation

Adoption of Statement of Financial Accounting Standards No. 123(R) ("SFAS 123(R)"):

We adopted SFAS No. 123(R) as of January 1, 2006. As permitted by SFAS No. 123(R), we utilized the Black-Scholes option-pricing model ("Black-Scholes model") as our method of valuation for stock-based awards granted. We adopted SFAS No. 123(R) using the modified prospective transition method. Based on the terms of our plans, we did not have a cumulative effect related to our plans. The determination of the fair value of our stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding expected volatility, discount rate, and expected term.

In November 2005, the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") No. FAS 123(R)-3, "*Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards*" (FSP 123(R)-3). We have elected to adopt the alternative transition method provided in the FSP 123(R)-3 for calculating the tax effects of stock-based compensation pursuant to SFAS 123(R). The alternative transition method includes simplified methods to establish the beginning balance of additional paid-in capital related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on additional paid-in capital and consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123(R).

In conjunction with the adoption of SFAS No. 123(R), we recognize stock-based compensation expense for options granted with graded vesting over the requisite service period of the individual stock option grants, which typically equals the vesting period, and for all other share awards granted in fiscal 2007 and 2006, expenses were recognized using the straight-line attribution method. Compensation expense related to stock-based compensation is allocated to research and development or general and administrative based upon the department to which the associated employee reports.

Stock-Based Compensation for Issuances to Non-Employees:

Options or stock awards issued to non-employees were recorded at their fair value in accordance with SFAS No. 123(R) and EITF Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services*, and expense is recognized upon measurement date commensurate with the determination of when service has been completed.

Income Taxes

We account for income taxes under SFAS No. 109, *Accounting for Income Taxes* using the liability method. Deferred income taxes are recognized at the enacted tax rates for temporary differences between the financial statement and income tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance if, based upon the weight of available evidence, it is more likely than not that some portion or all of the related tax asset will not be recovered.

Net Loss Per Share

We calculate net loss per share in accordance with SFAS No. 128, *Earnings Per Share* ("SFAS 128"). Basic net loss per share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss by the weighted average number of common stock equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, convertible preferred stock, stock options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive. The outstanding anti-dilutive securities excluded from the diluted net loss computation consisted of common stock options in the amount of 6,049,000 and 3,586,000 and common stock warrants in the amount of 5,527,000 and 919,000, in each case as of December 31, 2007 and 2006, respectively.

Reclassifications

Certain amounts in the previous period financial statements have been reclassified to conform to the current period presentation.

Recent Accounting Standards and Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also provides guidance relating to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not believe that the adoption of SFAS 157 will have a material impact on our results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"). Under SFAS No. 159, companies may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis. Any changes in fair value are to be recognized in earnings each reporting period. The election must be applied to individual instruments, is irrevocable for every instrument chosen to be measured at fair value, and must be applied to an entire instrument and not to portions of instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not believe that the adoption of SFAS 159 will have a material impact on our results of operations or financial condition.

In June 2007, the FASB also ratified EITF 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities* ("EITF 07-3"). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007 and we will adopt it in the first quarter of fiscal 2008. We do not expect the adoption of EITF 07-3 to have a material effect on our consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51* ("SFAS 160"). The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. We do not believe that the adoption of SFAS 160 will have a material impact on our results of operations or financial condition.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations ("SFAS 141(R)")*. The objective of SFAS 141(R) is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date.

In December 2007, the FASB ratified *EITF 07-1, Accounting for Collaborative Arrangement, ("EITF 07-1")*. EITF 07-1 requires participants in a collaborative arrangement to present the results of activities for which they act as the principal on a gross basis and to report any payments received from (made to) other collaborators based on other applicable GAAP or, in the absence of other applicable GAAP, based on analogy to authoritative or a reasonable, rational, and consistently applied accounting policy election. Significant disclosures of the collaborative agreements are also required. EITF 07-1 is effective for annual periods beginning after December 15, 2008 and to be applied retrospectively for collaborative arrangements existing at December 15, 2008 as a change of accounting principle. We do not expect this issue to have a material effect on our financial statements.

Note 4. Merger with CancerVax

On May 5, 2006, we completed our merger with CancerVax, a biotechnology company focused on the research, development and commercialization of novel biological products for the treatment and control of cancer. The acquisition of unrestricted cash, a NASDAQ listing, and selected ongoing product development programs were the primary reasons for the merger. The primary factor in the recognition of goodwill was the acquisition of selected ongoing product development programs. Because former Micromet AG security holders owned approximately 67.5% of the voting stock of the combined company on a fully-diluted basis immediately after the merger, Micromet AG was deemed to be the acquiring company for accounting purposes, and the transaction has been accounted for as a reverse acquisition under the purchase method of accounting. Accordingly, CancerVax's assets and liabilities were recorded as of the merger closing date at their estimated fair values.

The fair value of the 9,380,457 outstanding shares of CancerVax common stock used in determining the purchase price was $41.0 million, or $4.38 per share, based on the average of the closing prices for a range of trading days (January 5, 2006 through January 11, 2006, inclusive) around and including the announcement date of the merger transaction. The fair value of the CancerVax stock options and stock warrants assumed by Micromet was determined using the Black-Scholes option-pricing model with the following assumptions: stock price of $4.38, which is the value ascribed to the CancerVax common stock in determining the purchase price; volatility of 75%; dividend rate of zero; risk-free interest rate of 4.0%; and a weighted average expected option life of 0.88 years.

The purchase price is summarized as follows (in thousands):

Fair value of CancerVax common stock	$41,030
Estimated fair value of CancerVax stock options and stock warrants assumed	710
Estimated transaction costs incurred by Micromet	2,257
Total purchase price	$43,997

Under the purchase method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of CancerVax based on their estimated fair values as of the merger closing date. The excess of the purchase price over the fair value of assets acquired and liabilities assumed is allocated to goodwill.

During 2007 we finalized the allocation of the total purchase price, as shown above, to the acquired tangible and intangible assets and assumed liabilities of CancerVax based on their fair values as of the merger date are as follows (in thousands):

Cash and cash equivalents	$ 39,645
Receivables under collaborations	447
Restricted cash	2,280
Other assets	569
Accounts payable	(2,639)
Accrued expenses	(5,764)
Current portion of long-term debt obligations	(16,816)
Long-term liabilities	(1,532)
Net book value of acquired assets and liabilities	16,190
In-process research and development	20,890
Goodwill	6,917
Total purchase price	$ 43,997

The acquired in-process research and development ("IPR&D") projects consist of the following: MT293 (D93) and other denatured collagen related anti-angiogenesis programs that potentially target various solid tumors; SAI-EGF and related programs that target the epidermal growth factor receptor, or EGFR, signaling pathway that potentially target non-small cell lung cancer and various solid tumors; GD2, a humanized, monoclonal antibody that appears to target tumor-associated antigens that are expressed in a variety of solid tumor cancers; and certain other non-denatured collagen related humanized, monoclonal antibodies and peptides that potentially target various solid tumors.

The fair value of the IPR&D projects was determined utilizing the income approach, assuming that the rights to the IPR&D projects will be sub-licensed to third parties in exchange for certain up-front, milestone and royalty payments, and the combined company will have no further involvement in the ongoing development and commercialization of the projects. Under the income approach, the expected future net cash flows from sub-licensing for each IPR&D project are estimated, risk-adjusted to reflect the risks inherent in the development process and discounted to their net present value. Significant factors considered in the calculation of the discount rate are the weighted-average cost of capital and return on assets. Management believes that the discount rate utilized is consistent with the projects' stage of development and the uncertainties in the estimates described above. Because the acquired IPR&D projects are in the early stages of the development cycle, the amount allocated to IPR&D was recorded as an expense immediately upon completion of the merger.

As discussed further in Note 10, in the fourth quarter of 2007 we made certain changes to the original purchase price allocation.

Pro Forma Results of Operations

The results of operations of CancerVax are included in Micromet, Inc.'s consolidated financial statements from the closing date of the merger on May 5, 2006. The following table presents pro forma results of operations and gives effect to the merger transaction as if the merger had been consummated at the beginning of the period presented. The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the business combination been completed at the beginning of the period or of the results that may occur in the future.

	December 31, 2006
	(In thousands, except per share amounts)
Revenues	$ 28,305
Net Loss	$(45,399)
Basic and diluted net loss per common share	$ (1.53)

The pro forma results for the year ended December 31, 2006 include $20.9 million of nonrecurring charges for the write-off of in-process research and development.

Note 5. Property and Equipment

Property and equipment consist of the following (in thousands):

	Estimated Useful Life	December 31, 2007	December 31, 2006
Laboratory equipment	5 years	$ 7,435	$ 6,359
Computer equipment and software	3 years	2,055	1,716
Furniture	10 years	916	701
Leasehold improvements	10 years	4,820	3,187
		15,226	11,963
Less: accumulated depreciation and amortization		(10,836)	(8,606)
Property and equipment, net		$ 4,390	$ 3,357

Included above are laboratory and computer equipment acquired under capital lease arrangements of $767,000 and $473,000 on December 31, 2007 and 2006, respectively. The accumulated depreciation related to assets under capital lease arrangements was approximately $551,000 and $343,000 as of December 31, 2007 and 2006, respectively. The capital lease equipment is amortized over the useful life of the equipment or the lease term, whichever is less, and such amortization expenses are included within depreciation expense.

Note 6. Patents

Patents consist of the following (in thousands):

	December 31, 2007	December 31, 2006
Patents	$ 21,941	$ 19,667
Less: accumulated amortization	(14,261)	(10,817)
Patents, net	$ 7,680	$ 8,850

Amortization expense on patents for the years ended December 31, 2007 and 2006 amounted to $2.0 million in each year.

Future amortization for the patents is projected to be as follows as of December 31, 2007 (in thousands):

2008	$2,194
2009	2,194
2010	2,194
2011	1,098
	$7,680

Note 7. Accrued Expenses

Accrued expenses consists of the following (in thousands):

	December 31,	
	2007	2006
Accrued employee benefits	$2,083	$ 1,527
Accrued taxes	—	1,677
Accrued research and development expenses	1,596	2,501
Accrued severance obligations	151	1,029
Accrued license agreement fees	—	1,700
Accrued facility lease exit liability, assumed in merger, current portion	156	481
Other accrued liabilities and expenses	779	1,238
	$4,765	$10,153

Note 8. Income Taxes

On July 13, 2006, the FASB issued Financial Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109* ("FIN 48"). Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.

We adopted the provisions of FIN 48 on January 1, 2007. There were no unrecognized tax benefits as of the date of adoption. As a result of the implementation of FIN 48, we did not recognize an increase in the liability for unrecognized tax benefits. There are no unrecognized tax benefits included in the balance sheet that would, if recognized, affect the effective tax rate. The adoption of FIN 48 did not impact our financial condition, results of operations or cash flows.

Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense. We had no accrual for interest or penalties on our balance sheets at December 31, 2007 and 2006, and have not recognized interest and/or penalties in the statement of operations for the years ended December 31, 2007 and 2006.

As a result of the net operating losses we have incurred since inception, no provision for income taxes has been recorded. As of December 31, 2007 we had accumulated tax net operating loss carryforwards in Germany of approximately $159.0 million. There was no income tax benefit attributable to net losses for 2007 or 2006. Losses before income taxes for the year ended December 31, 2007 consisted of $6.8 million and $14.2 million in the U.S. and Germany, respectively. Losses before income taxes for the year ended December 31, 2006 consisted of $32.4 million and $1.6 million in the U.S. and Germany, respectively. The difference between taxes computed at the U.S. federal and German statutory rates and the actual income tax provision in 2007 and 2006 is due primarily to the increase in the valuation allowance and other permanent items.

German loss carryforward deductions are limited to €1.0 million per year, and deductions of excess amounts are limited to 60% of net taxable income. Net operating loss carryforwards are subject to review and possible adjustment by the German tax authorities. Furthermore, under current German tax laws, certain substantial changes in our ownership may limit the amount of tax net operating loss carryforwards that may be utilized annually to offset future taxable income.

Under U.S. federal and state tax laws, Micromet's net operating losses and income tax credits accumulated prior to the merger are substantially limited under Internal Revenue Code Sections 382 and 383. The federal and state gross net operating losses of $159.7 million and $198.3 million, respectively, as of December 31, 2007 are limited to $76.3 million and $76.3 million, respectively, under Section 382. Federal income tax credits of $40.4 million are completely limited under Section 383. The federal and state tax net operating loss carryforwards expire beginning in 2025 and 2015, respectively, unless previously utilized. Additionally, Section 382 limits the availability to accelerate the utilization of the entire amount of net operating losses. State income tax credits of $3.2 million as of December 31, 2007 do not expire.

The tax effects of temporary differences and tax loss carryforwards that give rise to significant portions of deferred tax assets and liabilities are comprised of the following (in thousands of dollars):

	December 31,	
	2007	2006
Deferred tax assets		
Net operating loss carry forwards — Germany	$ 50,831	$ 55,267
Net operating loss carry forwards — United States federal & state	31,084	27,809
Prepaid expenses and other current assets	133	156
Patents and other intangibles	1,031	3,116
Property and equipment, net	7,576	6,581
Stock-based compensation	2,026	1,833
Accrued expenses and other liabilities	1,034	889
Other non-current liabilities	9	194
Other	55	66
State tax credits	3,152	3,152
Deferred tax liabilities		
Deferred revenue	(4,243)	(6,500)
	92,688	92,563
Valuation allowance	(92,688)	(92,563)
Net deferred tax assets	$ —	$ —

On December 31, 2007 and 2006, we had approximately $54.0 million and $56.1 million, respectively, of net deferred tax assets, before valuation allowance, located in Germany.

Due to the degree of uncertainty related to the ultimate utilization and recoverability of the tax net loss carryforwards and other deferred tax assets, no income tax benefit has been recorded in the statements of operations in the years ended December 31, 2007 and 2006, respectively, as any losses available for carryforward have been offset by increases in the valuation allowance. The increase in the valuation allowance for 2007 is due to the increase in net operating loss carryforwards from operations during the year and other temporary differences. No income taxes were paid in the years ended December 31, 2007 or 2006.

In the fiscal years 2007 and 2006, the German income tax rate was calculated at 40.86% of the taxable income. That rate consists of 25.00% corporate tax, 5.50% solidarity surcharge on corporate tax and 14.48% trade tax. In the fiscal year 2007 the United States federal and state income tax rate was calculated at 40.75% of taxable income. The rate consists of 35% federal income tax and 5.75% state income tax. The state income tax rate is net of the federal benefit for state income tax expense.

Note 9. Deferred Revenue

As of December 31, 2007 and 2006, deferred revenues were derived mainly from research and development agreements with Nycomed, TRACON and Merck Serono as further discussed in Note 18.

	December 31,	
	2007	2006
Nycomed	$ 7,205	$ —
TRACON	1,421	—
Merck Serono	2,722	2,959
Other	378	208
Subtotal	11,726	3,167
Current portion	(3,360)	(2,972)
Long term portion	$ 8,366	$ 195

The deferred revenue for Nycomed and TRACON consists mainly of the upfront license fees that are being recognized over the period that we are required to participate on joint steering committees of 20 years and 15 years respectively.

The upfront license fees and research and development service reimbursements in the collaboration agreement with Merck Serono are considered to be a combined unit of accounting and accordingly, the related amounts are recognized ratably over the expected period of the research and development program.

Note 10. Other Non-Current Liabilities

Other non-current liabilities consist of the following (in thousands):

	December 31,	
	2007	2006
Facility lease exit liability, assumed in merger with CancerVax, net of current portion	$1,381	$ 989
Restructuring provision, net of current portion	—	417
GEK subsidy, net of current portion	198	227
Asset retirement obligation	415	271
Capital lease obligations, net of current portion (see Note 12)	47	57
Other	14	—
	$2,055	$1,961

Facility Lease Exit Liability and Restructuring Provision

Under the restructuring plan approved by CancerVax's board of directors in October 2005, a former manufacturing facility was closed. In January and April 2006, additional restructuring measures were approved by CancerVax's Board of Directors, including the plan to vacate the corporate headquarters. A facility lease exit liability was recorded by CancerVax at the time of the cease-use date. The facility lease exit liability was assumed by us at the date of the merger with CancerVax and was included as part of the allocation of total purchase price (see

Note 4). In the fourth quarter of 2007, we recorded an adjustment to the lease exit liability that had been incorrectly recorded at the date of the May 2006 merger. To correct this error, we reduced the lease exit liability by $250,000 with a corresponding decrease to goodwill of $455,000 in the consolidated balance sheet as of December 31, 2007. In addition, accretion expense was increased by $205,000 in our consolidated statement of operations for the year ended December 31, 2007 to adjust for the cumulative error in accretion expense from the May 2006 merger through September 30, 2007. The correction was recorded in the fourth quarter of 2007, and management concluded that the impact on the consolidated balance sheets and statements of operations for the prior year and quarters was not material.

In April 2007, we entered into an amendment to an existing sublease agreement to sublease the remaining square footage of CancerVax's former corporate headquarters. This space is now fully subleased. The term of the sublease continues through June 30, 2012. We recorded an increase in our facility lease exit liability of $760,000 during the second quarter of 2007 to reflect the cumulative effect of the change in estimated cash flows resulting from a longer period of time required to sublease the former corporate headquarters facility than originally anticipated and a lower monthly sublease income. The adjustment of $760,000 to our facility lease exit liability was recorded in general and administrative expense during 2007.

As a consequence of the restructuring of our subsidiary Micromet AG's operations during 2004, we recorded a lease exit liability for certain space at our Munich facility that we no longer utilized. In June 2007, we signed a sublease agreement with Roche to lease a portion of this facility, and accordingly, we adjusted our lease exit liability to reflect the terms of this sublease for the remaining lease period. The adjustment of $394,000 was recorded as a reduction to research and development expense during the second quarter of 2007. As of December 31, 2007, future sublease income is expected to cover our lease expense for this facility, eliminating the lease exit liability on this facility.

The following table summarizes the activity for these obligations for the year ended December 31, 2007 (in thousands):

	Accrued Balance as of December 31, 2006	Amounts Paid in Period	Accretion Expense	Adjustment to the Liability	Currency Translation Adjustment	Accrued Balance as of December 31, 2007
Former CancerVax facilities	$1,470	$(691)	$453	$ 305	—	$1,537
Munich, Germany facility	472	(130)	41	(394)	11	—
Total	$1,942	$(821)	$494	$ (89)	$11	$1,537

Of the $1,537,000 lease exit liability as of December 31, 2007, $156,000 is current and $1,381,000 is non-current.

GEK Subsidy

In December 2002, we entered into a subsidy agreement with GEK Grundstücksverwaltungsgesellschaft mbH & Co. Objekt Eins KG ("GEK"), the landlord under our Munich building lease, whereby GEK provided €365,000, or $345,000 at the exchange rate in effect at that time, in lease incentives to us in conjunction with the operating lease agreement for our Munich facilities. The subsidy is restricted to purchases of property and equipment for research and development activities. The subsidy has been recorded as deferred rent and allocated between current and other non-current liabilities and amortized on a straight-line basis over the term of the building lease of 10 years.

Asset Retirement Obligation

In February 2001, we entered into a building lease agreement with GEK. Under the terms of the agreement, GEK agreed to lease laboratory and office space to us for a period of 10 years beginning on July 1, 2002. Upon termination of the agreement, we may, under certain conditions, be obligated to remove those leasehold improvements that will not be assumed by GEK. In 2004, we re-evaluated the fair value of the obligation to remove leasehold improvements. Based on changes in market conditions and the estimated future use of the lease space, the fair value of the asset retirement obligation was estimated to be approximately $199,000 as of December 31, 2004. The amount will increase due to accretion through the term of the lease agreement. In connection with our sublease with Roche, certain leasehold improvements were made to our facility which we will be required to remove at the end of our lease. The fair value of the obligation to remove these improvements was estimated to be $50,000 as of September 1, 2007, and will increase through accretion over the term of the lease agreement. The following table summarizes the activity as of December 31, 2007 and 2006 (in thousands):

	2007	2006
Beginning balance January 1,	$271	$205
Additional asset retirement obligation	50	—
Accretion expense	55	40
Currency translation adjustment	39	26
Ending balance December 31,	$415	$271

Note 11. Long-Term Debt

Long-term debt obligations consist of the following (in thousands):

	December 31,	
	2007	2006
TBG borrowings due December 31, 2008; interest payable semi-annually at rates ranging from 6% to 7%	$ 2,401	$2,015
Bayern Kapital borrowings due December 31, 2006; interest payable quarterly at 6.75%	—	586
TBFB borrowings repaid in August, 2007; interest payable quarterly at 6%	—	3,386
MedImmune borrowings due June 6, 2010; unsecured with interest payable monthly at 4.5%	2,254	2,020
Total long-term debt obligations	4,655	8,007
Less: current portion	(2,401)	(599)
Long-term debt obligations, net of current portion	$ 2,254	$7,408

Scheduled repayment of principal for the debt agreements is as follows as of December 31, 2007 (in thousands):

2008	$2,401
2009	—
2010	2,254
Total	$4,655

Silent Partnership Agreements

We entered into various silent partnership agreements with tbg Technologie-Beteiligungs-Gesellschaft mbH ("TBG"), Bayern Kapital GmbH ("Bayern Kapital") and Technologie Beteilungsfonds Bayern GmbH & Co. KG ("TBFB"). These lenders were created to support the development of technology-oriented companies in the start-up phase and based on the amounts loaned became a "stiller Gesellschafter" (silent partner) in Micromet AG. Silent partnerships are a common form of investment in German business practice. The silent partners are not involved in our management, but significant business decisions such as changes in the articles of incorporation, mergers and acquisitions or significant contractual matters are subject to their approval.

The silent partner borrowings bear interest at rates ranging from 6% to 7% with interest for the TBG agreements payable semi-annually and interest for the Bayern Kapital and TBFB payable quarterly. In addition to the stated contractual interest rates, the silent partnership agreements provide the lenders (i) with profit sharing ranging from 8% to 9% of our profit before income taxes in any year obtained determined in accordance with German GAAP, (ii) additional amounts of interest on top of the stated interest rates ranging from 6% to 9% in years 6 through 10 of the agreements if the borrowings remain outstanding, with such additional amounts outstanding due at the end of the agreement, and (iii) an amount representing approximately 30% for TBG and 35% for Bayern Kapital and TBFB of the original loan balance due at the end of the silent partnership agreement terms, if the borrowings go to term. We are accreting the amounts included in items (ii) and (iii) over the life of the silent partnership agreements using the effective interest method. These amounts are included in interest expense in the statements of operations.

Amendments to the Silent Partnership Agreements

In May 2006, upon consummation of our merger with CancerVax, and subsequent to a February 2006 amendment related to certain TBG silent partnership agreements, we repaid €2.0 million in satisfaction of debt obligations with an aggregate carrying amount of €2.3 million and recorded a gain on extinguishment of debt of €0.3 million.

In February 2006, the silent partnership agreements with Bayern Kapital and TBFB were amended to accelerate repayment of amounts due (principal, accrued interest, and one-time payments) upon the occurrence of future rounds of financing after the consummation of the merger with CancerVax, whereby 20% of the net proceeds of such future rounds of financing be used for repayment of silent partnership debts until such silent partnership debts are repaid in full. As a result of these amendments, silent partnership debt in principal amount equal to 20% of the net proceeds from the private placement equity transaction with NGN Capital, LLC (see Note 13), or $1.5 million, was accelerated as of July 24, 2006. This amount was paid on November 29, 2006. The remaining Bayern Kapital borrowings due December 31, 2006 were repaid in full on January 2, 2007.

As a result of the private placement financing in June 2007 (see Note 13) we repaid the remaining TBFB silent partnership debt of $3.6 million during the third quarter of 2007.

Interest expenses related to the silent partnership agreements amounted to $394,000 and $829,000 for the years ended December 31, 2007 and 2006, respectively.

Grundstücksentwicklungs- und Verwaltungsgesellschaft mbH & Co KG

In December 2002, we entered into an agreement with Grundstücksentwicklungs- und Verwaltungsgesellschaft mbH & Co KG ("GEDO") in the amount of €435,000, or $456,000, to finance equipment purchases at an interest rate of 7.5%, with principal and interest payments due monthly over 48 months. The loan was paid in full in November 2006.

Silicon Valley Bank Loan and Security Agreement

As a result of the merger with CancerVax, we assumed $16.7 million of an $18.0 million loan and security agreement entered into by CancerVax in December 2004 with Silicon Valley Bank. We repaid the loan and terminated the agreement during the third quarter of 2006 and have no remaining credit available or obligations under the agreement.

Note 12. Commitments and Contingencies

Leases

In February 2001, we entered into a building lease agreement with GEK. Under the terms of the agreement, GEK agreed to lease laboratory and office space to us for a period of ten years beginning on July 1, 2002. In connection with the building lease agreement, we entered into an agreement to receive a subsidy from GEK in the amount of €365,000. In the event that we terminate the building lease agreement prior to December 2010, we would be obligated to repay certain portions of the subsidy to GEK as specified in the agreement.

In June 2005, we entered into an agreement with GEK to defer a portion of our monthly rental payments starting in June 2005 and continuing through December 2006. The amounts were subject to 4% nominal interest per annum until December 31, 2006, increasing to 8% nominal interest rate per annum thereafter. The agreement required repayment of the deferred rent, including accrued interest thereon, in the event of an initial public offering, asset sale or financing that resulted in gross proceeds to us of at least €20 million or upon first market approval of a product developed by us. We deferred a total of €146,000 during 2006 through the date of the merger. In accordance with the terms of the agreement, we repaid a total of €496,000 plus accrued interest of €14,000 in May 2006 upon consummation of the merger with CancerVax.

Prior to our merger with CancerVax, CancerVax was a party to three building leases associated with a manufacturing facility, a warehouse facility and CancerVax's former corporate headquarters. During the second quarter of 2006, CancerVax entered into a lease assignment related to the manufacturing facility, a lease termination agreement related to the warehouse facility and a sublease agreement pursuant to which 46,527 rentable square feet of the 61,618 total rentable square feet of CancerVax's former corporate headquarters was subleased. In April 2007, we amended the sublease agreement to include the remaining 15,091 square feet. In connection with the lease termination for the warehouse facility, we paid total termination-related fees in the amount of $0.6 million. Additionally, we lease certain equipment under various non-cancelable operating leases with various expiration dates. Operating lease expenses amounted to approximately $3.3 million and $2.8 million in the years ended December 31, 2007 and 2006, respectively.

Capital Lease Obligations

During the years ended December 31, 2007 and 2006, we entered into equipment financing agreements in the amount of $249,000 and $71,000, respectively, for the purpose of buying information technology equipment. The amounts are repayable in monthly installments, the last of which is due September 2012. The agreements provide for interest ranging from 0.9% to 17.0% per annum.

Future minimum lease payments under non-cancelable operating and capital leases as of December 31, 2007 are as follows (in thousands):

	Capital Leases	Operating Leases	Sublease Income	Net Operating Leases
2008	$183	$ 5,113	$(2,459)	$ 2,654
2009	35	5,053	(2,498)	2,555
2010	7	5,118	(2,052)	3,066
2011	7	5,193	(1,414)	3,779
2012	5	2,584	(717)	1,867
Thereafter	—	—	—	—
Total minimum lease payments	237	$23,061	$(9,140)	$13,921
Less: amount representing imputed interest	19			
Present value of minimum lease payments	218			
Less: current portion	171			
Capital lease obligation, less current portion	$ 47			

The sublease income is from sublease agreements related to the former CancerVax headquarters and our Munich facility (see Note 10).

License and Research and Development Agreements

We license certain of our technology from third parties. In exchange for the right to use licensed technology in our research and development efforts, we have entered into various license agreements. These agreements generally require that we pay license fees and royalties on future product sales. In addition, many of the agreements obligate us to make contractually defined payments upon the achievement of certain development and commercial milestones.

License expenses and milestone payments amounted to approximately $0.8 million and $1.3 million for the years ended December 31, 2007 and 2006, respectively. Of these amounts $0.5 million and $1.0 million for the years ended December 31, 2007 and 2006, respectively, were related to the intellectual property marketing agreement with Enzon, Inc. discussed in Note 17. These amounts have been included in research and development expenses.

Furthermore, we are party to several research and development agreements discussed in Note 18.

Our fixed commitments under license and research and development agreements are as follows (in thousands):

2008	$130
2009	57
2010	30
2011	30
2012	30
Thereafter	90
Total minimum payments	$367

Other Taxes

We had accruals for contingent liabilities related to non-income tax matters as of December 31, 2006 in the amount of $1.7 million. Included in this accrual was $1.3 million related to withholding tax duty on past royalty payments made to collaborators who are domiciled outside of Germany. We paid this amount to the German tax authorities during 2007 in order to settle this liability. During 2007, we received a refund of $1.1 million because the recipients of these royalty payments were exempt from withholding taxes. The $1.1 million benefit was included in other income. We continue to pursue a refund on the remaining $0.2 million.

The December 31, 2006 accrual also consisted of $0.4 million related to a disallowed reimbursement of German Value Added Tax incurred on expenses as a result of a 2001 increase of stated capital. The German tax authorities had originally denied the deduction, and we filed an appeal against the related assessment and accrued amounts potentially owed. The appeal was pending for several years and depended on the authorities' review of a model case then pending with the German supreme fiscal court in a similar matter. This matter was resolved in our favor in the first quarter of 2007 at which time the accrual was reversed and the $0.4 million benefit was included as a reduction of general and administrative expenses.

Note 13. Stockholders' Equity (Deficit)

Committed Equity Financing Facility

In August 2006, we entered into a Committed Equity Financing Facility ("CEFF") with Kingsbridge Capital Limited ("Kingsbridge") which entitles us to sell and obligates Kingsbridge to purchase, from time to time over a period of three years, up to 6,251,193 shares of our common stock for cash consideration of up to $25.0 million, subject to certain conditions and restrictions. We are not eligible to draw down any funds under the CEFF at any time when our stock price is below $2.00 per share.

In connection with the CEFF, we entered into a common stock purchase agreement and registration rights agreement, and we also issued a warrant to Kingsbridge to purchase 285,000 shares of our common stock at a price of $3.2145 per share. The warrant is exercisable beginning on the six month anniversary of the date of grant, which was August 30, 2006, and for a period of five years thereafter. The warrant was valued on the date of grant using the Black-Scholes method using the following assumptions: a risk-free interest rate of 4.8%, a volatility factor of 79%, an expected life of 5.5 years and a dividend yield of zero. The estimated value of the warrant at the date of grant was approximately $0.5 million.

On September 12, 2006, we filed a resale shelf registration statement on Form S-3 with the SEC to facilitate Kingsbridge's public resale of shares of our common stock, which it may acquire from us from time to time in connection with our draw downs under the CEFF or upon the exercise of the warrant. The resale shelf registration statement was declared effective on September 28, 2006. In connection with the CEFF, we incurred legal fees and other financing costs of approximately $136,000. As of December 31, 2007, we have not sold any shares to Kingsbridge under the CEFF.

Private Placements of Common Stock

On June 22, 2007, we completed a private placement with various institutional and individual accredited investors to which we issued an aggregate of 9,216,709 shares of common stock and warrants to purchase an additional 4,608,356 shares of common stock in return for aggregate gross proceeds, before expenses, of $25.4 million (excluding any proceeds that might be received upon exercise of the warrants). We incurred investment banking fees, legal fees, and other financing costs of approximately $1.9 million resulting in net proceeds of approximately $23.5 million. The purchase price of each share of common stock sold in the financing was $2.69, the closing price of our common stock on the NASDAQ Global Market on June 19, 2007, the date we entered into the securities purchase agreement with the investors, and the purchase price for the warrants was $0.125

for each share of common stock underlying the warrants. The warrants are exercisable beginning 180 days after issuance through December 19, 2012 and have an exercise price of $3.09 per share.

Under the terms of the warrants, if a "Fundamental Transaction" (as defined in the warrant) occurs, we (or the successor entity) shall purchase any unexercised warrants from the holder thereof for cash in an amount equal to its value computed using the Black-Scholes option-pricing model with prescribed guidelines.

Since the Fundamental Transaction terms provide the warrant holders with a benefit in the form of a cash payment equal to the fair value of the unexercised warrants calculated using the Black-Scholes option-pricing model formula in certain qualifying events described above, the warrants have been classified as a liability until the earlier of the date the warrants are exercised in full or expire. In accordance with EITF 00-19, "*Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In, a Company's Own Stock*" ("ETIF 00-19"), the warrants were valued on the date of grant using the Black-Scholes option-pricing model and using the following assumptions: a risk-free rate of 4.78%, a volatility factor of 75.2%, a life of 5.5 years, and a dividend rate of zero. The estimated fair value of the warrants on the date of grant was approximately $7.0 million. EITF 00-19 also requires that the warrants be revalued as derivative instruments at each reporting period end. We will adjust the instruments to their current fair value using the Black-Scholes model formula at each reporting period end, with the change in value recorded as other income/expense. Fluctuations in the market price of our common stock between measurement periods will have an impact on the revaluations, the results of which are highly unpredictable and may have a significant impact on our results of operations.

The decrease in fair value since June 22, 2007 of $1.8 million was recognized in other income for the year ended December 31, 2007. As of December 31, 2007, the fair value of the common stock warrants liability recorded on our condensed consolidated balance sheet was $5.2 million.

In connection with the private placement, we also agreed to file a registration statement under the Securities Act of 1933, as amended, registering for resale the shares of common stock sold in the private placement, including the shares of common stock underlying the warrants, by July 19, 2007. We filed the registration statement with the SEC on July 14, 2007, and it was declared effective by the SEC on August 2, 2007. We also agreed to other customary obligations regarding registration, including matters relating to indemnification, maintenance of the registration statement and payment of expenses. We may be liable for liquidated damages to holders of the common shares if we do not maintain the effectiveness of the registration statement. The amount of the liquidated damages is, in aggregate, 1.5% of the purchase price of the common stock per month, subject to an aggregate maximum of 12% of the aggregate purchase price of the shares. We are not liable for liquidated damages with respect to the warrants or the common shares issuable upon exercise of the warrants.

We account for the registration payment arrangement under the provisions of EITF 00-19-2, "*Accounting for Registration Payment Arrangements.*" As of December 31, 2007, management determined that it is not probable that we will be obligated to pay any liquidated damages in connection with the June 2007 private placement. Accordingly, no accrual for contingent obligation is required or recorded as of December 31, 2007.

On July 24, 2006, we closed a private placement pursuant to which we issued an aggregate of 2,222,222 shares of our common stock plus warrants to purchase an additional 555,556 shares of our common stock to funds managed by NGN Capital, LLC in return for aggregate gross proceeds, before expenses, of $8.0 million. We incurred investment banking fees, legal fees and other financing costs of approximately $0.7 million, resulting in net proceeds of approximately $7.3 million. The warrants are exercisable beginning six months after issuance through the six year anniversary of the date of issuance and have an exercise price of $5.00 per share. The warrants were valued on the date of grant using the Black-Scholes method using the following assumptions: a risk-free interest rate of 4.8%, a volatility factor of 79%, an expected life of 6 years and a dividend yield of zero. The estimated value of the warrants was approximately $1.4 million.

Conversion of MedImmune Convertible Notes

On May 4, 2006, a convertible promissory note held by MedImmune Ventures, Inc. in the aggregate nominal amount of $10.7 million was partially converted into an aggregate of 1,660,483 shares of our common stock.

Conversion of Enzon Convertible Note

As of December 31, 2005, the carrying amount of a convertible promissory note to Enzon was included in stock subscription from conversion in stockholders' equity due to the irrevocable notice received from Enzon and our irrevocable obligation to issue shares to Enzon in accordance with the terms of the amended convertible note agreement. In January 2006, we issued 16,836 shares of Micromet AG common stock to Enzon and classified the carrying amount of the note as common stock and additional paid-in capital in the amount of $11.0 million. The 16,836 shares issued to Enzon were converted into 88,343 shares of our common stock as a result of the merger with CancerVax.

Conversion of 2004 Convertible Notes

In January 2006, we issued 18,704 shares of Micromet AG common stock in satisfaction of stock subscriptions recorded in 2005 and from additional conversion notices received in January 2006 related to certain convertible notes. We classified the aggregate carrying amount of the note and the stock subscription from conversion as common stock and additional paid-in capital in the amount of €12.5 million. The 18,704 shares issued in January 2006 were converted into 98,145 shares of our common stock as a result of the merger with CancerVax.

Additional Issuances of Warrants to Purchase Common Stock

As a result of our merger with CancerVax, we assumed outstanding, fully-exercisable warrants that, upon a cash payment exercise, would result in the issuance of approximately 23,000 shares of our common stock. The exercise prices of the warrants range from $32.34 to $35.24 per share and the warrants will expire between February 2010 and June 2013. The warrant holders have the option to exercise the warrants in one of the following ways: (i) cash payment; (ii) cancellation of our indebtedness, if any, to the holder; or (iii) net issuance exercise based on the fair market value of our common stock on the date of exercise.

During 2002 and 2003, in connection with equipment financing we issued warrants to purchase 55,316 shares of our common stock with an exercise price of $12.07 per share. The warrants will expire between 2012 and 2013.

Stock Subscription Receivable

During 1998, treasury stock was issued to employees in exchange for non-interest bearing stock subscription receivables. The balance of such receivables as of December 31, 2006 was $27,000. During the first quarter of 2007, these receivables were either repaid in full or partially forgiven, resulting in compensation expense of $8,000.

Note 14. Stock Option and Employee Stock Purchase Plans

2000 and 2002 Stock Option Plans

In December 2000, Micromet AG adopted the 2000 Stock Option Plan ("2000 Plan") and in November 2002 we adopted the 2002 Stock Option Plan ("2002 Plan"). The 2000 and 2002 Plans provide for the granting of incentive stock options to selected employees, executives of Micromet AG and its affiliates. The 2000 Plan authorized the grant of options to purchase up to 600,305 shares of our common stock, and the 2002 Plan authorized the grant of options to purchase up to 11,932 shares of our common stock. Options granted under the 2000 and 2002 Plans were exercisable after two years and in general vested ratably over a three-year period commencing with the grant date and expired no later than eight years from the date of grant. During the second quarter of 2006, all outstanding options under the 2000 and 2002 Plans were cancelled and were partially replaced with options granted under the 2006 Equity Incentive Award Plan described below. The cancellation and partial replacement resulted in compensation expense of $2.7 million being recorded in the second quarter of 2006 and is included in the compensation expense for the year ended December 31, 2006. As of December 31, 2007 and 2006, we were not authorized to issue any additional options under the 2000 Plan. Options to purchase 11,932 shares were available for grant under the 2002 Plan as of December 31, 2007; however, we do not intend to grant any options under this plan in the future. There has been no activity under these plans in the year ended December 31, 2007, and as of December 31, 2007, no options are outstanding under these plans.

2000 and 2003 Stock Option Plans Assumed from CancerVax in Merger

In connection with the merger with CancerVax, we assumed CancerVax's Third Amended and Restated 2000 Stock Incentive Plan ("2000 Stock Incentive Plan") and CancerVax's 2003 Amended and Restated Equity Incentive Award Plan ("2003 Plan"). The 2000 Stock Incentive Plan was effectively terminated on June 10, 2004 by the approval of the 2003 Plan. Prior to its termination, the 2000 Stock Incentive Plan allowed for the grant of options and restricted stock to employees, outside directors and consultants. Options granted under the 2000 Stock Incentive Plan generally expire no later than ten years from date of grant and vest over a period of four years.

Under the 2003 Plan, stock options, stock appreciation rights, restricted or deferred stock awards and other awards may be granted to employees, outside directors and consultants. Incentive stock options issued under the 2003 Plan may be issued to purchase a fixed number of shares of our common stock at prices not less than 100% of the fair market value at the date of grant, as defined in the 2003 Plan. Options granted to new employees generally become exercisable one-fourth annually beginning one year after the grant date with monthly vesting thereafter and expire ten years from the grant date. Options granted to existing employees generally vest on a monthly basis over a three year period from the date of grant. On February 1, 2007, we granted employees stock options to purchase an aggregate of 1,099,000 shares of our common stock. For those options granted to employees who were hired prior to May 5, 2006, 22% of the shares underlying the option grant vested on the date of grant, February 1, 2007, with the remaining 78% vesting in equal monthly installments until May 31, 2009. Of the 1,099,000 options granted, 861,500 had this vesting feature. For those options granted to employees who were hired after May 5, 2006, one-fourth becomes exercisable beginning one year after the grant date with monthly vesting thereafter. The initial options granted to our non-employee directors under the 2003 Plan have a three-year vesting period. Subsequent grants of options to our non-employee directors have a one-year vesting period. At December 31, 2007, options to purchase approximately 4,389,000 shares of our common stock were outstanding, and there were approximately 873,000 additional shares remaining available for future option grants, under these plans.

2006 Stock Option Plan

In April 2006, we adopted a 2006 Equity Incentive Award Plan ("2006 Plan") that provides for the granting of stock options to certain officers, directors, founders, employees and consultants to acquire up to approximately 1,923,000 shares of our common stock. Of this amount, options to purchase an aggregate of 1,761,880 shares of our common stock were assumed in connection with the closing of the merger with CancerVax to incentivize such individuals and were issued in anticipation of the merger, in part, to replace the options issued under the Micromet AG 2000 and 2002 Plans described above. For a given participant under the 2006 Plan, 50% of the options granted to such individual vested in May 2006, with the remaining 50% vesting ratably on a monthly basis over the 24 months following the closing of the merger. As a result of the merger, the effective exercise price for such options was approximately 25% of the closing price of a share of CancerVax common stock on the date immediately preceding the date of grant of the option (as adjusted for the exchange ratio in the merger). At December 31, 2007, options to purchase approximately 1,660,000 shares of our common stock were outstanding under this plan and there were approximately 209,000 shares remaining available for future option grants under this plan.

Stock Option Plan Activity:

2003 and 2006 Option Plans

The following is a summary of stock option activity under the 2003 and 2006 Plans for the two years ended December 31, 2007 (options in thousands):

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2006	—	—
Granted	2,812	$ 3.16
Exercised	(18)	$ 4.40
Assumed in merger	1,384	$13.13
Expired	(592)	$16.13
Outstanding at December 31, 2006	3,586	$ 4.38
Granted	3,183	$ 2.58
Exercised	(54)	$ 1.66
Forfeited	(367)	$ 2.85
Expired	(299)	$ 7.23
Outstanding at December 31, 2007	6,049	$ 3.41

Included in the options granted for the year ended December 31, 2006 were approximately 1,762,000 shares granted under the 2006 Plan prior to the merger but which, at an exercise price of $1.66 per share, had an effective exercise price below fair market value at the time of closing of the merger.

The following is a further breakdown of the options outstanding as of December 31, 2007:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
	(Thousands)	(Years)		(Thousands)	(Years)	
$1.66 - $1.66	1,660	6.95	$ 1.66	1,545		$ 1.66
$1.77 - $2.38	732	9.63	$ 2.07	82		$ 2.33
$2.56 - $2.56	1,229	9.41	$ 2.56	208		$ 2.56
$2.60 - $2.75	379	7.80	$ 2.64	126		$ 2.61
$2.93 - $2.93	950	8.67	$ 2.93	400		$ 2.93
$3.23 - $6.63	737	7.64	$ 4.86	424		$ 4.80
$8.46 - $9.90	252	5.96	$ 9.34	238		$ 9.42
$19.80 - $36.00	110	6.38	$31.49	110		$31.49
$1.66 - $36.00	6,049	8.13	$ 3.41	3,133	7.13	$ 4.00
Aggregate intrinsic value	$711,900			$618,300		

The aggregate intrinsic value of options outstanding and options exercisable at December 31, 2007 is calculated as the difference between the exercise price of the underlying options and the market price of our common stock for the shares that had exercise prices that were lower than the $2.06 closing price of our common stock on December 31, 2007. The total intrinsic value of options exercised in the years ended December 31, 2007 and 2006 was approximately $16,300 and $15,800 respectively, determined as of the date of exercise. We received approximately $90,100 and $84,000 in cash from options exercised in the years ended December 31, 2007 and 2006, respectively.

Stock-Based Compensation:

For the years ended December 31, 2007 and 2006, stock-based compensation expense related to stock options granted to employees was $3.6 million and $4.6 million, respectively. As of December 31, 2007 and 2006, the fair value of unamortized compensation cost related to unvested stock option awards was $5.4 million and $4.2 million, respectively. Unamortized compensation cost as of December 31, 2007 is expected to be recognized over a remaining weighted-average vesting period of 2.4 years.

Reported stock-based compensation is classified, in the consolidated financial statements, as follows (in thousands):

	Years Ended December 31,	
	2007	2006
Research and development	$1,562	$2,573
General and administrative	2,083	2,033
	$3,645	$4,606

The weighted-average estimated fair value of employee stock options granted during the years ended December 31, 2007 and 2006 was $1.76 and $3.11 per share, respectively, using the Black-Scholes model with the following assumptions:

	Years Ended December 31,	
	2007	2006
Expected volatility 2006 Plan	N/A	80.0%
Expected volatility 2003 Plan	74.1% to 76.7%	78.2% to 80.0%
Risk-free interest rate 2006 Plan	N/A	5.0%
Risk-free interest rate 2003 Plan	3.9% to 4.8%	4.6% to 5.0%
Dividend yield 2006 and 2003 Plans	0%	0%
Expected term 2006 Plan	N/A	5.2 years
Expected term 2003 Plan	5.3 to 6.1 years	5.8 to 6.1 years

Expected volatility is based on our historical volatility and the historical volatilities of the common stock of comparable publicly traded companies. The risk-free interest rate is based on the U.S. Treasury rates in effect at the time of grant for periods within the expected term of the award. Expected dividend yield is projected at zero, as we have not paid any dividends on our common stock since our inception and we do not anticipate paying dividends on our common stock in the foreseeable future. The expected term of at-the-money options granted is derived from the average midpoint between vesting and the contractual term, as described in SEC SAB No. 107, *Share-Based Payment*. The expected term for other options granted was determined by comparison to peer companies. As stock-based compensation expense recognized in our consolidated statement of operations for the year ended December 31, 2007 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The pre-vesting forfeiture rates for the year ended December 31, 2007 was based on historical forfeiture experience for similar levels of employees to whom the options were granted.

Options or stock awards issued to non-employees were recorded at their fair value in accordance with SFAS No. 123 or EITF 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services*, and expense is recognized upon measurement date commensurate with the determination of when service has been completed. We recorded stock-based compensation related to stock options issued to non-employees of approximately $29,000 and $1.0 million in the years ended December 31, 2007 and 2006, respectively.

Since we have net operating loss carryforwards as of December 31, 2007, no excess tax benefits for the tax deductions related to stock-based awards were recognized in the consolidated statement of operations. Additionally, no incremental tax benefits were recognized from stock options exercised during the years ended December 31, 2007 and 2006, respectively, that would have resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities.

Employee Stock Purchase Plan

We also have an Employee Stock Purchase Plan ("ESPP") which was assumed in our merger with CancerVax on May 5, 2006. The ESPP initially allowed for the issuance of up to 100,000 shares of our common stock, increasing annually on December 31 by the lesser of (i) 30,000 shares, (ii) 1% of the outstanding shares of our common stock on such date, or (iii) a lesser amount determined by our board of directors. Under the terms of the ESPP, employees can elect to have up to 20% of their annual compensation withheld to purchase shares of our common stock. The purchase price of the common stock is equal to 85% of the lower of the fair market value per share of our common stock on the commencement date of the applicable offering period or the purchase date. There were no shares purchased under the ESPP during 2007. At December 31, 2007, approximately 144,000 shares were available for future purchase under this plan.

Note 15. Related Parties

Loans to Related Parties

In addition to the stock subscription receivables described in Note 13 above, we granted unsecured loans to related parties and employees with interest rates ranging up to 6.0%. In the first quarter of 2007, these loans were either repaid in full or partially forgiven, resulting in compensation expense of $10,000.

Compensation Arrangement

We pay for a portion of the salary of one of our director's executive assistant. During the years ended December 31, 2007 and 2006, $38,000 and $25,000, respectively, was included in general and administrative expenses related to this arrangement.

Note 16. Financial Risk Management Objectives and Policies

Our principal financial instruments are comprised of short-term and long-term debt, convertible notes, capital leases and cash. We have various other financial instruments such as accounts receivable and accounts payable.

Foreign Currency Risk

We have transactional currency exposure. Such exposure arises from revenues generated in currencies other than our measurement currency. Approximately 17% and 50% of our revenue was denominated in U.S. dollars in 2007 and 2006, respectively. Although we have significant customers with the U.S. dollar as their functional currency, the majority of our transactions are contracted in, and a majority of our operations and expenses are denominated in, Euros (€). Rendered services contracted in U.S. dollars are exposed to movements in the U.S. $ to € exchange rates. Certain license fees and milestone payments are denominated in U.S. dollars. We have not engaged in foreign currency hedging transactions to manage this exchange rate exposure.

Credit and Liquidity Risk

Financial instruments that potentially subject us to credit and liquidity risk consist primarily of cash, cash equivalents and accounts receivable.

It is our policy to place all of our cash equivalents and deposits with high-credit quality issuers. In the event of a default by the institution holding the cash, cash equivalents and restricted cash, we are exposed to credit risk to the extent of the amounts recorded on the balance sheets. We continually monitor the credit quality of the financial institutions which are counterparts to our financial instruments.

Our accounts receivable are subject to credit risk as a result of customer concentrations.

Customers comprising greater than 10% of total revenues presented as a percentage of total revenues are as follows:

	December 31,	
	2007	2006
Merck Serono	22%	66%
MedImmune, Inc.	32%	19%
Nycomed	26%	—
Tracon	12%	—

We had unbilled accounts receivable of approximately $1,927,000 and $1,315,000 as of December 31, 2007 and 2006, respectively. The amounts are included in accounts receivable.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value based upon the expected short-term settlement of these instruments.

The valuation analysis of financial instruments essentially assumes that investors holding our underlying debt instruments face two risks that need to be reflected in the fair value ranges: (a) the risk of technical success of our research and development projects and technology and (b) the potential lack of funds to support our research and development projects and technology given our limited funds available as of the valuation dates ("Default Risk"). Our Default Risk is essentially represented by our future success in raising sufficient funds to support our research activities until our cash flow is no longer negative.

In determining fair values, we used a discounted cash flow model with current incremental borrowing rates for long-term debt and similar convertible debt instruments. The fair value of the warrants has been calculated using a Black-Scholes valuation model.

The estimates of fair value of the following financial instruments are summarized as follows (in thousands):

	December 31, 2007		December 31, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Curis, Inc. promissory note	$ —	$ —	$1,320	$1,154
MedImmune, Inc. promissory note due June 6, 2010	2,254	1,723	2,020	1,545
Bayern Kapital (silent partner) borrowings due December 31, 2006	—	—	586	585
TBG (silent partner) borrowings due December 31, 2008	2,401	2,275	2,015	2,168
TBFB (silent partner) borrowings repaid in August 2007	—	—	3,386	3,629
Warrants granted in 2007 Private Placement	5,219	5,219	—	—
	$9,874	$9,217	$9,327	$9,081

Note 17. License Agreements and Collaborations

We have entered into several license and collaboration agreements for our research and development programs. These agreements typically provide for the payment by us or to us of license fees, milestone payments, and royalties on net sales of product candidates developed and commercialized under these agreements, the most significant of which are outlined below:

Agreements Relevant for the Generation of Antibodies and for the BiTE® Antibody Platform in General

Purchase Agreement with Curis

In June 2001, we entered into an agreement with Curis to purchase certain single-chain antigen binding molecule patents and license rights from Curis. In exchange for these patent and license rights, we paid to Curis an initial license fee, issued to Curis shares of our common stock, and provided a convertible note in the amount of €4.1 million. In addition, we are obligated to pay royalties on net sales of products based on the acquired technology. We are also required to pay to Curis 20% of all "supplemental revenues" in excess of $8.0 million in the aggregate. "Supplemental Revenues" includes both (i) proceeds received by us as damages or settlements for infringement of the purchased technology, and (ii) amounts received by us from licensing or sublicensing the purchased technology. In October 2004, we exchanged the convertible note issued to Curis for an interest-free note in the amount of €4.5 million, or $5,6 million. As described in Note 19, the remaining balance was paid in the second quarter of 2007.

License Agreement with Enzon

In April 2002, we entered into a cross-license agreement with Enzon, Inc. (now Enzon Pharmaceuticals, Inc.) relating to each party's portfolio of patents relating to single-chain antibodies and their use in the treatment of disease. This agreement was amended and restated by mutual agreement of the parties in June 2004. Under the cross-license agreement, we receive a non-exclusive, royalty-bearing license under Enzon's single-chain antibody patent portfolio to exploit licensed products other than BiTE antibodies, as well as an exclusive, royalty-free license under such portfolio to exploit BiTE antibodies. We also granted to Enzon a non-exclusive, royalty-bearing license under our single-chain antibody patent portfolio to exploit licensed products; however, Enzon's right to use BiTE antibodies is limited to non-commercial research applications. Each party's license is subject to certain narrow exclusions for exclusive rights previously granted to third parties.

Each party is obligated to make milestone payments and pay royalties on net sales to the other party with respect to products that are covered by any patents within the consolidated patent portfolio, irrespective of which party owns the relevant patent(s). We do not owe a royalty under this agreement to Enzon on net sales of BiTE antibodies.

The term of the cross-license agreement continues until expiration of the last valid claim in the consolidated patent portfolio. Either party may terminate the agreement upon determination by a court of competent jurisdiction that the other party has committed a material breach of the agreement. Neither party had the right to unilaterally terminate the agreement without cause.

License Agreement with Cambridge Antibody Technology Limited and Enzon

In September 2003, we entered into a cross-license agreement with Cambridge Antibody Technology Limited ("CAT") and Enzon to provide each party access to the other parties' proprietary technology. This agreement superseded an existing cross-license arrangement among the parties. Pursuant to the current cross-license agreement, each party licenses to and from the others patents and know-how relating to the field of single-chain antibodies (in the case of licenses granted by Enzon and us) or phage display technology (in the case of licenses granted by CAT). This technology may be used by the parties for the research and development of antibody products in certain defined fields.

Pursuant to the cross-license agreement, we have the right to obtain a non-exclusive, worldwide license to use certain patented technology and know-how controlled by CAT in the field of phage display technology to develop and commercialize antibodies that bind to targets identified by us from time to time and cleared by CAT through a predetermined process designed to ensure the availability of the targets for licensing under the agreement.

CAT paid an initial license fee to us under this agreement. Additionally, CAT is obligated to pay to us and Enzon: (i) annual license maintenance fees and fees for sublicenses granted by CAT to third parties, and (ii) annual maintenance fees on each sublicense until the termination of such sublicense or the expiration of all licensed patents included in such sublicense, whichever occurs first. We and Enzon are obligated to pay to CAT maintenance and sublicense fees based on the use of the licensed phage display technology by our respective sublicensees.

Licensing of Single-Chain Antibody Patents

Exclusive IP Marketing Agreement with Enzon

In April 2002, we entered into an Exclusive IP Marketing Agreement with Enzon, which was amended and restated by the parties in June 2004. Under the 2004 agreement, we serve as the exclusive marketing partner for both parties' consolidated portfolio of patents relating to single-chain antibody technology licensed under the 2004 cross-license agreement (see above). Licensing revenues are shared equally with Enzon, as are associated marketing and legal costs.

The term of the Exclusive IP Marketing Agreement continues until expiration of the last valid claim in the consolidated patent portfolio. Either party may terminate the agreement upon determination by a court of competent jurisdiction that the other party has committed a material breach of the agreement. In addition, the Exclusive IP Marketing Agreement terminates automatically upon termination of the cross-license agreement between us and Enzon. After September 30, 2007, either party has the right to terminate the agreement unilaterally.

License Agreements with Various Parties pursuant to the Exclusive IP Marketing Agreement

Since April 2002, we have entered into several license agreements with third parties under the Enzon IP Marketing Agreement, and we have received license fees and milestone payments under several of these agreements. Licensees include Abbott Laboratories, Affitech AS, Alligator Bioscience AB, Antigenics, Inc., BioInvent AB, ESBATech AG, EvoGenix Pty Ltd., Haptogen Ltd., Merck & Co., and Viventia Barbados, Inc. We recorded $0.9 million and $1.9 million in revenues related to these license agreements for the years ended December 31, 2007 and 2006, respectively.

Agreements Relevant for Adecatumumab

License Agreement with Cambridge Antibody Technology Limited

In September 2003, we entered into an agreement with CAT granting us a non-exclusive, worldwide license to use certain patented technology and know-how controlled by CAT in the field of phage display technology to develop and commercialize antibodies binding to EpCAM, the target of adecatumumab. We paid an initial license fee, and we will make additional milestone payments and pay royalties based on net sales of adecatumumab.

License, Development, Manufacturing and Supply Agreement with CIMAB and YM BioSciences

In July 2004, CancerVax entered into license agreements with CIMAB, S.A., a Cuban corporation, and YM BioSciences, Inc., a Canadian corporation, whereby CancerVax obtained the exclusive rights to develop and commercialize three vaccine product candidates in a specific territory, including the U.S., Canada, Japan, Australia, New Zealand, Mexico and certain countries in Europe. Following the merger between Micromet AG and CancerVax, we decided to seek a suitable sublicensee to continue with the development of these vaccine programs. In October 2007, we amended the agreements to limit the territory for our commercialization rights to the U.S. against payment to us of $250,000 for the return of the ex-US rights to the licensors. In addition, we are currently evaluating different options for the disposition of the remaining rights in the U.S. In connection with the amendment of the license agreements, CIMAB agreed to waive the payment of a milestone payment and certain technology access fees in the aggregate amount of $1.2 million. Accordingly, $1.5 million is included in other income in our statement of operations for the year ended December 31, 2007.

Note 18. Research and Development Agreements

We have been party to the following significant research and development agreements related to its research and development strategy:

Merck Serono

In December 2004, we entered into a collaboration agreement with Ares Trading S.A., a wholly-owned subsidiary of Serono International S.A., a leading Swiss biotechnology firm that was acquired by Merck KGaA and that is now called Merck Serono Biopharmaceuticals S.A. Pursuant to the agreement, we granted Merck Serono a worldwide license under our relevant patents and know-how to develop, manufacture, commercialize and use adecatumumab for the prevention and treatment of any human disease. Merck Serono paid an initial license fee of $10.0 million and has made three milestone payments in the total amount of $12.0 million to date. The most recent milestone paid was a $10.0 million payment made in November 2006 after the delivery by us of the study reports on two phase 2a clinical trials conducted with adecatumumab. Overall, the agreement provides for Serono to pay up to $138.0 million in milestone payments (of which $12.0 million above has been paid to date) if adecatumumab is successfully developed and registered worldwide in at least three indications.

Under the terms of the agreement, Serono bears all costs of product development and manufacturing, subject to our participation right as described below. The original agreement provided that upon the completion of both phase 2 clinical studies in September 2006, Serono would assume the leading role in the management of any further clinical trials with adecatumumab, and at that time, we would have to decide whether or not to exercise our co-development option and participate in the costs and expenses of developing and selling adecatumumab in the United States or Europe. On November 24, 2006, we and Merck Serono amended the agreement to extend our leading role in the management of the clinical trials with adecatumumab until completion of the phase 1b clinical trial currently being conducted to evaluate the combination of adecatumumab and docetaxel in patients with metastatic breast cancer and the completion of an additional phase 1 clinical trial. The agreement defines this phase of the collaboration as the "Micromet Program." On October 29, 2007, we and Merck Serono further amended the agreement and reallocated certain of our respective development responsibilities with respect to adecatumumab. As part of the revised responsibilities, we now have all decision making authority and operational responsibility for the ongoing phase 1b clinical trial, as well as an additional clinical trial to be conducted by us. Merck Serono will continue to bear the development expenses associated with the collaboration in accordance with the agreed upon budget. Further, under the amended agreement we can exercise our co-development option and participate in the costs and expenses of developing and selling adecatumumab in the United States or Europe after the end of both the ongoing phase 1 clinical trial and the additional clinical trial. If we exercise our option, we will then share up to 50% of the development costs, as well as certain other expenses, depending on the territory for which we exercise our co-development option. The parties will co-promote and share the profits from sales of adecatumumab in the territories for which the parties shared the development costs. In the other territories, Merck Serono will pay a royalty on net sales of adecatumumab.

Merck Serono may not terminate the agreement until receipt by Merck Serono of the study reports for the ongoing phase 1 clinical trial and the additional clinical trial, and thereafter for convenience with prior notice. Either party may terminate for material breach or bankruptcy of the other. In the event of a termination of the agreement, all product rights will revert to us.

For accounting purposes, the deliverables within the license and collaboration agreement with Merck Serono have been considered for separation. The license granted and the payments for research and development services performed under the Micromet program of the collaboration agreement have been identified as a combined unit of accounting. Revenue related to the combined unit of accounting will be recognized using a proportionate performance model over the period of the Micromet program. Revenues related to product sales will be recognized when such sales occur.

Including milestone payments, we recognized revenues of approximately $4.1 million and $18.1 million associated with this license and collaboration agreement in the years ended December 31, 2007 and 2006, respectively.

Enzon

In April 2002, we entered into a multi-year strategic collaboration with Enzon to identify and develop the next generation of antibody-based therapeutics. In June 2004, we and Enzon amended and restated our collaboration to advance certain novel single-chain antibody ("SCA") therapeutics toward clinical development. During the first phase of the collaboration, between April 2002 and June 2004, the parties established a research and development unit at our facility and generated several new SCA compounds and monoclonal antibodies against targets in the field of inflammatory and autoimmune diseases.

On November 28, 2005, we and Enzon announced an agreement to end our collaboration. Under the termination agreement, Enzon made a final payment to us in satisfaction of its obligations under the collaboration. In addition, we received rights to the lead compound (MT203) generated within the scope of the collaboration and Enzon will receive royalties on any future resultant product sales. The termination of the research and development collaboration does not impact the other existing agreements between us and Enzon. We and Enzon will continue to market our combined complementary patent estates in the SCA field, and we remain the exclusive worldwide marketing partner as discussed in Note 17. We recorded no revenue associated with this collaboration agreement in the years ended December 31, 2007 or 2006.

MedImmune

On June 6, 2003, we entered into the following agreements with MedImmune:

MT103 Collaboration and License Agreement

We and MedImmune signed an agreement to jointly develop our B cell tumor drug, MT103, the most advanced representative of our BiTE platform. Under the terms of the collaboration and license agreement, MedImmune received a license to MT103 and assumed responsibility for clinical development, registration and commercialization of MT103 in North America. As part of the agreement, MedImmune is developing the commercial manufacturing process and will supply clinical trial material as well as commercial products for all markets. We retained all rights to MT103 outside of North America. We will receive milestone payments based on the successful development, filing, registration and marketing of MT103, as well as royalties on MedImmune's North American sales of the product. In addition, MedImmune covered certain development costs incurred by us in support of the Investigational New Drug ("IND") application filing for MT103 made in September 2006. After submission of the IND, the parties will share development costs of jointly conducted clinical trials in accordance with the applicable provisions of the agreement.

We recorded revenue of approximately $3.0 million and $2.8 million associated with this agreement in the years ended December 31, 2007 and 2006, respectively.

BiTE Research Collaboration Agreement

In June 2003, we entered in a BiTE Research Collaboration Agreement with MedImmune pursuant to which we have generated MT111, a BiTE antibody binding to carcinoembryonic antigen (CEA), and a BiTE antibody binding to tyrosine kinase EphA2. MedImmune is obligated to make milestone payments and pay royalties to us on net sales of the product candidates developed pursuant to this agreement. Furthermore, we have retained the exclusive right to commercialize MT111 in Europe, and we also have retained the option to obtain the right to co-promote the EphA2 BiTE antibody in Europe. MedImmune is obligated to reimburse any development costs incurred by us for MT111 up to the completion of phase 1 clinical trials, and is responsible for all development costs for the EphA2 BiTE antibody.

We recorded revenue of approximately $3.0 million and $2.5 million associated with this agreement in the years ended December 31, 2007 and 2006, respectively.

Nycomed

In May 2007, we entered into a Collaboration and License Agreement with Nycomed A/S under which we and Nycomed will collaborate exclusively with each other on the development of MT203 and other antibodies that neutralize granulocyte macrophage colony-stimulating factor (GM-CSF) and that may be useful for the treatment of inflammatory and autoimmune diseases. Under the terms of the agreement, we received an upfront license fee of €5 million, or $6.7 million as of the payment date, and are eligible to receive research and development reimbursements and payments upon the achievement of development milestones of more than €120 million in the aggregate. We are also eligible to receive royalties on worldwide sales of MT203 and other products that may be developed under the agreement. We are responsible for performing preclinical development, process development and manufacturing of MT203 for early clinical trials, and Nycomed will be responsible for clinical development and commercialization of the product candidate on a worldwide basis. Nycomed will bear the cost of development activities and reimburse us for our expenses incurred in connection with the development program. The term of the agreement expires upon the satisfaction of all payment obligations of each party under the agreement. After completion of certain preclinical development steps, Nycomed may terminate the agreement at any time upon a specified prior notice period, and either party may terminate the agreement for material breach by the other party. In the event of termination, all product rights would revert back to us under the agreement.

During the year ended December 31, 2007, we recorded revenue of approximately $4.8 million associated with this agreement.

TRACON

In March 2007, we entered into an agreement with TRACON Pharmaceuticals, Inc., under which we granted TRACON an exclusive, worldwide license to develop and commercialize MT293. Under the agreement, TRACON also has an option to expand the license to include one specific additional antibody, and upon the exercise of the option, the financial and other terms applicable to MT293 would become applicable to such other antibody. Under the terms of the agreement, TRACON will be responsible for the development and commercialization of MT293 on a worldwide basis, as well as the costs and expenses associated with such activities. We will transfer to TRACON certain materials, including the stock of MT293 clinical trial materials, stored at our contract manufacturer. TRACON is obligated to pay us an upfront license fee, make development and sales milestone payments, and pay a royalty on worldwide net sales of MT293. In addition, TRACON will make certain payments for the delivery of the materials and has an obligation to pay us a portion of sublicensing revenues, which portion decreases based on the timepoint in the development of MT293 when TRACON enters into the sublicense agreement. If MT293 is successfully developed and commercialized in three indications in three major markets, we would be entitled to receive total payments, exclusive of royalties on net sales, of more than $100 million. TRACON may terminate the agreement at any time upon a specified prior notice period, and either party may terminate the agreement for material breach by the other party. In the event of termination, all product rights would revert back to us under the agreement.

During the year ended December 31, 2007, we recorded revenue of approximately $2.2 million associated with this agreement.

Rentschler Biotechnologie

In September 2002, we entered into a process development agreement with Rentschler Biotechnology GmbH ("Rentschler") to establish fermentation and down-stream processing procedures under Good Manufacturing Practices ("GMP") requirements in the 250L fermenter scale for the adecatumumab program. This agreement was amended on August 19, 2004 by a new production agreement for clinical trial material. Under the terms of the new agreement, the drug substance is billed at a fixed price per gram in accordance with the contractual specifications.

In October 2007, we entered into a process development agreement with Rentschler to establish fermentation and down-stream processing procedures under GMP requirements in the 500L fermenter scale including manufacturing of early clinical material for the MT203 program.

We recorded expenses of approximately $1.3 million and $0.5 million in the years ended December 31, 2007 and 2006, respectively, related to these agreements, which are included in research and development expenses in the consolidated statements of operations.

Bayer HealthCare

In October 2006, we entered into a process development agreement with Bayer HealthCare to establish fermentation and down-stream processing procedures under GMP requirements in the 200L fermenter scale for the MT110 program. This agreement also includes manufacturing of early clinical trial material.

We recorded expenses of approximately $0.7 million and $0.4 million in the years ended December 31, 2007 and 2006, respectively, related to this agreement, which is included in research and development expenses in the consolidated statements of operations.

Other Licensing and Research and Development Agreements

As a result of our merger with CancerVax, we also assumed licensing and research and development agreements with various universities, research organizations and other third parties under which we have received licenses to certain intellectual property, scientific know-how and technology. In consideration for the licenses received, we are required to pay license and research support fees, milestone payments upon the achievement of certain success-based objectives or royalties on future sales of commercialized products, if any. We may also be required to pay minimum annual royalties and the costs associated with the prosecution and maintenance of the patents covering the licensed technology.

Note 19. Legal Proceedings

Cell Therapeutics/Novuspharma

On January 2, 2004, our collaborator, Novuspharma S.p.A., was acquired by Cell Therapeutics, Inc. ("CTI"). Subsequently, CTI management announced that it would not make any payments to us for outstanding invoices and contractual obligations. At that date, €4.9 million of invoices submitted for payment to Novuspharma were unpaid. As collectibility was not reasonably assured, we did not record revenues and receivables related to these unpaid invoices.

On February 10, 2004, the collaboration agreement with CTI was terminated on the basis of the failure of CTI to meet its contractual payment obligations. On the same date, we commenced legal proceedings against CTI for breach of contract. On February 23, 2004, CTI filed a counterclaim against us. Based on its assessment of the contract, management believed that we would prevail against the countersuit, and therefore no financial provisions were made in our financial statements. In December 2005, the parties submitted the dispute to non-binding mediation. This mediation led to a settlement agreement with CTI on May 3, 2006, pursuant to which CTI made a payment of $1.9 million to Micromet AG. The settlement payment was included in collaboration revenue during the year ended December 31, 2006 because the amount would have been recorded as collaboration revenue had the original contract been fulfilled.

Curis

On October 2, 2006, a court-proposed settlement agreement with Curis, Inc. became effective that resolved a lawsuit initiated by Curis against Micromet AG in a German court regarding the repayment of an outstanding promissory note in the remaining principal amount of €2.0 million. Curis had requested immediate repayment of this amount at the time of the merger between CancerVax and Micromet AG in May 2006. We had disagreed with Curis's interpretation of the repayment terms of the promissory note. In accordance with the settlement, we paid Curis €1.0 million in October 2006, and paid €0.8 million on April 18, 2007. The payments were made by us without any interest charges.

Patent Opposition in Europe

Micromet AG's patent EP1071752B1 was opposed under Articles 99 and 100 of the European Patent Convention ("EPC"), by Affimed Therapeutics AG in March 2004. The opponent alleged that the patent does not fulfill the requirements of the EPC. On January 19, 2006, the Opposition Division of the European Patent Office ("EPO") revoked the opposition in oral proceedings according to Article 116 of the EPC and maintained the patent as granted. The opponent filed a notice of appeal on May 30, 2006. On August 7, 2006, Micromet AG and Affimed entered into a settlement agreement pursuant to which Micromet AG reimbursed Affimed for a portion of its legal costs in the amount of €75,000, or $96,000, and Affimed agreed to withdraw the opposition. We were notified of the closure of appeal proceedings by the EPO on November 11, 2006.

Other Matters

We are involved in certain claims and inquiries that are routine to our business. Legal proceedings tend to be unpredictable and costly. Based on currently available information, we believe that the resolution of pending claims, regulatory inquiries and legal proceedings will not have a material effect on our operating results, financial position or liquidity position.

Note 20. Segment Disclosures

We operate in only one segment, which primarily focuses on the discovery and development of antibody-based drug candidates using proprietary technologies.

Revenues:

The geographic composition of revenues for each of the years ended December 31, 2007 and 2006 were as follows (in thousands):

	2007	2006
United States	$ 8,678	$ 5,762
Germany	4,936	—
Switzerland	4,282	20,271
All others	488	1,550
	$18,384	$27,583

Long-lived Assets:

All long-lived assets for the years ended December 31, 2007 and 2006 were located in Germany, except for $133,000 and $19,000 located in the U.S. as of December 31, 2007 and 2006, respectively.

Note 21. Quarterly Financial Data (unaudited)

The following quarterly financial data, in the opinion of management, reflects all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of results for the periods presented (in thousands, except per share amounts):

	Year Ended December 31, 2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues	$ 2,770	$ 3,066	$ 5,563	$ 6,985
Total operating expenses	10,272	11,084	9,204	13,061
Loss from operations	(7,502)	(8,018)	(3,641)	(6,076)
Net loss attributable to common stockholders	(7,590)	(6,469)	(2,268)	(3,799)
Basic and diluted net loss per common share	(0.24)	(0.20)	(0.06)	(0.09)

	Year Ended December 31, 2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenues[(1)]	$ 4,123	$ 5,017	$ 4,636	$13,807
Total operating expenses[(2)]	5,736	34,386	10,152	10,880
Income (loss) from operations	(1,613)	(29,369)	(5,516)	2,927
Net income (loss)	(2,166)	(29,455)	(5,766)	3,395
Basic net income (loss) per common share	(0.12)	(1.18)	(0.19)	0.11
Diluted net income (loss) per common share	(0.12)	(1.18)	(0.19)	0.11

(1) Included in revenues in the 4th quarter of 2006 is the receipt of a Merck Serono milestone payment of $10.0 million under our collaboration agreement.

(2) Included in total operating expenses in the 2nd quarter of 2006 is a write-off of in-process research and development of $20.9 million, which was recorded as an expense immediately upon completion of the merger.


Mixed Sources
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MICROMET, INC.

6707 Democracy Boulevard
Suite 505
Bethesda, Maryland 20817

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On June 27, 2008

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Micromet, Inc., a Delaware corporation (the "Company"). The meeting will be held on Friday, June 27, 2008 at 1:00 p.m. local time at the Marriott Suites Bethesda, 6711 Democracy Boulevard, Bethesda, Maryland for the following purposes:

1. To elect three Class II directors to hold office until the 2011 Annual Meeting of Stockholders.

2. To ratify the selection by the audit committee of the board of directors of Ernst & Young LLP as independent auditors of the Company for its fiscal year ending December 31, 2008.

3. To conduct any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is April 28, 2008. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

By Order of the Board of Directors

Matthias Alder
Secretary

Bethesda, Maryland
April 29, 2008

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy, or vote over the telephone or the Internet as instructed in these materials, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

MICROMET, INC.

6707 Democracy Boulevard
Suite 505
Bethesda, Maryland 20817

PROXY STATEMENT

FOR THE 2008 ANNUAL MEETING OF STOCKHOLDERS
June 27, 2008

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We have sent you this proxy statement and the enclosed proxy card because the board of directors of Micromet, Inc. (sometimes referred to as the "Company" or "Micromet") is soliciting your proxy to vote at the 2008 Annual Meeting of Stockholders, including at any adjournment or postponement of the meeting. You are invited to attend the annual meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card, or follow the instructions contained in these materials to submit your proxy over the telephone or on the Internet.

The Company intends to mail this proxy statement and accompanying proxy card on or about April 29, 2008 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 28, 2008 will be entitled to vote at the annual meeting. On this record date, there were 40,828,759 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on April 28, 2008 your shares were registered directly in your name with Micromet's transfer agent, Mellon Investor Services, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card or vote by proxy over the telephone or on the Internet as instructed in these materials to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on April 28, 2008 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are three matters scheduled for a vote:

1. Election of three Class II directors to hold office until the 2011 Annual Meeting of Stockholders; and

2. Ratification of the audit committee of the board of directors' selection of Ernst & Young LLP as independent auditors of the Company for its fiscal year ending December 31, 2008.

How do I vote?

You may either vote "For" all the nominees to the board of directors or you may "Withhold" your vote for any nominee you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the annual meeting, vote by proxy using the enclosed proxy card, vote by proxy over the telephone, or vote by proxy on the Internet. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct.
- To vote over the telephone, dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 pm, June 26, 2008 to be counted.
- To vote on the Internet, go to http://www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the company number and control number from the enclosed proxy card. Your vote must be received by 11:59 pm, June 26, 2008 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from Micromet. Simply complete and mail the proxy card to ensure that your vote is counted. Alternatively, you may vote by telephone or over the Internet as instructed by your broker or bank. To vote in person at the annual meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

We provide Internet proxy voting to allow you to vote your shares on-line, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of April 28, 2008.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all three nominees for director and "For" the ratification of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2008. If any other matter is properly presented at the meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return **each** proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.
- You may send a timely written notice that you are revoking your proxy to Micromet's corporate secretary at 6707 Democracy Boulevard, Suite 505, Bethesda, Maryland 20817.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 31, 2008, to the Company's corporate secretary, at 6707 Democracy Boulevard, Suite 505, Bethesda, Maryland 20817.

If you wish to bring business, other than through a stockholder proposal, before the 2009 Annual Meeting of Stockholders, you should deliver your notice to the corporate secretary at the address above not later than the close of business on March 29, 2009 nor earlier than the close of business on February 27, 2009; provided, however, that in the event that the date of the 2009 annual meeting is before May 28, 2009 or after August 26, 2009, your notice must be delivered not earlier than the close of business on the one hundred twentieth day prior to such annual meeting and not later than the close of business on the later of the ninetieth day prior to such annual meeting or the tenth day following the earlier of (i) the day on which notice of the meeting was mailed or (ii) the date public announcement of the date of such meeting is first made by the Company. In no event will the public announcement of an adjournment or postponement of the 2009 annual meeting commence a new time period (or extend any time period) for the giving of your notice as described above.

Your notice must set forth: (a) as to each person whom you propose to nominate for election or re-election as a director, all information relating to that person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14a-101 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that you propose to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the Company's bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of yours or of the beneficial owner, if any, on whose behalf the nomination or proposal is made; and (c) as to you and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) your name and address or that of such beneficial owner, (ii) the class and number of shares of capital stock of the Company which are owned beneficially and of record by you and such beneficial owner, (iii) a representation that you are a holder of record of stock of the Company entitled to vote at such meeting and you intend to appear in person or by proxy at the meeting to propose such business or nomination and (iv) a representation whether you or the beneficial owner, if any, intends or is part of a group which intends (y) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (z) otherwise to solicit proxies from stockholders in support of such proposal or nomination. The foregoing notice requirements shall be deemed satisfied by you if you have notified the Company of your intention to present a proposal at the 2009 annual meeting in compliance with Rule 14a-8 (or any successor thereof) under the Exchange Act and your proposal has been included in a proxy statement that has been prepared by the Company to solicit proxies for such annual meeting.

The Company may also require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Company.

You are also advised to review the Company's Amended and Restated Bylaws, filed with the United States Securities and Exchange Commission ("SEC") as an exhibit to a Current Report on Form 8-K on October 9, 2007, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

What are "broker non-votes"?

Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed "non-routine." Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under the rules and interpretations of the New York Stock Exchange, "non-routine" matters are generally those involving a contest or a matter that may substantially affect the rights or privileges of stockholders, such as mergers or stockholder proposals.

How many votes are needed to approve each proposal?

- For the election of directors, Proposal No. 1, the three nominees receiving the most "For" votes from the holders of votes of shares present in person or represented by proxy and entitled to vote on the election of directors will be elected. Only votes "For" or "Withheld" will affect the outcome.
- To be approved, Proposal No. 2, the ratification of the selection of the Company's independent accountants, must receive "For" votes from the holders of a majority of shares present in person or represented by proxy and entitled to vote. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares are present at the meeting in person or represented by proxy. On the record date, there were 40,828,759 shares outstanding and entitled to vote. Therefore, the holders of 20,414,380 shares must be present in person or represented by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present at the meeting in person or represented by proxy may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in the Company's Quarterly Report on Form 10-Q for the second quarter of 2008.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Micromet's board of directors is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the board may be filled only by persons elected by a majority of the remaining directors. A director elected by the board to fill a vacancy in a class, including any vacancies created by any increase in the number of directors, shall serve for the remainder of the full term of that class and until the director's successor is elected and qualified.

The board of directors presently has nine members. There are three directors in the class whose term of office expires in 2008: Dr. Christian Itin, Dr. Peter Johann and Mr. Joseph P. Slattery. Each of the nominees listed below is currently a director of the company, although only Dr. Itin and Dr. Peter Johann were previously elected by the stockholders. Mr. Slattery was appointed to the board of directors in November 2007, at the recommendation of the nominating & corporate governance committee. Mr. Slattery was brought to the attention of the nominating & corporate governance committee by the Company's outside counsel. If elected at the annual meeting, each of these nominees would serve until the 2011 annual meeting and until his successor is elected and has qualified, or, if sooner, until the director's death, resignation or removal. It is the Company's policy to encourage directors and nominees for director to attend the annual meeting. All of the current directors of the Company who were in office at the time of the 2007 Annual Meeting of Stockholders attended the annual meeting.

Directors are elected by a plurality of the votes of the holders of shares present in person or represented by proxy and entitled to vote on the election of directors. The three nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, your shares will be voted for the election of a substitute nominee proposed by the board of directors. Each person nominated for election has agreed to serve if elected. Our management has no reason to believe that any nominee will be unable to serve.

The following is a brief biography of each nominee and each director whose term will continue after the annual meeting. Ages presented are as of April 29, 2008.

NOMINEES FOR ELECTION FOR A THREE-YEAR TERM EXPIRING AT THE 2011 ANNUAL MEETING

Christian Itin, Ph.D.

Christian Itin, Ph.D., age 43, has served as our Chief Executive Officer and as a director since the merger of Micromet AG and CancerVax Corporation in May 2006. Dr. Itin has also served in the following capacities with our subsidiary Micromet AG prior to the merger: Chief Executive Officer from March 2004 to May 2006, Chief Business Officer from April 2002 to March 2004, Vice President of Business and Corporate Development from September 2001 to April 2002, Vice President of Corporate Development from September 2000 to September 2001 and Head of IP and Licensing from September 1999 to September 2000. Before joining Micromet, Dr. Itin was a co-founder of Zyomyx, Inc. (Hayward, CA, USA), a protein chip company. Dr. Itin received a Diploma in biology and a Ph.D. in cell biology from the University of Basel, Switzerland. In addition, he also performed post-doctoral research at the Biocenter of Basel University and at Stanford University School of Medicine.

Peter Johann, Ph.D.

Peter Johann, Ph.D., age 50, has served as a member of our board of directors since July 2006. Dr. Johann is a Managing General Partner of NGN Capital. He joined NGN Capital from Boehringer Ingelheim where from August 2000 to July 2004 he served as the Division Head of Corporate Development responsible for strategic planning, strategic projects, mergers and acquisitions, business development and licensing. Prior to this, Dr. Johann served from July 1998 to July 2000 at F. Hoffmann-La Roche as Global Business Leader where he led global business teams and was responsible for global marketing of oncology products as well as evaluation of pipeline products from internal and external sources. Dr. Johann joined Roche from Boehringer Mannheim where he was Head of Business Development and Marketing of Molecular Medicine LLC from January 1996 to June 1998. In addition to marketing and licensing activities, Dr. Johann was involved in establishing and managing joint venture companies as a member of the supervisory boards of Molecular Medicine LLC and MolMed SpA. Dr. Johann held various positions in the fields of marketing, sales and business development with Boehringer Mannheim Biochemicals, Kaneka and Röhm between August 1985 and December 1995. Dr. Johann obtained his Ph.D. from the Technical University of Munich. Dr. Johann is a director of NitecPharma AG, a specialty pharmaceutical company located in Switzerland, and of NaniRx Therapeutics, an early stage private company in New York, and has served as a member of the supervisory board of Jerini AG, a publicly held biopharmaceuticals company located in Germany, and an observer to the board of Santhera Pharmaceuticals Holding Ltd., a publicly held Swiss specialty pharmaceutical company.

Joseph P. Slattery

Joseph P. Slattery, age 43, has served as a member of our board of directors since November 2007. Mr. Slattery was Chief Financial Officer and Senior Vice President of Digene Corporation, a publicly held medical diagnostics company that was acquired by Qiagen, N.V. in July 2007, where he was responsible for the financial, accounting, project management, information technology and legal functions. Prior to his appointment as Chief Financial Officer in 2006, Mr. Slattery served as Digene's Senior Vice President, Finance and Information Systems beginning in 2002, and previously held the positions of Controller and Vice President, Finance since joining Digene in 1996 prior to the company's initial public offering. Mr. Slattery currently serves as a director and Chairman of the Audit Committee of TranS1, Inc., a publicly traded medical device company focused on designing, developing and marketing products that implement its proprietary minimally invasive surgical approach to treat degenerative disc disease affecting the lower lumbar region of the spine. Mr. Slattery received a B.S. degree in accountancy from Bentley College and is a certified public accountant.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH NAMED NOMINEE

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2009 ANNUAL MEETING

David F. Hale

David F. Hale, age 59, has been Chairman of the Board since May 2006. He served as CancerVax's President and Chief Executive Officer from October 2000 to the closing of the merger with Micromet AG in May 2006, and served as a member of CancerVax's board of directors from December 2000 to May 2006 when he became Chairman. Mr. Hale was appointed Executive Chairman in December 2007 and Interim Chief Executive Officer in January 2008 of Somaxon Pharmaceuticals, Inc., a publicly traded biopharmaceutical company, where he was a co-founder and previously Chairman. From January 1998 to May 2000, Mr. Hale served as President and Chief Executive Officer of Women First HealthCare, Inc., a publicly traded specialty pharmaceuticals company. Prior to joining Women First HealthCare, Mr. Hale served from May 1987 to November 1997 as Chairman, President and Chief Executive Officer of Gensia, Inc., a publicly-held biopharmaceutical company, which merged with Sicor, Inc., to form GensiaSicor, Inc., and which was acquired by Teva Pharmaceutical Industries Limited. He also served from February 1987 to September 1995 as Chairman of Viagene, Inc., a publicly held biotechnology company that was acquired by Chiron, Inc. Mr. Hale served from April 1982 to May 1987 as President, Chief Executive Officer and Chief Operating Officer with Hybritech, Inc., a publicly-traded biotechnology company that was acquired by Eli Lilly and Co. in 1986. Prior to joining Hybritech, Mr. Hale served from January 1980 to April 1982 as Vice President, Sales and Marketing and then as Vice President and General Manager with BBL Microbiology Systems, a division of Becton, Dickinson & Co. From March 1971 to December 1980, Mr. Hale held various marketing and sales management positions with Ortho Pharmaceutical Corporation, a division of Johnson & Johnson, Inc. Mr. Hale currently serves as Chairman of the board of directors of Santarus, Inc., and as a director of Metabasis Therapeutics, Inc., a publicly traded biopharmaceutical company, as Executive Chairman of SkinMedica, Inc., and as a director of

Verus Pharmaceuticals, Inc. Mr. Hale is also a director of the Biotechnology Industry Organization, BIOCOM, the California Healthcare Institute, the Burnham Institute and is a co-founder and chairman of CONNECT. Mr. Hale received a B.A. in biology and chemistry from Jacksonville State University.

Michael G. Carter, M.B., Ch.B., F.R.C.P. (Edinburgh)

Michael G. Carter, M.B., Ch.B., F.R.C.P. (Edinburgh), age 70, served as a member of CancerVax's board of directors from February 2001 to May 2006 and has continued as a director of the Company following the merger with Micromet AG. Prior to the merger, Dr. Carter was a member of the supervisory board of Micromet AG. Dr. Carter is a venture partner at SV Life Sciences Advisers LLP and a member of the advisory board of Paul Capital Royalty Fund. Dr. Carter retired from Zeneca, PLC, a publicly traded global pharmaceutical company and predecessor of AstraZeneca, in 1998, where he had been on the pharmaceutical board. Dr. Carter served at Zeneca as International Medical Director from 1986 to 1989 and as International Marketing Director from 1990 to 1995. Under his direction, Zeneca developed and launched numerous drugs including Casodex™, the most widely prescribed anti-androgen for prostate cancer therapy in the U.S.; Zoladex™, an LHRH analogue for prostate cancer and breast cancer; and Arimidex™, the first new generation aromatase inhibitor for breast cancer. Dr. Carter also contributed to the post-marketing development of tamoxifen, the first selective estrogen receptor modulator approved for the treatment of breast cancer. From 1985 to 1995, Dr. Carter served as a member of the U.K. Government's Medicines Commission. From 1976 to 1984, Dr. Carter held several positions with Roche Products, Ltd, including head of Medical Development and Medical Affairs and Director of the Pharmaceutical Division. Dr. Carter currently serves as a Director of several European and US biopharmaceutical companies, including Fulcrum Pharmaceuticals PLC, a publicly held company in the United Kingdom, as Chairman of the board of directors of Metris Therapeutics, Ltd., a biotechnology firm specializing in women's healthcare, and as a member of the boards of directors of Santarus, Inc. and GTx, Inc., both publicly held biotechnology companies. Dr. Carter is an Elected Fellow of the Royal Pharmaceutical Society, Faculty of Pharmaceutical Medicine, and of the Royal College of Physicians of Edinburgh. Dr. Carter received a bachelor's degree in Pharmacy from London University (U.K.) and a medical degree from Sheffield University Medical School (U.K.).

John E. Berriman

John E. Berriman, age 60, has served as a member of our board of directors since the closing of the merger with Micromet AG in May 2006. Prior to the merger, Mr. Berriman was a member of the supervisory board of Micromet AG. Since May 2004, Mr. Berriman has been a consultant and a non-executive director of a number of private and public biotech companies, including Algeta ASA (Chairman) and Ablynx NV. He served as executive deputy chairman of Oxxon Therapeutics, Inc. until its sale to Oxford BioMedica in May 2007. Mr. Berriman served as a member of the board of directors of Alnylam Pharmaceuticals, Inc., a publicly held company, from July 2003 until December 2005. From August 2001 until May 2004, Mr. Berriman served as a director of Abingworth Management, a venture capital firm specializing in life science biomedical companies. Mr. Berriman was a consultant to Abingworth Management from March 1997 to August 2001. From 1989 until 1996 Mr. Berriman was an executive director of Celltech plc. He has a degree in Chemical Engineering from the University of Cambridge and an MBA from the London Business School.

DIRECTORS CONTINUING IN OFFICE UNTIL THE 2010 ANNUAL MEETING

Jerry C. Benjamin

Jerry C. Benjamin, age 67, has served as a member of our board of directors since the merger with Micromet AG in May 2006. Prior to the merger, Mr. Benjamin was a member of the supervisory board of Micromet AG. Mr. Benjamin has been a General Partner of Advent Venture Partners, a venture capital management firm in London, since 1985. Mr. Benjamin also serves on the board of directors of Orthofix International N.V., an international orthopedics company listed on the NASDAQ Global Market. In the past, Mr. Benjamin has been a director of a number of public and private healthcare companies.

Barclay A. Phillips

Barclay A. Phillips, age 45, served as a member of CancerVax's board of directors from December 2000 to May 2006 and has continued as a director of the Company following the merger with Micromet AG. From 1999 to the present, Mr. Phillips has been a Managing Director of Vector Fund Management. From 1991 to 1999, Mr. Phillips served in various roles including Director of Private Placements and Biotechnology Analyst for INVESCO Funds Group, Inc. From 1985 to 1990, Mr. Phillips held positions in sales and trading with Paine Webber, Inc. and Shearson Lehman Hutton, Inc. Over the last ten years, Mr. Phillips has held board positions for a number of public and private companies and currently serves as a director of Acorda Therapeutics, Inc., a publicly traded biopharmaceutical company. Mr. Phillips received a B.A. in economics from the University of Colorado in Boulder.

Otello Stampacchia, Ph.D.

Otello Stampacchia, Ph.D., age 38, has served as a member of our board of directors since the merger with Micromet AG in May 2006. Prior to the merger, Dr. Stampacchia was a member of the supervisory board of Micromet AG. Dr. Stampacchia has been an Adviser to Omega Fund since 2005. The Omega Fund acquires ownership interests in public and private biopharmaceutical and device companies, focusing on Western Europe and the United States. Dr. Stampacchia has been involved in various advisory activities in biotechnology since 2001. Previously, Dr. Stampacchia was a member of the health care Corporate Finance and M&A team at Goldman Sachs International in London, and he also helped initiate the health care investment activities of Index Securities (now Index Ventures). Dr. Stampacchia has a Ph.D. in Molecular Biology from the University of Geneva (Switzerland), a European Doctorate in Biotechnology (EDBT) from the European Association for Higher Education in Biotechnology, and a M.Sc. in Genetics from the University of Pavia (Italy).

Information Regarding the Board of Directors and Corporate Governance

Independence of The Board of Directors

As required under the NASDAQ Stock Market ("NASDAQ") listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. The board consults with the Company's counsel to ensure that the board's determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the NASDAQ, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members, and the Company, its senior management and its independent auditors, the board has affirmatively determined that all of the Company's directors, with the exception of Dr. Itin and Mr. Hale, are independent directors within the meaning of the applicable NASDAQ listing standards. Dr. Itin, the Company's President and Chief Executive Officer, is not an independent director by virtue of his current employment with the Company. Mr. Hale is not an independent director as a result of his serving as president and chief executive officer of CancerVax until May 2006.

Meetings of the Board of Directors

The board of directors met fourteen times during the last fiscal year. Each director attended 75% or more of the board meetings held during the period in which he or she was a director. Further, each director attended 75% or more of the aggregate of the meetings of the board and of the committees on which he served.

Information Regarding Committees of the Board of Directors

The board of directors has established three committees: an audit committee, a compensation committee, and a nominating & corporate governance committee. The following table provides membership and meeting information for fiscal year 2007 for each of the board committees:

Name	Audit	Compensation	Nominating & Corporate Governance
Mr. Jerry C. Benjamin		X*	X
Mr. John E. Berriman	X	X	
Dr. Michael G. Carter		X	X
Mr. David F. Hale			
Dr. Christian Itin			
Dr. Peter Johann		X	
Mr. Barclay A. Phillips	X		X*
Mr. Phillip M. Schneider(1)	X*		
Dr. Otello Stampacchia		X	
Mr. Joseph P. Slattery	X*		
Total meetings in fiscal year 2007	6	4	9

(1) Mr. Schneider resigned from the board effective November 16, 2007 and was succeeded by Mr. Slattery on the same date.

* Committee Chairperson

Below is a description of each committee of the board of directors. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The board of directors has determined that each member of each committee meets the applicable NASDAQ rules and regulations regarding "independence" and that each member is free of any relationship that would impair his individual exercise of independent judgment with regard to the Company.

Audit Committee

The audit committee of the board of directors was established by the board in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee the Company's corporate accounting and financial reporting processes and audits of its financial statements. In 2007, the audit committee was composed of three directors: Mr. Schneider, who was succeeded as chairman by Mr. Slattery in November 2007, and Messrs. Berriman and Phillips. The audit committee has adopted a written charter that is available to stockholders on the Company's website at http://www.micromet-inc.com. The information contained on the website is not incorporated by reference in, or considered part of, this proxy statement.

Pursuant to its charter, the purpose of the audit committee is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company on behalf of the board of directors and report the results of its activities to the board. In carrying out these responsibilities, the audit committee, among other things:

- evaluates the performance of and assesses the qualifications of the independent auditors;
- determines and approves the engagement of the independent auditors;
- determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors;
- reviews and approves the retention of the independent auditors to perform any permissible non-audit services;

- monitors the rotation of partners of the independent auditors on the Company's audit engagement team as required by law;
- reviews and approves or rejects transactions between the Company and any related persons;
- confers with management and the independent auditors regarding the effectiveness of internal controls over financial reporting;
- reviews the procedures established by the Company for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and
- meets to review the Company's annual audited financial statements and quarterly financial statements with management and the independent auditors, including reviewing the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The board of directors reviews the NASDAQ listing standards definition of independence for audit committee members on an annual basis and has determined that all members of the Company's audit committee are independent (as independence is currently defined in Rules 4350(d)(2)(A)(i) and (ii) of the NASDAQ listing standards). The board of directors has also determined that Mr. Slattery qualifies as an "audit committee financial expert" as defined in applicable SEC rules. The board made a qualitative assessment of Mr. Slattery's level of knowledge and experience based on a number of factors, including his formal education and experience as a chief financial officer for a public reporting company.

The audit committee met six times during fiscal year 2007. The audit committee's agenda for each meeting was established by the audit committee's chairman and the Company's chief financial officer. The audit committee meetings included discussion of significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. The audit committee's meetings included, whenever appropriate, executive sessions in which the audit committee met separately with the Company's independent auditors and the Company's chief financial officer.

The audit committee is updated quarterly on management's process to assess the adequacy of the Company's system of internal control over financial reporting, the framework used to make the assessment, and management's conclusions on the effectiveness of the Company's internal control over financial reporting. The audit committee has also discussed with the independent auditors the Company's internal control assessment process, management's assessment with respect thereto and the independent auditors' evaluation of the Company's system of internal control over financial reporting.

In March, 2008, the audit committee recommended to the board of directors the engagement of Ernst & Young LLP as our independent auditors for the year ending December 31, 2008, and reviewed with senior members of the Company's financial management team and the independent auditors the overall audit scope and plans and the results of external audit examinations. Although the audit committee has the sole authority to appoint the independent auditors, the audit committee will continue its practice of recommending that the board of directors ask the Company's stockholders, at the annual meeting, to ratify their appointment of the Company's independent auditors.

Report of the Audit Committee of the Board of Directors[1]

As part of its oversight of the Company's financial statements, the audit committee reviews and discusses with both management and the Company's independent registered public accountants all annual and quarterly financial statements prior to their issuance, including the audited financial statements for the fiscal year ended December 31,

---

[1] The material in this report of the audit committee is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

2007. During fiscal year 2007, management advised the audit committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the audit committee. These reviews included discussion with the independent registered public accountants of matters required to be discussed pursuant to *Statement on Auditing Standards No. 61 (Communication with Audit Committees)*, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T, including the quality of the Company's accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The audit committee also discussed with Ernst & Young AG WPG matters relating to its independence, including a review of audit and non-audit fees and the written disclosures and letter from Ernst & Young AG WPG to the committee required by *Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees)*, as adopted by the PCAOB in Rule 3600T.

Taking all of these reviews and discussions into account, on March 11, 2008, the audit committee recommended to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Mr. Joseph P. Slattery, Chairman
Mr. John E. Berriman
Mr. Barclay A. Phillips

Compensation Committee

During the period from January 1 to June 28, 2007, the compensation committee consisted of four directors: Messrs. Benjamin and Berriman, and Drs. Carter and Stampacchia. On June 28, 2007, the board appointed Dr. Peter Johann as the fifth member of the compensation committee. All members of the Company's compensation committee are independent (as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards. The compensation committee met four times during the fiscal year. The compensation committee has adopted a written charter that is available to stockholders on the Company's website at http://www.micromet-inc.com. The information contained on the website is not incorporated by reference in, or considered part of, this proxy statement.

The compensation committee of the board of directors reviews, recommends for adoption by the board, and oversees the Company's compensation philosophy, strategy, policies, plans and programs. The functions of this committee include:

- reviewing and approving corporate performance objectives relevant to the compensation of the Company's chief executive officer and evaluating his performance in light of these stated objectives;
- reviewing and approving compensation and management incentive compensation plans for all executive officers, other officers (as such term is defined in Rule 16a-1, promulgated under the Exchange Act), vice presidents, and other employees with a base salary greater than or equal to $250,000, or €180,000 for employees based in Germany;
- reviewing and, as it deems appropriate, recommending to our board of directors all compensation for any director of the Company, including making recommendations with respect to awards under the Company's equity incentive plans;
- reviewing and approving base salaries of the executive officers of the Company, as well as other terms of employment, including severance for the Company's executive officers;
- establishing, administering and exercising authority under annual bonus, long-term incentive compensation, stock option, pension, equity incentive award plans, and other similar plans and programs;
- determining our policy with regard to change of control or "parachute" payments;
- reviewing and approving executive officer and director indemnification and insurance matters; and
- reviewing the Company's Compensation Discussion and Analysis to consider whether to recommend to the board that it be included in the proxy statement and other filings with the SEC.

Compensation Committee Processes and Procedures

The compensation committee meets at least two times annually and with greater frequency if necessary. From time to time, various members of management as well as outside advisors or consultants may be invited by the compensation committee to make presentations, provide financial or other background information or advice or otherwise participate in compensation committee meetings. In addition, the compensation committee meets regularly in executive session. The Company's chief executive officer does not participate in, and is not present during any deliberations or determinations of the committee relating to his compensation. The charter of the compensation committee grants the committee the authority to retain, at the expense of the Company, independent counsel, compensation and benefits consultants and other outside experts or advisors as the committee believes to be necessary or appropriate. The committee may also utilize the services of the Company's regular legal counsel or other advisors to the Company. In particular, the compensation committee has the authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant's reasonable fees and other retention terms. In December 2007, the compensation committee engaged Remedy Compensation Consulting as compensation consultants. The scope and process of the engagement and the recommendations resulting therefrom, as well as the processes and procedures followed by the compensation committee, are discussed in more detail in the Compensation Discussion and Analysis section of this proxy statement.

Historically, the compensation committee has made most significant adjustments to annual compensation, determined bonus and equity awards and established new performance objectives at one or more meetings held during the first quarter of the year. However, the compensation committee also considers matters related to individual compensation, such as compensation for new executive hires, compensation adjustments as a result of promotions, as well as high-level strategic issues, such as the efficacy of the Company's compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the compensation committee's process for setting executive compensation comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. For executives other than the chief executive officer, the compensation committee solicits and considers evaluations and recommendations submitted to the committee by the chief executive officer. In the case of the chief executive officer, the evaluation of his performance is conducted by the compensation committee, which determines any adjustments to his compensation as well as awards to be granted.

The specific determinations of the compensation committee with respect to executive compensation for fiscal 2007 are also described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

Nominating & Corporate Governance Committee

In 2007, the nominating & corporate governance committee was composed of the following three directors: Messrs. Phillips and Benjamin and Dr. Carter. All members of the nominating & corporate governance committee are independent (as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards). The nominating & corporate governance committee met nine times during fiscal year 2007. The nominating & corporate governance committee has adopted a written charter that is available to stockholders on the Company's website at http://www.micromet-inc.com. The information contained on the website is not incorporated by reference in, or considered part of, this proxy statement.

The functions of the nominating & corporate governance committee include:

- identifying and reviewing qualified candidates to become members of our board of directors;
- recommending to the board nominees for election of directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected) or to fill vacancies of our board of directors;
- conducting an annual review process to assess the performance of the board of directors and the board committees, as well as to assess the level and quality of the interactions between the chief executive officer and the board of directors;

- making recommendations to the board regarding committee membership; and
- developing and reviewing our corporate governance guidelines and principles, and if appropriate, recommending changes to such guidelines to our board of directors.

Director Qualifications

The nominating & corporate governance committee's goal is to assemble a board of directors that brings to our Company a variety of perspectives and skills derived from high quality business and professional experience. The nominating & corporate governance committee does, however, believe it appropriate for at least one, and, preferably, several, members of our board of directors to meet the criteria for an "audit committee financial expert" as defined by SEC rules. The nominating & corporate governance committee also believes it appropriate for our chief executive officer to participate as a member of our board of directors. In evaluating candidates for membership on the board of directors, the nominating & corporate governance committee considers, among other factors, the appropriate size of our board of directors, personal and professional integrity, ethics and values, experience in corporate management, such as serving as an officer or former officer of a publicly held company, experience in our industry, experience as a board member of another publicly-held company, diversity of expertise and experience in substantive matters pertaining to the Company's business relative to other board members, practical and mature business judgment, and experience with relevant social policy concerns. The nominating & corporate governance committee retains the right to modify these qualifications from time to time.

Director Nomination Process

When recommending candidates to the board of directors to be proposed for election at the annual meeting of stockholders, the nominating & corporate governance committee identifies nominees for director by first evaluating the current members of our board of directors who are willing to continue to serve on our board. Current members with qualifications and skills that are consistent with the committee's criteria for service on our board and who are willing to continue to serve on our board are considered for re-nomination, balancing the value of continuity of service by existing directors with that of obtaining a new perspective. The nominating & corporate governance committee also reviews these incumbent directors' overall service to the Company during their terms, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair the directors' independence. If a director does not wish to continue serving on our board or if our board decides not to re-nominate a director for re-election, the committee would identify the desired skills and experience of a new nominee in light of the criteria discussed above. The committee generally polls our board and members of management for their recommendations. The committee may also review the composition and qualification of the boards of directors of our competitors, and may seek input from industry experts or analysts. In the case of new director candidates, the nominating & corporate governance committee also determines whether the nominee is independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The committee reviews the qualifications, experience and background of the candidates. The candidates who the committee considers recommending to the board for election or appointment are interviewed by our independent directors and executive management. In making its determinations, the nominating & corporate governance committee evaluates each individual in the context of our board of directors as a whole and the operating requirements of the Company, with the objective of assembling a group that can best help perpetuate the success of our company and represent the long-term interests of stockholders through the exercise of sound business judgment. In conducting this assessment, the nominating & corporate governance committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Company, to maintain a balance of knowledge, experience and capability. After review and deliberation of all feedback and data, the nominating & corporate governance committee makes its recommendation to our board of directors. Historically, the nominating & corporate governance committee has not relied on search firms to identify director candidates. The nominating & corporate governance committee may in the future choose to do so in those situations where it believes that particular qualifications are required or that a search firm may be best able to identify appropriate candidates.

In October 2006, the nominating & corporate governance committee adopted the following policy regarding the procedures for considering director candidate recommendations of our stockholders. Stockholders wishing to recommend a candidate for the position as a member of the Company's board of directors must write to the Company's corporate secretary at the address set forth on the cover of this proxy statement and include the following information:

a. the stockholder's name and contact information;

b. a statement that the writer is a stockholder and is proposing a candidate for consideration by the nominating & corporate governance committee;

c. the name of and contact information for the candidate and a statement that the candidate is willing to be considered and serve as a director, if nominated and elected;

d. a statement of the candidate's educational experience and business experience for at least the previous five years;

e. information regarding each of the qualifications listed above, other than regarding board size and composition, sufficient to enable the nominating & corporate governance committee to evaluate the candidate;

f. a statement of the value that the candidate would add to our board of directors;

g. a statement detailing any relationship between the candidate and any customer, supplier or competitor of the Company;

h. detailed information about any relationship or understanding between the proposing stockholder and candidate; and

i. a list of three character references, including complete contact information for such references.

The Company's corporate secretary will promptly forward any recommendation of a stockholder that meets these requirements to the chairman of the nominating & corporate governance committee. The nominating & corporate governance committee will evaluate any recommendations from stockholders that meet the requirements in the same manner that potential nominees suggested by board members, management or other parties are evaluated. We have not received director candidate recommendations from our stockholders for the 2008 annual meeting of stockholders.

Stockholder Communications with the Board of Directors

Historically, the Company has not provided a formal process related to stockholder communications with the board. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the board or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. Nevertheless, on an intermittent basis, the nominating & corporate governance committee will give full consideration to the adoption of a formal process for stockholder communications with the board and, if adopted, publish it promptly and post it to the Company's website.

Code Of Ethics

The Company has adopted a Code of Ethics that applies to all officers, directors and employees. The Code of Ethics is available on our website at http://www.micromet-inc.com. If the Company makes any substantive amendments to the Code of Ethics, an updated version of the Code of Ethics will be published on the Company's website. Any waivers of provisions of the Code in favor of any executive officer or director will also be disclosed on Form 8-K in accordance with the Company's disclosure obligations under applicable laws and regulations.

Proposal No. 2

Ratification of Selection of Independent Auditors

The audit committee of the board of directors has selected Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2008 and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the annual meeting. Ernst & Young LLP's German affiliate Ernst & Young AG WPG has audited the Company's financial statements since the merger of Micromet AG and CancerVax Corporation in May 2006 and Ernst & Young LLP audited the financial statements of CancerVax Corporation from June 1998 through the year ended December 31, 2005. Representatives of Ernst & Young LLP are expected to be present at the annual meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither the Company's bylaws nor other governing documents or law require stockholder ratification of the selection of the Company's independent auditors. However, the audit committee of the Board is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee of the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the audit committee of the Board in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Principal Accountant Fees and Services

The following table represents aggregate fees for services provided for the fiscal years ended December 31, 2006 and December 31, 2007 by Ernst & Young AG WPG, the Company's principal accountant in fiscal years 2006 and 2007. All fees set forth below were approved by the audit committee.

	Fiscal Year Ended	
	2006	2007
	(In thousands)	
Audit Fees(1)	$724	$663
Tax Fees(2)	14	8
Total Fees	$738	$671

(1) Includes fees for the integrated audits of the Company's annual financial statements for 2006 and 2007 included in its Annual Reports on Form 10-K, including the effectiveness of internal control over financial reporting, the reviews of the Company's interim period financial statements for 2006 and 2007 included in its quarterly reports on Form 10-Q and related services that are normally provided in connection with regulatory filings or engagements.

(2) Consists of fees in for preparation of 2006 and 2007 tax returns for Tarcanta Limited, a subsidiary of the Company located in Ireland.

Pre-Approval Policies and Procedures

Our audit committee has established a policy that generally requires that all audit and permissible non-audit services provided by our independent registered public accounting firm will be pre-approved by the audit committee. The audit committee has delegated pre-approval authority to its chairman when expedition of services is necessary. These services may include audit services, audit-related services, tax services and other services. The audit committee considers whether the provision of each non-audit service is compatible with maintaining the independence of our registered public accounting firm. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. Our independent registered public accounting firm and management are required to periodically report to the audit committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

CHANGE IN INDEPENDENT ACCOUNTANTS

Former Independent Accountants

In March 2008, the Company notified Ernst & Young AG WPG that its audit committee had resolved to dismiss Ernst & Young AG WPG as the Company's independent registered public accounting firm, effective as of March 27, 2008.

The reports of Ernst & Young AG WPG on the Company's financial statements for the fiscal years ended December 31, 2006 and 2007 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audits of the Company's financial statements for the two most recent fiscal years and in the subsequent interim period through March 27, 2008, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K under the Securities Act of 1933, as amended) with Ernst & Young AG WPG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Ernst & Young AG WPG, would have caused Ernst & Young AG WPG to make reference to such disagreements in its reports.

During the Company's two most recent fiscal years and in the subsequent interim period through March 27, 2008, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K), except that Ernst & Young AG WPG's report on the Company's internal control over financial reporting contained an adverse opinion on the effectiveness of the Company's internal control over financial reporting due to the material weaknesses that existed in the Company's internal controls increasing the risk of a financial statement misstatement. In 2006, the material weaknesses related to the estimation and analyses processes for accruals, the analysis and recording of revenue transactions with unusual terms, and the financial statement close and reporting process. In 2007, the material weaknesses related to transaction level controls over the Company's process for determining accruals for research and development expenses, and an insufficient number of accounting and finance personnel with the knowledge and experience required to properly apply and evaluate the accounting for new, significant and/or infrequent transactions and to ensure an appropriate level of review of financial statement accounts.

Ernst & Young AG WPG reviewed the Company's disclosures made in a Current Report on Form 8-K filed with the SEC on March 31, 2008 and furnished the Company with a letter stating that it agreed with the disclosures made in that report. This letter was filed as an exhibit to the Current Report on Form 8-K filed on March 31, 2008.

New Independent Accountants

In 2008, the audit committee engaged Ernst & Young LLP as the Company's independent registered public accounting firm, commencing with the fiscal year ending December 31, 2008. During the two most recent fiscal years and through March 27, 2008, neither the Company, nor anyone acting on its behalf, consulted with Ernst & Young LLP with respect to any accounting or auditing issues involving the Company. In particular, there was no discussion with the Company regarding the type of audit opinion that might be rendered on its financial statements, the application of accounting principles applied to a specified transaction or any matter that was the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

The Board of Directors Recommends
A Vote in Favor of Proposal 2.

Executive Officers

The following table lists the names, ages and positions of individuals currently serving as executive officers of the Company. The ages of the individuals are provided as of April 28, 2008.

Name	Age	Position
Christian Itin, Ph.D.	43	President and Chief Executive Officer
Patrick Baeuerle, Ph.D.	50	Senior Vice President, Chief Scientific Officer
Carsten Reinhardt, M.D., Ph.D.	41	Senior Vice President, Chief Medical Officer
Mark Reisenauer	42	Senior Vice President, Chief Commercial Officer
Jens Hennecke, Ph.D.	40	Vice President Business Development
Donald Zelm, CPA	52	Executive Director of Finance and Interim Chief Financial Officer
Matthias Alder	43	Senior Vice President, General Counsel and Secretary

Christian Itin, Ph.D. has served as our Chief Executive Officer and as a director since the merger of Micromet AG and CancerVax Corporation in May 2006. Dr. Itin has also served in the following capacities with our subsidiary Micromet AG prior to the merger: Chief Executive Officer from March 2004 to May 2006, Chief Business Officer from April 2002 to March 2004, Vice President of Business and Corporate Development from September 2001 to April 2002, Vice President of Corporate Development from September 2000 to September 2001 and Head of IP and Licensing from September 1999 to September 2000. Before joining Micromet, Dr. Itin was a co-founder of Zyomyx, Inc. (Hayward, CA, USA), a protein chip company. Dr. Itin received a Diploma in biology and a Ph.D. in cell biology from the University of Basel, Switzerland. In addition, he also performed post-doctoral research at the Biocenter of Basel University and at Stanford University School of Medicine.

Patrick A. Baeuerle, Ph.D. has served as our Chief Scientific Officer since May 2006. Dr. Baeuerle has also served as Chief Scientific Officer of Micromet AG since October 1998. From February 1996 to September 1998, Dr. Baeuerle headed the drug discovery activities of Tularik Inc. in South San Francisco, CA, as Director, Drug Discovery. From October 1994 to February 1996, Dr. Baeuerle served as a full Professor and Chairman of Biochemistry at the Medical Faculty of Freiburg University, Germany. In 1989, he was awarded a group leader position at the Gene Center in Martinsried, Germany, where he did seminal research on transcription factor NF-kappaB. According to a survey by the Institute for Scientific Information (ISI, Philadelphia, PA, USA), Dr. Baeuerle was Germany's most frequently cited biomedical scientist of the past decade, and 38th worldwide. He has published more than 190 scientific papers, and four educational children's books on biology. In addition, Dr. Baeuerle is the first recipient of the Prix Euroṕeen de l'Avenir and an elected member of the European Molecular Biology Organization (EMBO). He was appointed Honorary Professor of Immunology at the University of Munich in 2000. Dr. Baeuerle performed his Ph.D. work at the Max Planck Institute for Psychiatry in Martinsried and at the European Molecular Biology Laboratory (EMBL) in Heidelberg, obtained a Ph.D. degree in biology from the University of Munich, and performed his post-doctoral research with David Baltimore at the Whitehead Institute of the Massachusetts Institute of Technology (MIT), Cambridge, MA.

Carsten Reinhardt, M.D., Ph.D. has served as our Chief Medical Officer since June 2007. He has served as Senior Vice President, Clinical Development since May 2006 and in the same capacity with Micromet AG since June 2005. Before joining Micromet, Dr. Reinhardt was International Medical Leader for Herceptin at Hoffmann-La Roche (Basel, Switzerland) between 2003 and 2005, and Head of Clinical Development at Fresenius Biotech (Munich, Germany) from 2000 to September 2003. From 1995 to 2000, Dr. Reinhardt worked at various academic institutions (University of Tübingen, Max-Planck-Institute of Psychiatry, Munich) to complete his curriculum in Neurology. Between 1991 and 1995 Dr. Reinhardt performed his Ph.D. thesis in Cellular Immunology at the Institute of Immunology in Munich, Germany. Dr. Reinhardt received a Medical Degree in 1994 from University of Munich, Germany. Dr. Reinhardt is a Visiting Professor for Pharmaceutical Medicine at the University of Basel.

Mark Reisenauer has served as our Chief Commercial Officer since September 2007. He joined Micromet from Abbott, where he was the General Manager of the Oncology Franchise from 2002 to 2006 and most recently Divisional Vice President and General Manager of the Neuroscience franchise from 2006 to September 2007. Before joining Abbott, Mr. Reisenauer was the Director of Marketing for Breast Cancer (Portfolio Lead) and the Director of Breast Cancer Products at Pharmacia from 1999 to 2002. From 1997 to 1999 he was the Associate Director of Oncology Global Marketing at Bristol-Myers Squibb and from 1988 to 1997 held various positions in sales and oncology marketing at Zeneca. Mr. Reisenauer holds a B.A. degree in Political Science from the University of Wisconsin.

Jens Hennecke, Ph.D. has served as our Vice President Business Development since May 2006, and has previously served in the same role at our subsidiary, Micromet AG, from 2004 until the merger with CancerVax Corporation in May 2006. He joined the company in October 2001 and performed various business development functions at Micromet until his promotion in 2004. Dr. Hennecke is responsible for the in- and out-licensing of intellectual property, for the partnering of our product candidates and for the alliance management around our existing collaborations. He studied biology at the University of Göttingen, Germany, and performed his Ph.D. thesis at the Institute of Molecular Biology and Biophysics at the ETH Zürich, Switzerland, for which he was awarded the Silver Medal of the ETH. He also performed post-doctoral research in x-ray crystallography with Don Wiley at the Department of Molecular and Cellular Biology of Harvard University.

Donald A. Zelm, CPA has served as our Interim Chief Financial Officer since December 2007 and as Executive Director Finance since December 2006. From November 2001 to November 2006, Mr. Zelm was at Panacos Pharmaceuticals, Inc., where he served most recently as Vice President of Finance. Prior to joining Panacos, Mr. Zelm spent over ten years with Sigma-Tau Pharmaceuticals, ultimately as Vice President of Finance. Mr. Zelm also held various accounting positions at DuPont and at American Critical Care, a division of American Hospital Supply, and was a senior auditor at Arthur Andersen & Co. Mr. Zelm holds a B.S. degree in Accountancy from the University of Illinois, and an M.B.A. degree from DePaul University, and is a Certified Public Accountant.

Matthias Alder, lic. iur., LL.M. has served as our Senior Vice President, General Counsel and Secretary since July 2006. Previously, he was a partner with Cooley Godward LLP, a U.S. law firm, where he established and co-chaired the firm's East Coast Life Sciences Practice. Starting in 1994 and before joining Cooley in 1997, he was in-house counsel for the pharmaceutical business of Novartis in Basel, Switzerland. Between 1988 and 1994, he worked in law firms in Switzerland and in Miami, FL. He is admitted to practice in the States of California, New York, and Virginia, and the Canton of Zurich, Switzerland. Mr. Alder received an LL.M. degree in International and Comparative Law from the University of Miami in 1990. He earned the equivalent of a J.D. degree (lic. iur.) from the University of Basel, Switzerland, graduating magna cum laude in 1988.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the ownership of the Company's common stock as of March 31, 2008 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock. The address for all directors and executive officers is c/o Micromet, Inc., 6707 Democracy Boulevard, Suite 505, Bethesda, Maryland 20817.

	Beneficial Ownership(1)		
Name and Address of Beneficial Owner	Number of Shares	Right to Acquire Beneficial Ownership Under Options or Warrants Exercisable Within 60 Days	Percent of Total
5% Stockholders:			
Omega Fund I, L.P. c/o 13-15 Victoria Road, St. Peter Port, Guernsey GY1 3ZD, Channel Islands, UK	4,892,813(2)	817,439(2)	13.7%
Entities affiliated with Advent Venture Partners 25 Buckingham Gate, London SW1E 6LD, UK	3,892,181(3)	181,653(3)	9.9%
Entities affiliated with NGN Capital(4) 369 Lexington Avenue, 17th Floor, New York, New York 10017	3,130,487(4)	1,044,827(4)	10.0%
3i Group plc 91 Waterloo Road, London SE1 8XP, UK	2,603,535	—	6.4%
Merlin BioMed Private Equity Advisors 230 Park Ave., Suite 928, New York, New York 10169	2,138,018	544,958	6.5%
Named Executive Officers and Directors:			
Christian Itin, Ph.D.	2,885	574,104	1.4%
David F. Hale (5)(6)	236,348(5)	553,283(6)	1.9%
Patrick A. Baeuerle, Ph.D.	22,563	366,696	*
Carsten Reinhardt, M.D., Ph.D.	—	193,085	*
Michael G. Carter, M.B., Ch.B., F.R.C.P.	757	70,691	*
Barclay A. Phillips(7)	335,589(7)	48,540(7)	*
Phillip M. Schneider	—	68,276	*
Joseph P. Slattery	—	5,833	*
Jerry C. Benjamin(3)	3,892,181	228,319	10.0%
John E. Berriman	—	55,238	*
Otello Stampacchia, Ph.D.(2)	4,892,813	854,822	13.8%
Peter Johann, Ph.D.(4)	3,130,487	1,044,827	10.0%
All currently serving executive officers and directors as a group (15 persons)	12,513,623	4,248,065	37.2%

* Less than one percent.

(1) This table is based upon information supplied by officers, directors and principal stockholders and in certain cases upon information supplied on Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 40,795,133 shares outstanding on March 31, 2008, adjusted as required by rules promulgated by the SEC.

(2) Consists of 3,257,936 shares held of record by Omega Fund I, L.P.; 1,634,877 shares held of record by Omega Fund III, L.P.; and immediately exercisable warrants to purchase 817,439 shares by Omega Fund III, L.P. Otello Stampacchia, a director of the Company, is the sole shareholder of Sigma Holding Limited, which is the sole shareholder of Omega Fund Management Limited, which is the sole shareholder of Omega Fund GP,

Ltd., and, indirectly, of Omega Fund III GP, L.P., which are the general partners of Omega Fund I, L.P. and Omega Fund III, L.P., respectively. Sharon Rose Alvarez-Masterson and Connie Helyar are also directors of Omega Fund GP, Ltd. and Omega Fund III G.P. Ltd., the general partner of Omega Fund III GP, L.P. Accordingly, each of Dr. Stampacchia, Ms. Alvarez-Masterson and Ms. Helyar may be deemed to share voting and dispositive power with respect to the securities held by Omega Fund I, L.P. and Omega Fund III L.P. and each disclaims beneficial ownership of the reported securities except to the extent of his or her pecuniary interest therein. For Mr. Stampacchia only, his total also includes 37,083 shares of common stock issuable upon exercise of a stock option held by Mr. Stampacchia and exercisable within sixty days of March 31, 2008. Pursuant to the limited partnership agreements of Omega Fund I, L.P. and Omega Fund III, L.P., Omega Fund I, L.P. and Omega Fund III, L.P. are the beneficiaries of any remuneration, including stock options, received by Mr. Stampacchia in connection with his service as Director of the Company. Mr. Stampacchia disclaims beneficial ownership of the stock options or such shares that may be purchased upon exercise of the stock options, except to the extent of his pecuniary interest therein.

(3) Consists of 1,969,639 shares held of record and immediately exercisable warrants to purchase 91,926 shares by Advent Private Equity Fund III "A" Limited Partnership; 964,817 shares held of record and immediately exercisable warrants to purchase 45,029 shares by Advent Private Equity Fund III "B" Limited Partnership; 269,250 shares held of record and immediately exercisable warrants to purchase 12,566 shares by Advent Private Equity Fund III "C" Limited Partnership; 529,495 shares held of record and immediately exercisable warrants to purchase 24,712 shares by Advent Private Equity Fund III "D" Limited Partnership; 76,227 shares held of record and immediately exercisable warrants to purchase 3,558 shares by Advent Private Equity Fund III GmbH & Co. KG; 63,077 shares held of record and immediately exercisable warrants to purchase 2,944 shares by Advent Private Equity Fund III Affiliates Limited Partnership; and 19,676 shares held of record and immediately exercisable warrants to purchase 918 shares by Advent Management III Limited Partnership. Jerry C. Benjamin, a director of the Company, is a general partner of Advent Venture Partners LLP, which is the sole owner of the sole owner of the general partner of Advent Private Equity Fund III GmbH & Co. KG. Advent Venture Partners LLP is also the sole owner of the general partner of Advent Management III Limited Partnership, which is general partner of each of Advent Private Equity Fund III "A" Limited Partnership, Advent Private Equity Fund III "B" Limited Partnership, Advent Private Equity Fund III "C" Limited Partnership, Advent Private Equity Fund III "D" Limited Partnership and Advent Private Equity Fund III Affiliates Limited Partnership. As a result, Mr. Benjamin shares voting and dispositive power with respect to the securities held by these entities and disclaims beneficial ownership of the securities in which he has no pecuniary interest. For Mr. Benjamin only, his total also includes 46,666 shares of common stock issuable upon exercise of a stock option held by Mr. Benjamin and exercisable within sixty days of March 31, 2008.

(4) Consists of 1,816,512 shares held of record and immediately exercisable warrants to purchase 586,024 shares by NGN Biomed Opportunity I, L.P. and 1,313,975 shares held of record and immediately exercisable warrants to purchase 423,665 shares by NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG. Dr. Johann, a director of the Company, is the managing general partner of NGN Capital LLC, which is the sole general partner of the general partner of NGN Biomed Opportunity I, L.P. and is also the managing limited partner of NGN Biomed Opportunity I GmbH & Co. Beteiligungs KG. As a result, Dr. Johann may be deemed to share voting and dispositive power with respect to the securities beneficially held by these entities and disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. Also includes 35,138 shares of common stock issuable upon exercise of a stock option held by NGN Capital LLC and exercisable within sixty days of March 31, 2008.

(5) Consists of 2,606 shares of common stock held of record by Mr. Hale, 215,577 shares of common stock held of record by the Hale Family Trust, dated February 10, 1986, of which Mr. Hale is a co-trustee and 18,165 shares of common stock held of record by Hale BioPharma Ventures.

(6) Mr. Hale also holds options to purchase an aggregate of 544,200 shares that are exercisable within sixty days of March 31, 2008. Also consists of immediately exercisable warrants to purchase 9,083 shares held of record by Mr. Hale.

(7) Represents 250,580 shares held of record by Vector Later-Stage Equity Fund II (QP), L.P. and 83,526 shares held of record by Vector Later-Stage Equity Fund II, L.P. Mr. Phillips is the managing member of Vector Fund Management II, L.L.C., which is the general partner of Vector Later-Stage Equity Fund II (QP), L.P. and

Vector Later-Stage Equity Fund II, L.P. Mr. Phillips disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the named fund. Also includes 1,317 shares held of record by the Barclay A. Phillips, IRA Rollover and 166 shares held of record by Mr. Phillips. Also includes 48,540 shares of common stock issuable upon exercise of a stock option held by Mr. Phillips and exercisable within sixty days of March 31, 2008.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2007, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with, with the exception of (1) in connection with the annual stock option grants to non-employee directors, which in accordance with our Director Compensation Policy took effect automatically on the date of the Annual Meeting of Stockholders on June 28, 2007, the reports of each of Mr. Hale, Dr. Carter, Mr. Phillips, Mr. Schneider, Mr. Benjamin, Mr. Berriman, Mr. Stampacchia and Dr. Johann were filed late, each reporting one transaction, and (2) in connection with stock option grants to our executive officers approved by the compensation committee in February 2007 but which did not take effect until the automatic increase in the number of shares reserved for issuance under our 2003 Equity Incentive Plan, which occurred automatically on June 10, 2007 in accordance with the 2003 Equity Incentive Plan, the reports of each of Dr. Itin, Dr. Baeuerle, Dr. Reinhardt, Mr. Alder and Christopher Schnittker, our former chief financial officer, were filed three days late, each reporting one transaction.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy of Our Executive Compensation Program

Our compensation committee has established a philosophy of "pay for performance" to provide guidance for executive compensation. We recognize that attracting, retaining and motivating executive officers and other key employees is critical to executing our corporate strategy and increasing shareholder value. Our philosophy, therefore, is to fairly compensate executive officers, with an emphasis on providing incentives that promote both our short-term and long-term objectives. Achievement of short-term objectives is rewarded through the payment of base salary and annual bonuses historically paid in cash, while grants of stock options that vest over time encourage executive officers to focus on our long-term goals. The compensation committee has the discretion to materially increase or decrease compensation based on the levels of achievement of the Company's and the officer's objectives and performance.

In order to create the corporate environment for a successful implementation of our long-term strategy, our executive compensation program is further designed to encourage and reward our senior management for:

- building shareholder value;
- implementing the corporate strategy as defined by the board of directors;
- progressing the development of our product candidates towards commercialization;
- conducting the business in a cost-efficient manner, applying prudent financial planning, accounting and oversight;
- increasing public awareness of the Company; and

- establishing and maintaining a highly committed and creative organization living up to the highest ethical and business standards.

The market for experienced management is highly competitive in our industry. We aim to attract and retain highly qualified executives to manage each of our business functions. In doing so, we seek to draw upon a pool of talent that is highly sought after by both large and established pharmaceutical and biotechnology companies in our geographic area and by other development stage life science companies. Our research and development center is located in Germany, while our finance, legal and corporate functions are located in the United States. For that reason, our senior management must be able to function in an international environment and have the ability to manage personnel in different countries and deal with language and cultural differences. As a result, our executives are recruited from positions in the United States and in Europe, and we compete directly with international pharmaceutical and biotechnology companies for experienced executives.

Overview of Executive Compensation

Our executive compensation program consists of five components, each of which is described in greater detail below:

- base salary;
- annual variable performance-based bonus awards, payable in cash or equity;
- long-term stock-based incentive awards;
- other benefits, such as medical, dental, vision and life insurance and disability coverage and participation in our 401(k) plan; and
- protections in the event of change of control and termination.

Role of Our Compensation Committee

Our compensation committee has the primary authority to determine the Company's compensation philosophy and approves and administers our executive compensation and benefit programs. Our compensation committee is appointed by our board of directors, and consists entirely of directors who are "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, or the Code, and "non-employee directors" for purposes of Rule 16b-3 under the Exchange Act. In order to ensure a full and frank exchange of views by its members, the compensation committee maintains the practice of holding executive sessions, without management present, at each meeting of the committee. During fiscal 2007, our compensation committee was comprised of Messrs. Benjamin and Berriman and Drs. Carter, Johann and Stampacchia. Mr. Benjamin serves as the committee's chairman.

Our compensation committee reviews the performance of our executive officers, including the named executive officers, during the first quarter of each fiscal year, and when circumstances warrant, at times during the year. In connection with this review, the committee reviews and, where appropriate, adjusts base salaries of the executive officers, determines their incentive bonuses relating to performance during the prior year, and approves our management incentive compensation plan for the upcoming year, including targets and individual and corporate objectives for the year, which are then approved by the board of directors. The committee also periodically reviews equity holdings of the executive officers, including stock options, in order to determine whether such officers are appropriately incentivized and whether the grant of additional stock options is appropriate or warranted.

In February 2007 our compensation committee approved a management incentive compensation plan for 2007, which was designed to reward our executive officers for the achievement of corporate and personal objectives for 2007. In March 2008, the compensation committee awarded bonuses under the management incentive compensation plan for 2007 and adopted a similar plan for 2008.

The compensation committee believes that it is important that the Company's executive compensation packages remain competitive with other biopharmaceutical companies of a similar size and stage of clinical development as the Company. In December 2007, the committee engaged the services of Remedy Compensation Consulting, or Remedy, an independent compensation consulting firm. With the assistance of Remedy, the compensation committee developed a list of comparable biopharmaceutical companies that the committee determined were similar to the Company in terms of nature of operations, stage of development, market capitalization or number of employees. Some of these comparable companies have product candidates with a similar therapeutic focus to ours. As part of the committee's evaluation of our executive compensation, each element of the Company's compensation program described below was compared, or benchmarked, with the compensation programs of this peer group of comparable companies. The committee, with the assistance of Remedy, also benchmarked the total cash-based compensation paid to our executive officers (including target bonuses under our management incentive compensation plan), as well as total compensation (including equity and all other components), with the executive compensation packages of these comparable companies. These comparisons are described below under "Elements of Our Executive Compensation Program."

Data regarding compensation history and market comparisons for our chief executive officer and each of the named executive officers were provided by Remedy to the compensation committee. The chief executive officer made recommendations to the compensation committee relating to compensation for each of the other named executive officers, which the committee took under advisement in its compensation decisions. However, the committee may accept or reject the chief executive officer's recommendations in its sole discretion. Executive officers were not present at the time their compensation was discussed by the compensation committee.

Elements of Our Executive Compensation Program

As noted above and discussed more fully below, we utilize a mix of compensation elements to provide short-term and long-term incentives to our executives. The amount of each element of compensation for the named executive officers is determined by the compensation committee. These elements are described below. The committee's policy for allocating between short-term and long-term compensation is designed to ensure adequate base compensation to attract and retain executive personnel, while providing incentives to maximize long-term value for the Company and its stockholders. The committee has no predetermined policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. Rather, the committee reviews historical and comparative information regarding current and long-term goals in order to determine the appropriate mix.

In order to specify our expectations with regard to our executive officers' duties and responsibilities, and to provide greater certainty with regard to the amounts payable to our executive officers in connection with certain terminations or change in control events, our compensation committee has approved, and we have entered into, employment agreements with each of our executive officers. Except as provided below, all of the employment agreements with our executive officers contain substantially similar terms. Pursuant to the employment agreements, each executive officer is required to devote substantially all of his time and attention to our Company.

Short-term Compensation

We utilize short-term compensation in the form of base salary, annual adjustments to base salary and incentive-based bonuses payable in cash or equity, to attract and retain qualified and motivated executives and to reward our senior management for sustaining the high level of engagement and effort required to overcome near-term challenges and achieve near-term corporate goals.

Base Salary. We strive to set an executive officer's base salary at levels which are necessary to attract and retain qualified executives. Based on our compensation committee's benchmarking procedures, we generally seek to set the base salaries of our executive officers at approximately the 50th percentile for comparable companies.

As a general matter, the base salary for each of our executive officers is initially established through negotiation at the time the officer is hired, taking into account the executive's qualifications, experience, prior salary and competitive salary information for corresponding positions in comparable geographic locations. The committee also considers any unique personal circumstances that motivated the executive to leave his or her prior position and join our company. Each of our executive officers then executes an employment agreement that establishes the initial base salary. The employment agreements do not provide for automatic annual increases in salary; rather, the compensation committee annually reviews these base salaries and makes adjustments to the salaries of each executive officer, taking into account seniority, experience, position and functional role, level of responsibility and the executive's accomplishments against individual and corporate objectives. Salaries may also be reviewed throughout the year in the case of promotions or other significant changes in the executive's responsibilities. We do not apply specific formulas to determine base salary increases.

In this Compensation Discussion and Analysis, where we have converted Euros to U.S. Dollars, we have used an exchange rate of $1.4729 per Euro, which was the published rate from the OANDA Corporation currency database as of December 31, 2007. Our named executive officers for fiscal year 2007 are all domiciled in Germany and are paid in Euros.

During fiscal 2007 the base salaries for our named executive officers were:

Named Executive Officer	2007 Base Salary ($)	2007 Base Salary (€)
Christian Itin	412,412	280,000
Patrick Baeuerle	365,279	248,000
Carsten Reinhardt	344,905	234,167

These base salaries were established by the compensation committee and the board of directors of the Company in February 2007. Dr. Reinhardt's base salary was increased from €230,000 to €240,000 effective August 1, 2007 in connection with his promotion to chief medical officer in June 2007. For 2008, the chief executive officer recommended that none of the named executive officers receive an increase in their 2007 year-end base salary, which recommendation was followed by the compensation committee.

Management Incentive Compensation Plan. The compensation committee intends that a significant percentage of each executive officer's total short-term compensation be made contingent upon the Company's performance as well as upon his or her level of performance and contribution toward the Company's performance. With this component of our overall compensation program, we aim to incentivize our executives to strive for exceptional performance and the achievement of short-term corporate goals. We generally seek to set targets for this short-term incentive compensation at levels that, when combined with the executive's base salary, will cause the total cash compensation target for the year to be close to the median levels for total short-term cash compensation of executives in similar positions at comparable companies.

The compensation committee establishes an annual management incentive compensation plan under which our management and other key employees may be eligible to receive annual performance bonuses. The annual performance bonuses for participants in this plan are based on the achievement of corporate goals and, except for our chief executive officer, individual goals. Under this plan, incentive bonuses may be paid in cash, through the issuance of stock or stock options, or by a combination of cash, stock or stock options, at the discretion of the compensation committee. For 2007, all such payments were made in cash. In March 2008, the compensation committee adopted a similar management incentive compensation plan for 2008.

Generally, in order to be eligible to participate in the management incentive compensation plan, an executive officer must have been employed by the Company for at least three months prior to the end of the year, and must have received certain minimum performance review ratings. In order to establish the corporate goals for a given year, the chief executive officer presents to the compensation committee for approval a list of the overall corporate objectives for the coming year, which are subject to final approval by the board. The chief executive officer, in consultation with the other executive officers participating in the plan, then develops a list of key individual objectives for each of these executive officers. Before making his recommendations to the compensation committee with respect to the achievement of the individual objectives by each executive officer, the chief executive officer provides each executive officer an opportunity to provide input in assessing whether and to what extent the officer's individual objectives have been achieved. Under the plan, a target bonus amount is expressed as a percentage of the year-end base salary of the executive officer. If an executive is not employed for the full year, his or her incentive compensation will be prorated.

For 2007, the target bonus percentage for Dr. Itin, our chief executive officer, was 50% of his base salary, and for each of Dr. Baeuerle and Dr. Reinhardt, the other named executive officers, the target bonus was 35% of the annual base salary. The 2008 plan includes the same target bonus percentages for the chief executive officer and the other named executive officers.

The bonus to be paid to our chief executive officer is entirely dependent upon the achievement of our corporate goals. The corporate goals for 2007 included the closing of certain corporate transactions, financial goals, investor relations goals, the hiring of certain key personnel, the achievement of regulatory milestones in our clinical programs, and the achievement of certain results in our research programs. The corporate goals were generally designed to be achievable given effective performance of the executive officers and the Company, but also included a target amount for revenues to be generated from research and development collaborations with third parties that required extraordinary efforts and a confluence of favorable circumstances in order to be achieved. The 2008 corporate goals contain the same elements as described above for the 2007 corporate goals, and they are generally designed to be achievable given the effective performance of the executive officers and the Company. In addition, the 2008 goals include a target amount for revenues to be generated from research and development collaborations with third parties that will require extraordinary efforts and a confluence of favorable circumstances in order to be achieved.

For the executive officers other than the chief executive officer, the calculation of the incentive bonus depends upon the achievement of both corporate and individual goals. The individual goals vary between executive officers based upon each executive officer's job responsibilities, but they are generally designed to provide incentives for the officer to help the Company achieve its corporate goals. For 2007, the incentive bonus for each of our named executive officers other than the chief executive officer was based 75% on the achievement of corporate goals and 25% on the achievement of individual goals. For 2008, the plan approved by the compensation committee provides for the same weighting of corporate and individual goals.

When establishing the corporate goals for a particular year, the compensation committee assigns a certain weight to each goal, expressed as percentages adding up to one hundred percent (100%) in the aggregate. When evaluating level of achievement for the corporate goals, the compensation committee determines the percentage of achievement with respect to each corporate goal, which percentage is then multiplied by the percentage weighting originally assigned to such goal. The sum of the resulting percentages represents the total achievement of the corporate goals, and is used to calculate that portion of the bonus of the executive officer that is based on the achievement of the corporate goals. The compensation committee may also consider additional corporate goals that have been set by the board of directors during the course of the plan year, and may adjust the corporate goals achievement percentage based on the achievement of such additional corporate goals.

When evaluating the achievement of individual goals, the compensation committee places performance into one of four categories: performance met or exceeded objectives or was excellent in view of prevailing conditions; performance generally met the year's objectives or was very acceptable in view of prevailing conditions; performance met some, but not all, objectives; and performance was not acceptable in view of prevailing conditions. Each of these categories results in a range of multipliers to the target amount of the executive officers' bonus that is based on the achievement of the individual goals, except in the case of the chief executive officer whose bonus is based solely on the achievement of the corporate goals. The compensation committee has discretion with respect to the actual multiplier to apply in each case. For 2007 and 2008, the ranges for the four categories were and are 75% to 150%, 50% to 75%, 25% to 50%, and 0%, respectively. As a result, payments under this incentive compensation plan could range from zero to 150% of the respective target bonuses. Additionally, our compensation committee retains the discretion to award additional bonuses outside of the scope of the management incentive compensation plan in extraordinary circumstances, although the committee did not do so for 2007.

In March 2008, the compensation committee awarded bonuses to our named executive officers based on the achievement of corporate and individual goals established for 2007. The committee concluded that 58% of the Company's corporate goals for 2007 had been achieved, and that percentage was used as the multiplier for the portion of each named executive officer's target bonus that is based on the achievement of corporate goals. Total payments under the plan were calculated as set forth in the following table:

Name	Target Bonus in % of Base Salary	Target Bonus ($)	Portion of Target Bonus based on Achievement of Corporate Goals	Portion of Target Bonus based on Achievement of Individual Goals	Percentage of 2007 Corporate Goals Achieved	Percentage of 2007 Individual Goals Achieved	Total Award (1)($)
Christian Itin	50%	206,206	100%	N/A	58%	N/A	125,197
Patrick Baeuerle	35%	127,848	75%	25%	58%	96.5%	86,901
Carsten Reinhardt	35%	118,569	75%	25%	58%	95.5%	83,955

(1) The targets for and the awards to the named executive officers were determined and paid in Euros. In determining the total award for Dr. Itin, the compensation committee rounded up the award to the nearest €5,000. In determining the total awards for Drs. Baeuerle and Reinhardt, the compensation committee rounded up the award to the nearest €1,000.

Long-term Compensation

We believe that long-term compensation is an important component of our overall executive compensation package, as it is intended to incentivize our executives to pursue the creation of long term stockholder value. In addition, because of the long development cycles of product candidates in our industry, we believe that there can be significant long-term rewards for executives who remain with our company over a longer period of time. Based on our compensation committee's benchmarking, we seek to establish levels of option grants as part of our long-term compensation philosophy that provide for potential stock ownership levels around the 50th percentile of companies in our peer group, without taking into account any stock ownership outside of the context of equity awards under our equity incentive plans. This benchmarking is individually tailored, however, by our compensation committee, such that the projected stock ownership for some executives receiving high performance ratings are between the 50th and 75th percentiles for our peer group.

At present, our long-term compensation consists solely of stock options. Our Amended and Restated 2003 Equity Incentive Award Plan, or 2003 Plan, also allows us to provide other types of equity awards to our executive officers, but our compensation committee does not currently anticipate granting any types of equity awards other than stock options to our executive officers. In addition, prior to the merger with Micromet AG, CancerVax Corporation maintained an employee stock purchase plan, which was available for all employees, although this plan is not currently in use by the Company.

The compensation committee believes that grants of stock options to our executive officers will allow the Company to further align interests between the executive and our stockholders, and maintain competitive levels of total compensation by providing an opportunity for increased equity ownership.

The executive officers, along with all of the Company's other employees, are eligible to participate in the Company's 2003 Plan. Stock option grant levels are determined by the compensation committee based on data from a comparable group of companies gathered and recommendations made by, Remedy. Option grants vary among executive officers based on their positions and performance and are not granted automatically to our executives on an annual basis. Newly hired or promoted executive officers also typically receive stock option grants in connection with those events. In addition, the compensation committee considers the competitive conditions applicable to the executive officer's specific position. We believe this strategy is consistent with the approach of other development stage companies in our industry and, in our compensation committee's view, is appropriate for aligning the interests of our executives with those of our stockholders over the long term.

We believe that option-based compensation encourages retention of our executive officers, as the awards are generally designed to vest over time, usually four years for new hires, with one-fourth of the number of shares vesting on the first anniversary of the date of hire, and the remainder vesting in equal monthly installments thereafter. Options granted to existing employees vest on a monthly basis in equal installments over a three-year period from the date of grant. Stock options generally have a term of ten years from the date of grant, and prior to exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights. We generally do not permit the early exercise of stock options prior to vesting.

According to the grant guidelines established by our compensation committee, option grants to employees of the Company become effective on the first day of the month following the decision of the compensation committee to make the option grant, with the exercise price being the closing price of our common stock on the last trading day preceding the effective date of the grant. This procedure provides transparency to our employees and our investors, and is followed rigorously to ensure that the exercise price of our options will not be subject to concerns that backdating of the options may have occurred at the time of grant. Our compensation committee does not have any plan or practice to coordinate stock option grants with the release by the Company of material non-public information or any other investor relations activities. Stock options are generally approved at meetings of the compensation committee rather than the full board of directors.

We do not have any security ownership guidelines or requirements for our executive officers. The table below entitled "Outstanding Equity Awards at December 31, 2007" summarizes the stock option holdings of our named executive officers as of December 31, 2007.

In connection with the executive compensation review in February 2007, the compensation committee approved option grants of 750,000 shares for Dr. Itin, 300,000 shares for Dr. Baeuerle, and 100,000 shares for Dr. Reinhardt. The option grants took effect in June 2007 following the scheduled increase in the number of shares authorized for issuance under our 2003 Plan. In addition, Dr. Reinhardt was granted an option to purchase 50,000 shares in connection with his promotion to Chief Medical Officer in June 2007. The exercise price of all of these grants was equal to the closing price of our common stock on the last trading day preceding the grant date, and all such options will vest over a three-year period from the date of grant in equal monthly installments.

In determining the stock option grants to our named executive officers in 2008, the compensation committee evaluated each named executive's current stock option holdings and potential ownership percentage of the Company on an as-exercised basis, and approved new grants of stock options that, when added to the executive's existing option holdings, result in total holdings near the median for our peer group. The share amounts approved for option grants were 150,000 shares for Dr. Itin, and 100,000 shares each for Dr. Baeuerle and Dr. Reinhardt. In addition, the compensation committee granted performance-based options that vest upon the achievement of certain performance criteria specified by the compensation committee, or lapse if those criteria have not been achieved by December 31, 2008. The share amounts approved for performance-based option grants were 100,000 shares for Dr. Itin, and 75,000 shares each for Dr. Baeuerle and Dr. Reinhardt.

Other Benefits

Our named executive officers received cash payments in amounts comparable to those that our German subsidiary Micromet AG is making under government-mandated social security and health insurance benefits programs for its employees in Germany. In addition, we hold a group accident insurance policy that covers those executives in the event of accident-related disability or death.

We believe that these benefits are consistent with those offered by other companies and specifically with those companies with which we compete for employees.

We do not provide pension arrangements or post-retirement health coverage for our executives or employees, nor do we provide any nonqualified defined contribution plans or other deferred compensation plans.

Change of Control and Termination Protection

We believe that reasonable severance benefits for our executive officers are important because it may be difficult for our executive officers to find comparable employment within a short period of time. We also believe that it is important to protect our executive officers in the event of a change of control transaction involving our company, as a result of which such officers might have their employment terminated. In addition, we believe that the interests of management should be aligned with those of our stockholders as much as possible, and we believe that providing protection upon a change of control is an appropriate counter to any disincentive such officers might otherwise perceive in regard to transactions that may be in the best interest of our stockholders. As part of our normal course of business, we engage in discussions with other biotechnology and pharmaceutical companies about possible collaborations and licensing transactions, as well as other ways in which the companies may work together to further our respective long-term objectives. In addition, many larger, established pharmaceutical companies consider companies at similar stages of development to ours as potential acquisition targets. We desire to encourage our management team to act in the best interests of our stockholders, even though their employment with the Company could be terminated as a result of the transaction. As a result of these considerations by our compensation committee, the employment agreements with our executive officers provide for severance benefits to be paid if the executives are terminated under certain conditions, as well as benefits in connection with a change in control of the Company.

Our employment agreements with our named executive officers provide each executive with certain severance benefits in the event his employment is terminated by us other than for cause, if the executive resigns for good reason or in the case of the permanent disability of the executive. Specifically, in the event of such a termination, the named executive officer will receive, conditioned upon the receipt by the Company of a general release of claims, the following benefits:

- any accrued but unpaid base salary as of the date of termination;
- an amount that is the greater of (a) twelve months of salary continuation payments (or eighteen months for Dr. Itin upon termination in connection with a change of control) or (b) the benefits under any other severance benefit plan of the Company applicable to the executive officer;
- an amount equal to the average of the executive officer's bonuses for the three years prior to the date of termination (which bonus will be prorated for the period of time served by the executive during the year of termination, except if the termination is within six months prior to or twelve months following a change of control, in which case such bonus will not be prorated; in addition, Dr. Itin's bonus would not be prorated in any event);
- costs associated with the continuation of the payments based on the amounts Micromet AG is paying under government-mandated social security and health insurance benefits programs for its employees in Germany;
- life insurance benefits coverage to the extent the executive was receiving such benefits prior to the date of termination (or eighteen months upon termination in connection with a change of control); and
- costs for outplacement services up to €15,000.

In the event of the death of an executive officer, the officer's estate will be entitled to receive accrued but unpaid base salary through the date of death, plus any other amounts to which the officer was entitled under any bonus or compensation plan or practice of the Company at the time of the executive's death; twelve months of salary continuation payments; an amount equal to the officer's bonus for the year in which the death occurs, payable over the twelve month period commencing on the date of death; and costs associated with the continuation of health insurance for the executive's dependents for twelve months.

In addition to the foregoing benefits, if the executive officer's employment is terminated by us other than for cause, if the executive resigns for good reason or in the case of the permanent disability or death of the executive, that portion of the executive's stock awards which would have vested if the executive had remained employed for an additional twelve months will immediately vest on the date of termination.

In the event of a change of control of the Company, 50% of each executive's unvested stock awards will immediately become vested and exercisable on the date of the change of control. Further, if the executive officer's employment is terminated by us other than for cause, or if the executive resigns for good reason, within six months prior to or twelve months following a change of control, all of the officer's remaining unvested stock awards will automatically vest and become exercisable on the later of the date of termination or the date of the first closing of any transaction or the stockholder vote resulting in such change of control. For Dr. Itin only, in the event of a change of control any remaining unvested stock awards will become vested and exercisable on the six-month anniversary of the date of the change of control if he is employed by the Company at that time.

For purposes of the employment agreements with our executive officers, "cause" generally means the executive's material breach of the executive's employment agreement or any other written agreement between the executive and the Company; the executive's gross negligence or willful misconduct in the performance of his duties; the executive's commission of any act or omission constituting dishonesty or fraud that has a material adverse impact on the Company; the executive's conviction of, or plea of guilty or no contest to, a felony; conduct by the executive which in the good faith and reasonable determination of the board of directors demonstrates gross unfitness of the executive to serve; the executive's failure to attempt in good faith to implement a clear and reasonable directive of the board of directors after written notice of such failure, and failure by the executive to cure the same within fifteen business days after receipt of such notice; persistent unsatisfactory performance of the executive's job duties after written notice of such and failure to cure the same after having been provided with a reasonable opportunity to cure, if deemed curable; or executive's breach of his fiduciary duty to the Company. Prior to any determination by us that "cause" has occurred, we will provide the executive with written notice of the reasons for such determination, afford the executive a reasonable opportunity to remedy any such breach, and provide the executive an opportunity to be heard prior to the final decision to terminate the executive's employment.

For purposes of the employment agreements with our executive officers, "good reason" generally means the assignment to the executive of any duties or responsibilities which result in the material diminution of the executive's position; a reduction in the executive's base salary; a relocation of the executive's place of employment to a location outside the metropolitan area in which the executive works (or, for United States executives, in excess of fifty miles from the Company's executive offices), except for required travel on company business; any material breach by us of the executive's employment after written notice of such breach and failure by us to cure the breach within fifteen business days after receipt of such notice; any purported termination of the executive's employment for cause by the Company that is not in accordance with the definition of cause set forth in the employment agreement; any failure to pay the executive the earned bonus for any period under any management incentive compensation plan adopted by the Company, if a majority of the other officers of the Company have been paid bonuses for such period under such plan; or any failure by the Company to obtain the assumption of the executive's employment agreement by any successor or assignee of the Company.

Total Compensation

We intend to continue our strategy of compensating our executive officers at competitive levels consistent with those described above, with the opportunity to earn above-market pay for above-market performance, through programs that emphasize performance-based incentive compensation in the form of cash and equity. To that end, total executive compensation is structured to ensure that, due to the nature of our business, there is an equal focus on our financial performance, individual performance, and the progress toward executing our long-term corporate strategy. For 2007, the total compensation paid to the named executive officers fell near the median of total compensation paid to executives holding equivalent positions in our comparable group of companies. We believe that this position was consistent with our financial performance, the individual performance of each of our named executive officers and the progress towards achieving our long-term strategic goals. We also believe that the total compensation paid to our named executive officers was reasonable.

In light of our compensation philosophy, we believe that the total compensation package for our executives should continue to consist of base salary, annual cash incentive awards (bonus) tied to corporate and individual performance objectives, long-term equity-based incentive compensation, and the other benefits described above. The 2008 base salaries and target bonus levels of our named executive officers remained unchanged. The competitive posture of our total annual compensation versus the market benchmarks will vary from year to year based on corporate and individual performance, as well as the performance of the comparable group companies and their respective levels of annual performance bonus awards made to their executive officers.

Evolution of our Compensation Strategy

Our compensation strategy is necessarily tied to the stage of our corporate development. Accordingly, the specific direction, emphasis and components of our executive compensation program will continue to evolve in parallel with the evolution of our corporate and business strategy. Our Compensation Discussion and Analysis will, in the future, reflect these evolutionary changes.

Impact of Financial Accounting and Tax Considerations on Compensation Decisions

As described in greater detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2007, we account for stock-based compensation provided to our employees in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123(R). SFAS No. 123(R) requires us to estimate the fair value of stock-based compensation at the time of the award and record that value as an expense over the vesting period of the award. Applicable accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued.

Unless and until we achieve sustained profitability, the availability to us of a tax deduction for compensation expense will not be material to our compensation decisions. We structure cash bonuses so that they are taxable to our executive officers at the time they are paid. We currently intend that all cash compensation paid will be tax deductible by us. However, with respect to equity compensation awards, while any gain recognized by employees from nonqualified options should be deductible, to the extent that an option constitutes an incentive stock option, gain recognized by the optionee will not be deductible by us if there is no disqualifying disposition by the optionee. In addition, if we grant restricted stock awards that are not subject to performance vesting, they may not be fully deductible by us at the time the award is otherwise taxable to the recipient. With respect to equity and cash compensation, we generally seek to structure such awards so that they do not constitute "deferred compensation" under Section 409A of the Code, thereby avoiding penalties and taxes on such compensation applicable to deferred compensation.

Limitations on deductibility of compensation may occur under Section 162(m) of the Code, which generally limits the tax deductibility of compensation paid by a public company to its chief executive officer and certain other highly compensated executive officers to $1 million in the year the compensation becomes taxable to the executive officer. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements.

The non-performance based compensation paid in cash to our executive officers in 2007 did not exceed the $1 million limit per officer, and the compensation committee does not anticipate that the non-performance based compensation to be paid in cash to our executive officers in 2008 will exceed that limit. In addition, our 2003 Plan has been structured so that any compensation paid in connection with the exercise of option grants under that plan with an exercise price equal to at least the fair market value of the option shares on the date of grant will qualify as performance-based compensation and therefore not subject to the deduction limitation.

We periodically review the potential consequences of Section 162(m) and may structure the performance-based portion of our executive compensation to comply with certain exemptions in Section 162(m). However, we reserve the right to use our judgment to authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate and in the best interests of our stockholders, after taking into account changing business conditions or the officer's performance.

SUMMARY COMPENSATION TABLE

The following table shows for the fiscal years ended December 31, 2007 and 2006, compensation awarded to or paid to, or earned by the Company's principal executive officer and its two other most highly compensated executive officers during the year ended December 31, 2007. For amounts paid in Euros, we have used an exchange rate of $1.3335 per Euro for the fiscal year ended December 31, 2006 and $1.4729 per Euro for the fiscal year ended December 31, 2007, which were the published rates from the OANDA Corporation currency database as of March 30, 2007 and December 31, 2007, respectively.

Summary Compensation Table for Fiscal 2007

Name and Principal Position	Year	Salary(1)($)	Option Awards(3)($)	Non-Equity Incentive Plan Compensation(4)($)	All Other Compensation(5)($)	Total(6)($)
Christian Itin	2007	412,412	523,838	125,197	24,902	1,086,349
President and Chief Executive Officer(2)	2006	357,378	754,964	130,000	16,888	1,259,230
Patrick A. Baeuerle	2007	365,279	321,685	86,901	24,645	798,510
Senior Vice President and Chief Scientific Officer(2)	2006	316,040	603,165	85,000	16,724	1,020,929
Carsten Reinhardt	2007	344,905	188,315	83,955	22,382	639,558
Senior Vice President and Chief Medical Officer(2)	2006	293,370	196,382	70,000	11,873	571,625

(1) Amounts in this column reflect base salary for each of the named executive officers earned in 2007 and 2006.

(2) For information concerning these individuals' base salaries for 2007 and 2008, see the Compensation Discussion and Analysis section of this proxy statement.

(3) Amounts in this column represent the compensation costs incurred by the Company during 2007 related to stock options held by the named executive officer, rather than an amount paid to or realized by the named executive officer. These amounts were calculated utilizing the provisions of SFAS No. 123(R), using a Black-Scholes pricing model and assuming no forfeiture of awards granted to the named executive officers. For additional information regarding assumptions made by the Company in valuing equity awards under SFAS 123(R), see Notes 3 and 14 to the Company's consolidated financial statements for the year ended December 31, 2007.

(4) Amounts in this column consist of the total performance-based compensation earned by the named executive officers under the Company's 2007 and 2006 Management Incentive Compensation Plans for service rendered in fiscal year 2007 and 2006, respectively, which amounts were awarded in March 2008 and February 2007, respectively. A discussion of the methodology by which the awards under the 2007 Management Incentive Compensation Plan were determined is set forth in the "Compensation Discussion and Analysis" section of this proxy statement.

(5) Amounts in this column consist of payments to the named executive officer in lieu of payments on the officer's behalf into the German state pension, unemployment and health insurance system.

(6) The dollar values in this column for each named executive officer represent the sum of all compensation referenced in the preceding columns.

Securities authorized for Issuance under Equity Compensation Plans

The following table provides certain information with respect to all of our equity compensation plans in effect as of December 31, 2007.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(c)
Equity compensation plans approved by security holders(1)	4,388,723	$3.84	669,434
Equity compensation plans not approved by security holders(2)	1,659,983	$2.48	208,789
Total	6,048,706	$3.41	878,223

(1) Includes the 2003 Amended and Restated Equity Incentive Plan and the Employee Stock Purchase Plan. No shares are currently outstanding under the Employee Stock Purchase Plan and 114,459 shares remain available under that plan.

(2) Consists of the 2006 Equity Incentive Award Plan and the Third Amended and Restated 2000 Stock Incentive Award Plan.

Descriptions of our equity incentive plans that were not approved by our stockholders, are contained in Note 14 to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Outstanding Equity Awards at December 31, 2007

The following table shows, as of December 31, 2007, certain information regarding outstanding equity awards for the named executive officers, all of which are unexercised stock options.

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Market Price of Common Stock on Date of Grant ($)(5)	Option Expiration Date
Christian Itin	312,374	28,398(1)	1.66	6.51(6)	5/5/16
	125,000	625,000(4)	2.56	2.56	6/10/17
Patrick Baeuerle	249,565	22,688(2)	1.66	6.51(6)	5/5/16
	50,000	250,000(4)	2.56	2.56	6/10/17
Carsten Reinhardt	73,274	6,662(2)	1.66	6.51(6)	5/5/16
	49,602	120,462(3)	2.62	2.62	10/3/16
	16,666	83,334(4)	2.56	2.56	6/10/17
	5,555	44,445(4)	2.38	2.31	8/1/17

(1) One-half of the shares underlying these grants were vested upon grant, with the remainder vesting in 24 equal monthly installments through April 24, 2008. As of the date of this proxy statement, all of the shares are vested.

(2) One-half of the shares underlying these grants were vested upon grant with the remainder vesting in 24 equal monthly installments through April 24, 2008. As of the date of this proxy statement, all of the shares are vested.

(3) Twenty-five percent of the shares underlying this option vested on October 3, 2007, with the remainder vesting in 36 equal monthly installments through October 3, 2010.

(4) The shares underlying these grants vest over a three year period from the date of grant in equal monthly installments.

(5) This column lists the closing price of the Company's common stock on the date of grant.

(6) These options were granted by our subsidiary Micromet Holdings, Inc. prior to the merger with CancerVax Corporation at a time when that company's shares were not publicly traded. The options were assumed by the Company upon the closing of the merger as of May 5, 2006, at which time the exercise price became fixed at 25% of the closing price of the Company's common stock on May 4, 2006, the trading date immediately preceding the merger. The closing price as of May 4, 2006 was $6.63 per share, after giving pro forma effect to a 1-for-3 reverse stock split of the Company's common stock on that date.

Option Exercises and Stock Vested

None of the named executive officers exercised any stock options during 2007, and no awards of shares of the Company's common stock vested during 2007. Accordingly, the "Options Exercised and Stock Vested" table is not presented.

Pension Benefits

None of our named executive officers participates in or has account balances in non-qualified defined benefit plans or supplemental executive retirement plans sponsored by us. Accordingly, the "Pension Benefits" table is not presented. The compensation committee, which is comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Internal Revenue Code, as amended, may elect to adopt qualified or non-qualified defined benefit plans if the committee determines that doing so is in the best interests of the Company and its stockholders.

Nonqualified Deferred Compensation

None of our named executive officers participates in or has account balances in any non-qualified defined contribution plans or other deferred compensation plans maintained by us. Accordingly, the "Nonqualified Deferred Compensation" table is not presented. The compensation committee, which is comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Internal Revenue Code, as amended, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the committee determines that doing so is in the best interests of the Company and its stockholders.

Potential Payments Upon Termination or Change-in-Control

As described in the Compensation Discussion and Analysis section of this proxy statement, the Company has entered into employment agreements with the Company's named executive officers that provide for certain post-termination benefits in the event of death or permanent disability of the executive, upon termination of the named executive officer by the Company without "cause," or upon termination by the executive for "good reason." In certain cases, these benefits are increased upon a termination without cause or termination for good reason in connection with a change of control transaction involving the Company. The Company's compensation committee believes that such provisions are instrumental in attracting qualified personnel to serve as executives of the Company, and that they also help to align the interests of our senior management with those of the Company's stockholders.

In the event of termination for permanent disability or death, termination without cause or termination for good reason, each named executive officer (or in the event of death, his estate), will receive, conditioned upon the receipt by the Company of a general release of claims, the following benefits:

- any accrued but unpaid base salary as of the date of termination;

- twelve months of base salary (or eighteen months for Dr. Itin if such termination was without cause or for good reason and was within six months prior to or within twelve months following a change of control);
- an amount equal to the average of the executive officer's bonuses for the three years prior to the date of termination (which bonus will be prorated for the period of time served by the executive during the year of termination, except if the termination is within six months prior to or twelve months following a change of control, in which case such bonus will not be prorated; in addition, Dr. Itin's bonus would not be prorated in any event), provided that in the event of death, the bonus payable will be equal to the bonus payable for the year in which the death occurs, payable in 12 monthly installments;
- continuation of the payments based on the amounts Micromet AG is paying under government-mandated social security and health insurance benefits programs for its employees in Germany for twelve months (or eighteen months upon termination in connection with a change of control);
- for termination other than for death, life insurance benefits coverage for twelve months (or eighteen months upon termination in connection with a change of control) to the extent the executive was receiving such benefits prior to the date of termination; and
- for termination other than for death, costs for outplacement services, up to €15,000.

In addition to the foregoing benefits, if the executive officer's employment is terminated by the Company other than for cause, if the executive resigns for good reason or in the case of the permanent disability or death of the executive, that portion of the executive's stock awards which would have vested if the executive had remained employed for an additional twelve months will immediately vest on the date of termination. Further, if the executive officer's employment is terminated by the Company other than for cause, or if the executive resigns for good reason, within six months prior to or twelve months following a change of control, all of the officer's outstanding unvested stock awards will automatically vest and become exercisable on the later of the date of termination or the date of the first closing of any transaction or the stockholder vote resulting in such change of control.

In the event of a change of control of the Company, 50% of each executive's unvested stock awards will immediately become vested and exercisable on the date of the change of control, and in the case of Dr. Itin only, any remaining unvested stock awards will become vested and exercisable on the six-month anniversary of the date of the change of control if he is employed by the Company at that time.

For purposes of the employment agreements, "cause" generally means the executive's material breach of the executive's employment agreement or any other written agreement between the executive and the Company; the executive's gross negligence or willful misconduct in the performance of his duties; the executive's commission of any act or omission constituting dishonesty or fraud that has a material adverse impact on the Company; the executive's conviction of, or plea of guilty or no contest to, a felony; conduct by the executive which in the good faith and reasonable determination of the board of directors demonstrates gross unfitness of the executive to serve; the executive's failure to attempt in good faith to implement a clear and reasonable directive of the board of directors after written notice of such failure, and failure by the executive to cure the same within fifteen business days after receipt of such notice; persistent unsatisfactory performance of the executive's job duties after written notice of such and failure to cure the same after having been provided with a reasonable opportunity to cure, if deemed curable; or executive's breach of his fiduciary duty to the Company. Prior to any determination by the Company that "cause" has occurred, the Company will provide the executive with written notice of the reasons for such determination, afford the executive a reasonable opportunity to remedy any such breach, and provide the executive an opportunity to be heard prior to the final decision to terminate the executive's employment.

For purposes of the employment agreements, "good reason" generally means the assignment to the executive of any duties or responsibilities which result in the material diminution of the executive's position; a reduction in the executive's base salary; a relocation of the executive's place of employment to a location outside the metropolitan area in which the executive works, except for required travel on Company business; any material breach by the Company of the executive's employment after written notice of such breach and failure by the Company to cure the breach within fifteen business days after receipt of such notice; any purported termination of the executive's employment for cause by the Company that is not in accordance with the definition of cause set forth in the employment agreement; any failure to pay the executive the earned bonus for any period under any management incentive compensation plan adopted by the Company, if a majority of other officers of the Company have been paid bonuses for such period under such plan; or any failure by the Company to obtain the assumption of the executive's employment agreement by any successor or assignee of the Company.

If the employment of each named executive officer had been terminated due to death, permanent disability, termination without cause or termination for good reason as of December 31, 2007, the estimated maximum benefits that each would have received under their employment agreements are set forth in the table below. For amounts payable in Euros, we have used an exchange rate of $1.4729 per Euro, which was the published rate from the OANDA Corporation currency database as of December 31, 2007.

	Payments Receivable upon Termination from Death, Permanent Disability, Termination without Cause or Termination for Good Reason						
Name	Salary Continuation ($)	Bonus ($)	Healthcare Benefits and Other Compensation ($)(2)	Intrinsic Value of Additional Vested Stock Options ($)(1)	Total Receivable due to Termination from Death ($)	Incremental Payment Upon Termination for Disability, without Cause or with Good Reason (Outplacement Costs) ($)	Total Receivable due to Termination for Disability, without Cause or for Good Reason ($)
Christian Itin	412,412	147,290	24,902	11,359	595,963	22,094	618,057
Patrick Baeuerle	365,279	96,306	24,645	9,075	495,305	22,094	517,399
Carsten Reinhardt	353,496	79,310	22,382	2,665	457,453	22,094	479,547

(1) The intrinsic value of additional stock options shown above is the difference between the closing stock price of $2.06 per share on December 31, 2007 and the exercise price, times the number of additional shares that would have vested upon termination

(2) Amounts in this column consist of payments to the named executive officer in lieu of payments on the officer's behalf into the German state pension, unemployment and health insurance system.

If the Company had entered into a change of control transaction on December 31, 2007, or if the employment of each of the named executive officers had been terminated as of December 31, 2007, and such termination was without cause or for good reason and was within six months prior to or within twelve months following a change of control, the estimated maximum benefits that each named executive officer would have received under their employment agreements are set forth in the following table. For amounts payable in Euros, we have used an exchange rate of $1.4729 per Euro, which was the published rate from the OANDA Corporation currency database as of December 31, 2007.

		Incremental Payments for Termination in Connection with Change of Control					
Name	Intrinsic Value of Additional Vested Stock Options Upon Change of Control ($)(1)	Salary Continuation ($)	Bonus ($)	Healthcare Benefits and Other Compensation ($)(2)	Maximum Outplacement Costs ($)	Intrinsic Value of Additional Vested Stock Options Upon Termination ($)(1)	Total Receivable due to Termination in Connection with Change of Control ($)
Christian Itin	5,680	618,618	147,290	37,353	22,094	5,680	836,715
Patrick Baeuerle	4,538	365,279	96,306	24,645	22,094	4,538	517,400
Carsten Reinhardt	1,332	353,496	79,310	23,382	22,094	1,332	480,946

(1) The intrinsic value of additional stock options which would vest in upon a change of control of the Company and upon a termination in connection with a change of control of the Company is based upon a closing stock price of $2.06 per share on December 31, 2007. In the event of a change of control of the Company, on December 31, 2007, 50% of the unvested stock options would have vested at the time of the ownership change, with the remaining 50% vesting if the executive officer is terminated within twelve months thereafter, except

that in the case of Dr. Itin only, any remaining unvested stock awards will become vested and exercisable on the six-month anniversary of the date of the change of control if he is employed by the Company at that time.

(2) Amounts in this column consist of payments to the named executive officer in lieu of payments on the officer's behalf into the German state pension, unemployment and health insurance system.

DIRECTOR COMPENSATION

The following table shows for the fiscal year ended December 31, 2007 certain information with respect to the compensation of all directors of the Company:

DIRECTOR COMPENSATION FOR FISCAL YEAR 2007

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)	Other Compensation($)	Total ($)
Jerry C. Benjamin	29,500(4)	76,660(15)	—	106,160
John E. Berriman	30,500(5)	79,870(16)	—	110,370
Michael G. Carter	29,500(6)	90,512(17)	—	120,012
David F. Hale	80,167(7)	276,893(18)	38,000(8)	395,090
Christian Itin	—(9)	—(9)	—(9)	—(9)
Peter Johann	24,500(10)	44,395(19)	—	68,895
Barclay A. Phillips	32,500(11)	70,776(20)	—	103,276
Phillip M. Schneider	26,000(12)	90,539(21)	—	116,539
Joseph P. Slattery	3,500(13)	1,706(22)	—	5,206
Otello Stampacchia	26,500(14)	64,892(23)	—	91,392

(1) Pursuant to the Company's Director Compensation Policy, non-employee directors receive an annual retainer fee of $16,000 for director service, paid in quarterly installments, a fee of $1,500 for each board meeting attended and a fee of $1,000 for each committee meeting attended. In addition, each non-employee director receives the director fee with respect to telephonic board meetings and committee meetings if such telephonic meetings last approximately two hours or longer.

(2) Pursuant to the Company's Director Compensation Policy, each non-employee director, other than the chairman of the board, received at the time of the merger with CancerVax Corporation, or receives upon the initial appointment or election to the board, a non-qualified stock option to purchase 35,000 shares of the Company's common stock. The chairman received at the time of the merger with CancerVax Corporation, or receives upon the initial appointment or election, a non-qualified stock option to purchase 70,000 shares of the Company's common stock. Each of these options vests in equal installments at the end of each calendar month over a period of three years from the date of grant, such that each stock option is 100% vested on the third anniversary of its date of grant, subject to a director's continuing service on the board through each vesting date. In addition, on the date of each annual meeting of stockholders, (i) the chairman of the audit committee receives a non-qualified stock option to purchase 7,500 shares of the Company's common stock, (ii) the chairman of the compensation committee receives a non-qualified stock option to purchase 5,000 shares of the Company's common stock, and (iii) the chairman of the nominating & corporate governance committee receives a non-qualified stock option to purchase 2,500 shares of the Company's common stock. Each of these options vests in equal installments at the end of each calendar month over a period of one year from the date of grant, such that each stock option is 100% vested on the first anniversary of the date of grant, subject to a director's continuing service on the board through each vesting date. In addition, on the date of each annual meeting of stockholders, all non-employee directors, other than the chairman of the board, receive a non-qualified stock option to purchase 15,000 shares of the Company's common stock, and the chairman receives a non-qualified stock option to purchase 30,000 shares of the Company's common stock. Each of these options vests in equal installments at the end of each calendar month over a period of one year from the date of grant, such that each stock option is 100% vested on the first anniversary of the date of grant, subject to a director's

continuing service on the board through each vesting date. Pursuant to the Company's Director Compensation Policy, the exercise price for each of the grants is the closing price on the date of grant.

(3) Amounts in this column represent the compensation costs incurred by the Company during 2007 related to stock options held by the director, rather than an amount paid to or realized by the director. These amounts were calculated utilizing the provisions of SFAS No. 123(R), using a Black-Scholes pricing model and assuming no forfeiture of awards granted to the director. For additional information regarding assumptions made by the Company in valuing equity awards under SFAS 123(R), see Notes 3 and 14 to the Company's consolidated financial statements for the year ended December 31, 2007.

(4) Comprised of $16,000 in annual director retainer fees, $7,500 in board meeting attendance fees and $6,000 in committee meeting attendance fees.

(5) Comprised of $16,000 in annual director retainer fees, $7,500 in board meeting attendance fees and $7,000 in committee meeting attendance fees.

(6) Comprised of $16,000 in director retainer fees, $7,500 in board meeting attendance fees and $6,000 in committee meeting attendance fees.

(7) Comprised of $72,667 in director retainer fees and $7,500 in board meeting attendance.

(8) Reimbursement of salary expenses incurred by Mr. Hale for his administrative assistant.

(9) Dr. Itin did not receive any compensation as a director of the Company during 2007. Dr. Itin's compensation in his capacity as President and Chief Executive Officer of the Company has been fully reflected in the Summary Compensation Table.

(10) Comprised of $16,000 in director retainer fees, $7,500 in board meeting attendance fees and $1,000 in committee meeting attendance fees. All fees were paid to NGN Capital LLC.

(11) Comprised of $16,000 in director retainer fees, $7,500 in board meeting attendance fees and $9,000 in committee meeting attendance fees.

(12) Comprised of $14,000 in director retainer fees, $6,000 in board meeting attendance fees and $6,000 in committee meeting attendance fees.

(13) Comprised of $2,000 in director retainer fees and $1,500 in board meeting attendance fees.

(14) Comprised of $16,000 in director retainer fees, $7,500 in board meeting attendance fees and $3,000 in committee meeting attendance fees payable to Omega Fund I, L.P. and Omega III, L.P. in proportion to their relative shareholdings in the Company.

(15) The aggregate number of option awards outstanding at December 31, 2007 was 60,000 shares.

(16) The aggregate number of option awards outstanding at December 31, 2007 was 68,155 shares.

(17) The aggregate number of option awards outstanding at December 31, 2007 was 83,608 shares.

(18) The aggregate number of option awards outstanding at December 31, 2007 was 579,295 shares.

(19) The aggregate number of option awards outstanding at December 31, 2007 was 50,000 shares, which were held in the name of NGN Capital LLC.

(20) The aggregate number of option awards outstanding at December 31, 2007 was 55,000 shares.

(21) The aggregate number of option awards outstanding at December 31, 2007 was 65,000 shares.

(22) The aggregate number of option awards outstanding at December 31, 2007 was 35,000 shares.

(23) The aggregate number of option awards outstanding at December 31, 2007 was 50,000 shares. Pursuant to the limited partnership agreements of Omega Fund I, L.P. and Omega Fund III, L.P., Omega Fund I, L.P. and Omega Fund III, L.P. are the beneficiaries of any remuneration, including stock options, received by Mr. Stampacchia in connection with his service as Director of the Company. Mr. Stampacchia disclaims beneficial ownership of the stock options or such shares that may be purchased upon exercise of the stock options, except to the extent of his pecuniary interest therein.

Transactions With Related Persons

Related-Person Transactions Policy and Procedures

Under its charter, our audit committee is responsible for reviewing and approving all related party transactions. We annually require each of our directors and executive officers to complete a director and officer questionnaire that elicits information about related person transactions, including any such transactions which are required to be disclosed under the rules of the SEC. In addition, under our Code of Ethics, our directors, officers and employees are expected to avoid conflicts of interest with the Company and are required to report any such conflicts of interest to our General Counsel or, in the case of our directors, to the full board. Our audit committee reviews all such transactions and relationships which come to its attention either through the director and officer questionnaires or otherwise, and considers whether to approve or take other appropriate action with respect to such transactions or relationships.

Certain Related-Person Transactions

The Company has entered into indemnity agreements with certain officers and directors which provide, among other things, that the Company will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under Delaware law and the Company's bylaws.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Micromet stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker. Direct your written request to Micromet, Inc., Attn: Corporate Secretary, 6707 Democracy Boulevard, Suite 505, Bethesda, Maryland 20817. Stockholders who currently receive multiple copies of the proxy statement at their addresses and would like to request "householding" of their communications should contact their brokers.

Other Matters

The board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the board of directors

Matthias Alder
Secretary

April 29, 2008

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended December 31, 2007 is available without charge upon written request to: Corporate Secretary, Micromet, Inc., 6707 Democracy Boulevard, Suite 505, Bethesda, Maryland 20817.

BiTE® Antibodies Have Exceptional Properties

- A 1,000–100,000 fold higher efficacy in tumor cell lysis relative to conventional and improved antibodies
- BiTE antibodies circumvent the mechanism by which tumor cells evade recognition by T cells, the patients' most potent immune cells
- BiTE antibodies activate T cells only in the presence of targeted tumor cells
- BiTE antibodies cause T cells to selectively attack tumor cells, leading to a highly targeted and potent elimination of tumor cells

BiTE Antibodies A Novel Class of Antibodies

BiTE antibodies bind to T cells on one end and to the target cells on the other end. T cells are part of the body's own defense mechanism and destroy target cells. With BiTE antibodies, T cells can "see" and attack target cells in the same manner as can be observed during naturally-occurring T cell attacks.


1

BiTE antibody temporarily links T cell with cancer cell


2

BiTE antibody triggers release of toxins from the T cell


3

Cancer cell is destroyed, and T cell repeats process with another cancer cell

Elimination of Lymphoma Cells in Bone Marrow by MT103



Before treatment with MT103 After treatment with MT103

- MT103 is a BiTE® antibody targeting CD19 antigen on B cell tumors
- Phase 2 clinical trial in Acute Lymphoblastic Leukemia patients
- Phase 1 clinical trial in late stage non-Hodgkin's Lymphoma patients
- 7 out of 18 evaluable patients with complete or partial* clinical responses at 15/30/60 μg/m²/d
- Bone marrow improved in 8 out of 9 patients at or above 15 μg/m²/d*
- Complete depletion of tumor cells in blood*

*Presented at ASH (2007)

BiTE Antibody Scientific Advisory Board

Leading experts in the fields of oncology, immunotherapy and drug development have recognized that BiTE antibodies may represent the next step in the evolution of antibody therapeutics.

Richard A. Flavell
Yale University, New Haven, Connecticut

Michael J. Keating
MD Anderson Cancer Center, Houston, Texas

Ronald Levy
Stanford University, Stanford, California

Jeffrey V. Ravetch
Rockefeller University, New York, New York

Anthony W. Tolcher
South Texas Accelerated Research Therapeutics, San Antonio, Texas

"By engaging T cells, BiTE antibodies have the potential to surpass the efficacy of conventional monoclonal antibody therapies."
Jeffrey V. Ravetch, M.D., Ph.D.

"Unlike most other antibody-based approaches, BiTE antibodies promise to be effective as monotherapy in patients both with early- and late-stage disease."
Anthony W. Tolcher, M.D., FRCP(C)

"The first efficacy data of BiTE antibody MT103/MEDI-538 in the treatment of late-stage lymphoma patients showing complete or partial responses are highly impressive and give hope that this and other BiTE antibodies will add significantly to the future armamentarium of hemato-oncologists."
Michael J. Keating, M.B, B.S.

Dear Shareholders:

We had a very productive year in 2007. We significantly advanced our clinical and preclinical programs, partnered two of our earlier stage product candidates, completed a financing round, established new headquarter offices in Bethesda, MD, rounded out our senior management team by adding a chief commercial officer, and pursued an active investor outreach program throughout the entire year.



Christian Itin, Ph.D.
President, Chief Executive Officer and Director



David F. Hale
Chairman of the Board of Directors

The most important data from our development programs this year was our publication of data on BiTE antibody MT103 at the annual meeting of the American Society of Hematology in December. We reported that MT103 induces dose-dependent objective complete and partial responses in heavily pre-treated lymphoma patients, and that the BiTE antibody cleared the bone marrow and other infiltrated organs from tumor cells. Particularly encouraging was the observation of complete responses in patients with mantle cell lymphoma (MCL)—a disease that is difficult to treat. This finding is not only important to Micromet but also to our partner MedImmune—now AstraZeneca plc's biologicals business unit. In their recent analyst event in November 2007, BiTE antibodies and in particular MT103 were prominently featured. MedImmune is planning to expand the development program for MT103 by initiating a clinical trial testing MT103 in patients with chronic lymphocytic leukemia. In Europe, we have initiated a phase 2 clinical trial with MT103 for the treatment of patients with acute lymphoblastic leukemia—one of the most aggressive blood cancers. With the highly encouraging results in patients with MCL, we are looking to move ahead in this indication as soon as we have identified an optimal dose for MT103 in our ongoing phase 1 clinical trial in patients with non-Hodgkin's lymphoma.

Our second BiTE antibody MT110 has completed preclinical development. We are very exited about this drug candidate as new research provides compelling evidence that its target EpCAM is found on cancer stem cells—those cancer cells that are responsible for metastasis and resistance of tumors to chemotherapies.

We are also working on a clinical trial design that should allow testing of our human antibody MT201 or adecatumumab in a cancer setting where most of the tumor bulk has been removed by surgery and the antibody's role is to eliminate the remaining EpCAM-expressing tumor cells, which—if not eliminated—could later on lead to the formation or progression of metastatic disease. This treatment approach, which is supported by the results we obtained in the completed phase 2 clinical trial of MT201 in patients with metastatic breast cancer, may increase disease free survival. We are planning to initiate a phase 2 clinical trial of MT201 in an early tumor setting in the second half of 2008. We will be operationally conducting this trial while our partner Merck Serono will provide the funding for it.

In addition to our advancements in the clinic, we have made significant progress on the development of our BiTE antibody platform, and have solidified our intellectual property portfolio with the filing of patent applications covering additional BiTE antibodies and improvements to the BiTE antibody platform.

In 2007, we established two new collaborations. The first is with Nycomed for MT203, a human antibody that neutralizes GM-CSF, one of the key cytokines involved in autoimmunity and chronic inflammation. We are bringing to this collaboration our significant expertise in antibody development and are running the non-clinical development program for MT203. With the transition of MT203 to clinical development, Nycomed will take over development responsibility. The second collaboration is with TRACON Pharmaceuticals, Inc. for our antibody MT293. We believe that MT293 can limit tumor growth by inhibiting blood flow to the tumor. This anti-angiogenic antibody is currently in a phase 1 clinical trial conducted by TRACON.

In June, we closed a $25 million PIPE transaction, which added to our shareholder base a number of experienced US biotech funds. We were also pleased with the fact that several of our existing shareholders decided to increase their investment in the company and participate in this financing round. With the additional financial resources from this round, we have secured a financial reach for the company through Q2 of 2009. This will allow us to achieve additional milestones in our clinical programs, and will provide us with an opportunity to establish new strategic collaborations for our development programs.

We have also continued to strengthen the management team. In October, Mark Reisenauer joined as our new Chief Commercial Officer. Mark was the General Manager of the Oncology Franchise at Abbott and brings close to twenty years of strategic marketing, product planning and marketing experience in oncology to Micromet. Chris Schnittker resigned in December as the CFO of the company and we are in the process of recruiting a new CFO. Don Zelm, who joined us in December 2006 as the Executive Director of Finance has taken over as the acting CFO for the interim period.

We also had changes on our board of directors. Phil Schneider, who was also the chair of our audit committee, resigned in November. We would like to thank Phil for his help in integrating the Micromet and CancerVax organizations. We are fortunate to have been able to fill the vacancy left by Phil with Joe Slattery, who also took over from Phil as chair of the audit committee. Most recently, Joe was the CFO of Digene Corporation, a publicly listed life sciences company in Maryland. Joe has extensive experience in running finance organizations for publicly listed companies and brings a fresh industry perspective to the board.

2007 has been a difficult year from a stock performance perspective. While we have fundamentally built value in our development programs, we have not seen a translation into an improved performance of our common stock. We have initiated a concerted effort to raise the profile of the company with increased publicity and press coverage in 2008, and the years to come. We will also continue our intense investor relations efforts with presentations at healthcare investor, business, clinical and research conferences, non-deal road shows and Micromet-sponsored events for buy- and sell-side analysts. We have also added in 2007 two analysts covering our stock and two additional analysts have initiated coverage in March 2008.

2007 has been a transforming year for the company. With the data from the phase 1 clinical trial of MT103 in patients with NHL, we have demonstrated that BiTE antibodies can treat cancer in humans. Building on these significant results, we are well positioned to leverage the BiTE antibody platform in 2008 advancing our product candidates and expanding our strategic collaborations.

We would like to thank you for your continued support. With our BiTE antibody platform, we now have the opportunity to bring a new class of antibody therapeutics to fruition that harbor the promise of significantly changing cancer therapy and thereby building fundamental value in our company.

Christian Itin, Ph.D.
President, Chief Executive Officer
and Director

David F. Hale
Chairman of the
Board of Directors



Management Team


5
3
4
1
2
6

1. Christian Itin, Ph.D.
   President, Chief Executive Officer and Director
2. Patrick A. Baeuerle, Ph.D.
   Senior Vice President, Chief Scientific Officer
3. Carsten Reinhardt, M.D., Ph.D.
   Senior Vice President, Chief Medical Officer
4. Jens Hennecke, Ph.D.
   Vice President Business Development
5. Matthias Alder, lic. iur., LL.M
   Senior Vice President, General Counsel and Secretary
6. Mark Reisenauer
   Senior Vice President, Chief Commercial Officer

Board of Directors



David F. Hale
Chairman

Barclay A. Phillips

Otello Stampacchia

Peter Johann

Christian Itin

Jerry C. Benjamin

John E. Berriman

Michael G. Carter

Joseph P. Slattery

Annual Meeting

The Annual Meeting of Shareholders of Micromet, Inc. will be held at 1:00 PM Eastern Time, June 27, 2008, at the Marriott Suites Bethesda located at 6711 Democracy Boulevard, Bethesda, Maryland 20817.

Stock Listing

The Company's common stock trades on the Nasdaq Global Market under the symbol "MITI."

Transfer Agent and Registrar

Mellon Investor Services LLC
480 Washington Boulevard
Newport Office Center VII
Jersey City, NJ 07310
800-851-9677
www.melloninvestor.com

Independent Registered Public Accounting Firm

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102
703-747-1000
www.ey.com

Legal Counsel

Cooley Godward Kronish LLP
One Freedom Square
11951 Freedom Drive
Reston, VA 20190-5656
703-456-8000
www.cooley.com

Investor Relations

SAN Group, LLC
27 N. Moore Street, Suite 10C
New York, NY 10013
212-966-3650
www.sanoonan.com

Designed by Curran & Connors, Inc. / www.curran-connors.com



Corporate Headquarters

6707 Democracy Boulevard, Suite 505
Bethesda, MD 20817 USA
240-752-1420

R&D Facility

Staffelseestrasse 2
81477 Munich Germany
+49 (89) 89 5277 0


FSC
Mixed Sources

